                                                      REGISTRATION NO. 333-56969

                                                       REGISTRATION NO. 811-4235
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6
                             REGISTRATION STATEMENT
                                     UNDER
                         THE SECURITIES ACT OF 1933 [X]
                             OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                         PRE-EFFECTIVE AMENDMENT NO. 1

                        POST-EFFECTIVE AMENDMENT NO. [ ]

                        MONY AMERICA VARIABLE ACCOUNT L
                             (Exact Name of Trust)

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (Address of Principal Executive Office)

                              EDWARD P. BANK, ESQ.
                   VICE PRESIDENT AND DEPUTY GENERAL COUNSEL
                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (Name and Address of Agent for Service)

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.


     Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.


     Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
---------------

STATEMENT PURSUANT TO RULE 24f-2



     The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Rule 24f-2 notice for Registrant's fiscal year ending December 31, 1997 was filed on March 31, 1998.

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

                CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

ITEM NO. OF
FORM N-8B-2                                                    CAPTION IN PROSPECTUS
-----------                                                    ---------------------
 1..........................................  Cover Page
 2..........................................  Cover Page
 3..........................................  Not Applicable
 4..........................................  DISTRIBUTION OF THE POLICY
 5..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
 6..........................................  MONY America Variable Account L
 7..........................................  Not required
 8..........................................  Not required
 9..........................................  Legal Proceedings
10..........................................  THE POLICY; INFORMATION ABOUT THE COMPANY AND THE
                                                VARIABLE ACCOUNT; CHARGES AND DEDUCTIONS; OTHER
                                                INFORMATION; VOTING OF FUND SHARES; MORE ABOUT THE
                                                POLICY
11..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE
                                                VARIABLE ACCOUNT
12..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE
                                                VARIABLE ACCOUNT
13..........................................  THE POLICY; CHARGES AND DEDUCTIONS; THE FUNDS
14..........................................  THE POLICY
15..........................................  THE POLICY
16..........................................  THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND
                                                THE VARIABLE ACCOUNT
17..........................................  THE POLICY
18..........................................  THE FUNDS; THE POLICY; INFORMATION ABOUT COMPANY AND THE
                                                VARIABLE ACCOUNT
19..........................................  VOTING OF FUND SHARES; MORE ABOUT THE POLICY
20..........................................  Not applicable
21..........................................  THE POLICY
22..........................................  Not applicable
23..........................................  Not applicable
24..........................................  IMPORTANT TERMS; MORE ABOUT THE POLICY
25..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
26..........................................  Not applicable

ITEM NO. OF
FORM N-8B-2                                                    CAPTION IN PROSPECTUS
-----------                                                    ---------------------
27..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
28..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
29..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
30..........................................  Not applicable
31..........................................  Not applicable
32..........................................  Not applicable
33..........................................  Not applicable
34..........................................  Not applicable
35..........................................  MORE ABOUT THE POLICY
36..........................................  Not applicable
37..........................................  Not applicable
38..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                MORE ABOUT THE POLICY
39..........................................  MORE ABOUT THE POLICY
40..........................................  Not applicable
41..........................................  MORE ABOUT THE POLICY
42..........................................  Not applicable
43..........................................  Not applicable
44..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE POLICY; MORE ABOUT THE POLICY
45..........................................  Not applicable
46..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE POLICY; MORE ABOUT THE POLICY
47..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE POLICY; MORE ABOUT THE POLICY
48..........................................  Not applicable
49..........................................  Not applicable
50..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
51..........................................  Cover Page; INFORMATION ABOUT THE COMPANY AND THE
                                                VARIABLE ACCOUNT; THE POLICY; MORE ABOUT THE POLICY
52..........................................  OTHER INFORMATION
53..........................................  OTHER INFORMATION
54..........................................  Not applicable
55..........................................  Not applicable
56..........................................  Not required
57..........................................  Not required
58..........................................  Not required
59..........................................  FINANCIAL STATEMENTS

                                   PROSPECTUS

                            DATED SEPTEMBER 18, 1998


           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                                   ISSUED BY

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                        MONY AMERICA VARIABLE ACCOUNT L

    This prospectus describes a flexible premium variable universal life insurance policy (individually, the "Policy," and collectively, the "Policies") offered by MONY Life Insurance Company of America (the "Company"), a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("Mutual of New York"). The Policy, for so long as it remains in force, provides lifetime insurance protection on the Insured named in the Policy through the Maturity Date. The Policy is designed to provide maximum flexibility in connection with premium payments and death benefits by permitting, subject to certain restrictions, the frequency and amount of premium payments to vary and the death benefit payable under the Policy to increase or decrease. A Policy may also be surrendered for its Cash Value.
    The Company will pay the death proceeds when the Insured dies if the Policy is still in force. The death proceeds will equal the death benefit, less any Outstanding Debt and any charges due during the Grace Period. The Policy will remain in force as long as the Cash Value remains positive. If at all times during the first three Policy years, the sum of premiums paid less any Outstanding Debt and Partial Surrenders taken (excluding their fees) is greater than or equal to the Minimum Monthly Premium times the number of completed months this Policy has been in force or its Cash Value is greater than zero, the Policy and all Rider coverages will not lapse. If the Guaranteed Death Benefit Rider is purchased, the Specified Amount of the Policy and most Rider coverages will remain in force for the Guarantee Period if the required premiums (less Partial Surrenders taken (and their fees)) less Outstanding Debt have been paid. The Guaranteed Death Benefit Rider is not available in all states.
    The Policy permits the choice of two death benefit Options: under Option 1, the death benefit remains fixed at the Specified Amount chosen; under Option 2, the death benefit equals the Specified Amount plus Fund Value (under certain circumstances the death benefit under either Option may be greater). Under Option 2, the death benefit will vary daily with the investment performance of the Subaccounts for any Policy Owner who has allocated net premiums to the Variable Account. Under either Option, for so long as the Policy remains in force, the death benefit will never be less than the current Specified Amount.
    The Policy also permits an owner of the Policy to obtain loans from the Company in amounts up to 90% of the Cash Value of the Policy, and it permits an Owner to surrender a part or all of the Policy and receive the Cash Value of the Policy.
    Net premiums may be allocated at the Policy Owner's discretion to one or more of the Subaccounts that comprise a separate account of the Company called the MONY America Variable Account L (the "Variable Account"), or to the Guaranteed Interest Account of the Company. Any portion of a net premium allocated to one or more of the Subaccounts is used to purchase shares of the corresponding Portfolios of the MONY Series Fund, Inc. (the "MONY Series Fund") or the Enterprise Accumulation Trust (the "Accumulation Trust"). The available Portfolios of the MONY Series Fund currently are: the Money Market Portfolio, the Government Securities Portfolio, the Intermediate Term Bond Portfolio, and the Long Term Bond Portfolio. The available Portfolios of the Accumulation Trust are: the Equity Income Portfolio, the Growth and Income Portfolio, the Growth Portfolio, the Equity Portfolio, the Managed Portfolio, the Capital Appreciation Portfolio, the Small Company Growth Portfolio, the Small Cap Portfolio, the International Growth Portfolio, and the High Yield Bond Portfolio. The Loan Account represents amounts set aside as collateral for any Policy Debt.
    To the extent that all or a portion of net premiums are allocated to the Variable Account, the Fund Value under the Policy will vary based upon the investment performance of the Subaccounts to which the Fund Value is allocated. Net premiums allocated to the Guaranteed Interest Account are assets of the General Account of the Company. The Fund Value in the Guaranteed Interest Account will accrue interest at an interest rate that is guaranteed by the Company. No minimum amount of Fund Value is guaranteed, except to the extent premiums are allocated to the Guaranteed Interest Account.
    A Policy may be returned during the Right to Return Policy Period (see "Right to Examine a Policy -- Right to Return Policy Period," page 17), during which time net premium payments earn an interest rate guaranteed by the Company.
    It may not be advantageous to replace existing insurance with the Policy. This prospectus generally describes only the portion of the Policy involving the Variable Account. For a brief summary of the Guaranteed Interest Account, see "The Guaranteed Interest Account," page 10.
    In pursuing its investment objective, the High Yield Bond Subaccount purchases shares of the High Yield Bond Portfolio which may invest significantly in lower rated bonds, commonly referred to as "Junk Bonds". Bonds of this type are considered to be speculative with regard to the payment of interest and return of principal. Investment in these types of securities have special risks and, therefore, may not be suitable for all investors. Investors should carefully assess the risks associated with allocating premium payments to this subaccount.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
   PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR MONY SERIES FUND, INC.
 AND ENTERPRISE ACCUMULATION TRUST. THESE PROSPECTUSES SHOULD BE READ CAREFULLY
                       AND RETAINED FOR FUTURE REFERENCE.
                             ---------------------

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 1-800-487-6669

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
TABLE OF CONTENTS.....................    i
IMPORTANT TERMS.......................    1
SUMMARY OF THE POLICY.................    3
  Purpose of the Policy...............    3
  Policy Values.......................    3
  The Death Benefit...................    3
  Premium Features....................    4
  Allocation Options..................    4
  Transfer of Fund Value..............    5
  Policy Loans........................    5
  Full Surrender......................    5
  Partial Surrender...................    5
  Right to Return Policy Period.......    6
  Grace Period and Lapse..............    6
  Charges and Deductions..............    6
     Deductions from Premiums.........    6
     Daily Deduction from the Variable
       Account........................    6
     Deductions from Fund Value.......    7
     Surrender Charge.................    7
     Transaction and Other Charges....    7
  Tax Treatment of Increases in Fund
     Value............................    8
  Tax Treatment of Death Benefit......    8
  The Guaranteed Interest Account.....    8
  Contacting the Company..............    8
INFORMATION ABOUT THE COMPANY AND THE
  VARIABLE ACCOUNT....................    8
  MONY Life Insurance Company of
     America..........................    8
  Year 2000 Issue.....................    9
  MONY America Variable Account L.....    9
  The Funds...........................   10
  Purchase of Portfolio Shares by the
     Variable Account.................   11
     The Money Market Portfolio.......   12
     The Government Securities
       Portfolio......................   12
     The Intermediate Bond
       Portfolio......................   12
     The Long Term Bond Portfolio.....   12
     The Equity Income Portfolio......   13
     The Growth and Income
       Portfolio......................   13
     The Growth Portfolio.............   13
     The Equity Portfolio.............   13
     The Capital Appreciation
       Portfolio......................   13
     The Managed Portfolio............   13
     The Small Company Growth
       Portfolio......................   13
     The Small Company Value
       Portfolio......................   13
     The International Growth
       Portfolio......................   13
     The High Yield Bond Portfolio....   13
THE POLICY............................   14
  Application for a Policy............   14
     Temporary Insurance Coverage.....   14


                                        PAGE
                                        ----
     Initial Premium Payment..........   15
     Policy Date......................   15
     Risk Classification..............   15
  Right to Examine a Policy -- Right
     to Return Policy Period..........   16
  Premiums............................   16
     Premium Flexibility..............   16
     Scheduled Premium Payments
       (Planned Premium Payments).....   16
     Guaranteed Death Benefit Rider...   17
     Modified Endowment Contracts.....   17
     Unscheduled Premium Payments.....   17
     Premium Payments Affect the
       Continuation of the Policy.....   18
  Allocation of Net Premiums..........   18
  Death Benefits Under the Policy.....   18
     Option 1. .......................   19
     Option 2. .......................   19
     Examples of Options 1 and 2......   19
     Changes in Death Benefit
       Option.........................   20
  Changes in Specified Amount.........   20
     Increases........................   21
     Decreases........................   21
  Guaranteed Death Benefit............   21
  Other Optional Insurance Benefits...   22
     Primary Insured Term Rider.......   22
     Waiver of Monthly Deductions
       Rider..........................   22
     Waiver of Specified Premium
       Rider..........................   23
     Accidental Death Benefit Rider...   23
     Purchase Option Rider............   23
     Spouse's Term Rider..............   23
     Children's Term Insurance
       Rider..........................   23
     Benefits at Maturity.............   23
  Policy Values.......................   24
     Fund Value.......................   24
     Cash Value.......................   24
  Determination of Fund Value.........   24
  Calculating Unit Values for Each
     Subaccount.......................   25
  Transfer of Fund Value..............   25
  Right to Exchange Policy............   25
  Policy Loans........................   26
  Full Surrender......................   27
  Partial Surrender...................   27
  Grace Period and Lapse..............   28
     Special Rule for First Three
       Policy Years...................   28
     If Guaranteed Death Benefit Rider
       Is Not in Effect...............   28
     If Guaranteed Death Benefit Rider
       Is in Effect...................   29
     Reinstatement....................   29

                                        PAGE
                                        ----
CHARGES AND DEDUCTIONS................   30
  Deductions from Premiums............   30
     Sales Charge.....................   30
     Tax Charges......................   30
  Daily Deductions from the Variable
     Account..........................   30
     Mortality and Expense Risk
       Charge.........................   30
  Monthly Deductions from Fund
     Value............................   31
     Cost of Insurance................   31
     Administrative Charge............   31
     Per $1,000 Specified Amount
       Charge.........................   32
     Guaranteed Death Benefit
       Charge.........................   32
     Other Optional Insurance Benefits
       Charges........................   32
  Surrender Charge....................   32
     Effect of Changes in Specified
       Amount on Charges..............   33
  Corporate Purchasers................   33
  Transaction and Other Charges.......   33
  Fees and Expenses of the Fund.......   33
  Guarantee of Certain Charges........   34
OTHER INFORMATION.....................   34
  Federal Income Tax Considerations...   34
     Definition of Life Insurance.....   35
     Diversification Requirements.....   35
     Tax Treatment of Policies........   35
     Conventional Life Insurance
       Policies.......................   36
     Modified Endowment Contracts.....   36
     Reasonableness Requirement for
       Charges........................   37
     Pension and Profit-Sharing
       Plans..........................   37
     Other Employee Benefit
       Programs.......................   38
     Other............................   38
  Charge for Company Income Taxes.....   38
  Voting of Fund Shares...............   38
  Disregard of Voting Instructions....   39
  Report to Policy Owners.............   39
  Substitution of Investment and Right
     to Change Operations.............   39


                                        PAGE
                                        ----
  Changes to Comply with Law..........   40
PERFORMANCE INFORMATION...............   40
THE GUARANTEED INTEREST ACCOUNT.......   41
  General Description.................   41
  Death Benefit.......................   41
  Policy Charges......................   42
  Transfers...........................   42
  Surrenders and Policy Loans.........   42
MORE ABOUT THE POLICY.................   43
  Ownership...........................   43
     Joint Owners.....................   43
  Beneficiary.........................   43
  The Policy..........................   43
  Notification and Claims
     Procedures.......................   43
  Payments............................   43
  Payment Plan/Settlement
     Provisions.......................   44
  Payment in Case of Suicide..........   44
  Assignment..........................   44
  Errors on The Application...........   44
  Incontestability....................   44
  Policy Illustrations................   45
  Distribution of The Policy..........   45
MORE ABOUT THE COMPANY................   46
  Management..........................   46
  State Regulation....................   46
  Telephone Transfer Privileges.......   47
  Legal Proceedings...................   47
  Legal Matters.......................   47
  Experts.............................   47
  Registration Statement..............   47
  Independent Accountants.............   47
  Financial Statements................   48
Index to Financial Statements.........  F-1
Appendix A............................  A-1
Appendix B............................  B-1
Appendix C............................  C-1
Appendix D............................  D-1

                                IMPORTANT TERMS

     Administrative Office -- The Company's administrative office at 1740 Broadway, New York, New York, 10019. "Administrative Office" also includes the Company's Syracuse Operations Center at 1 MONY Plaza, Syracuse, N.Y. 13202.

     Age -- The Insured's age as of his or her last birthday on the Policy Date, increased by the number of complete Policy Years elapsed.

     Beneficiary -- The person or persons named by the Policy Owner in the application or by proper later designation to receive the death benefit proceeds upon the death of the Insured.

     Business Day -- Each date on which the Variable Account is valued, which currently includes each day that the New York Stock Exchange is open for trading or any other day on which there is sufficient trading in the securities of a Portfolio of the Funds to affect materially the unit value of the corresponding Subaccount of the Variable Account.

     Cash Value -- The Fund Value for the Policy less the Surrender Charge and less any Outstanding Debt.

     Company, the -- MONY Life Insurance Company of America.

     Funds -- MONY Series Fund, Inc. and Enterprise Accumulation Trust.

     Fund Value -- The Fund Value is the sum of the amounts under the Policy held in each Subaccount of the Variable Account and the Guaranteed Interest Account, as well as any amount set aside in the Company's Loan Account, and any interest thereon, to secure Outstanding Debt.

     General Account -- All assets of the Company other than those allocated to the Variable Account or to any other segregated separate account of the Company.

     Guaranteed Interest Account -- An account that is part of Company's General Account to which all or a portion of net premium payments may be allocated for accumulation at a fixed rate of interest (which may not be less than 4.5%) declared by Company.

     Guarantee Period -- The period during which the Specified Amount is guaranteed under the Guaranteed Death Benefit Rider. The Guaranteed Death Benefit Rider is not available in all states. See "Guaranteed Death Benefits", page 23.

     Insured -- The person upon whose life the Policy is issued and whose death is the contingency upon which the death benefit proceeds are payable.

     Loan Account -- An account to which amounts are transferred from the Subaccounts and the Guaranteed Interest Account as collateral for any Outstanding Debt. The Loan Account is part of the Company's General Account, and it accumulates interest at a rate not less than 4.5%.

     Maturity Date -- The Policy Anniversary on which the Insured is Age 100.

     Minimum Monthly Premium -- The amount determined by the Company which is necessary to keep the Policy in force for the first three Policy Years and in certain circumstances, for the first three Policy Years following an increase in Specified Amount.

     Monthly Anniversary Day -- The day each month on which the monthly deduction is due against the Fund Value. The first Monthly Anniversary Day is the Policy Date.

     Outstanding Debt -- The unpaid loan balance including accrued loan interest due and unpaid.

     Partial Surrender -- The surrender of a portion of the Policy. At least $500 of Cash Value must remain after a Partial Surrender, or a full surrender of the Policy will be required.

     Planned Premium Payments -- The premium amount specified on the application as the amount the Policy Owner intends to pay at selected intervals over a specified period of time. Within specified limits, premiums in excess of Planned Premium Payments may be paid. Planned Premium Payments may be changed at any time. For policies offered or issued for delivery outside the Commonwealth of Massachusetts, see the term "Scheduled Premium Payments".

     Policy Date -- The date set forth on page 1 of the Policy that is used to determine the Monthly Anniversary Day, Policy months, and Policy years. Policy monthly, quarterly, semiannual and annual Anniversaries are measured from the Policy Date. Each Policy month starts on the same date in each calendar month as that specified as the Policy Date. Where the Policy Date is the 29th, 30th, or 31st of a month, and there is no such date in a calendar month, the Policy month for such month will start on the last day of that calendar month.

     Policy Owner or Owner -- The person who owns the Policy. The Policy Owner will be the Insured unless otherwise stated in the application. If the Policy has been absolutely assigned, the assignee becomes the Policy Owner. A collateral assignee is not the Owner.

     Portfolio(s) -- The separate investment portfolios of the Funds.

     Rider -- The addendum to a Policy which adds an optional insurance benefit to the Policy.

     Right to Return Policy Period -- The Period which follows the application for the Policy and its issuance to the Policy Owner. During the Right to Return Policy Period which follows the issuance of the Policy, the Policy Owner may cancel the Policy and receive a refund.

     Scheduled Premium Payments -- The premium amount specified on the application as the amount the Policy Owner intends to pay at fixed intervals over a specified period of time. Within specified limits, premiums in excess of the Scheduled Premium Payments may be paid. Scheduled Premium Payments may be changed at any time. For policies offered or issued for delivery in the Commonwealth of Massachusetts, see the term "Planned Premium Payments".


     Specified Amount -- The minimum Death Benefit for so long as the Policy remains in force. The Specified Amount may be increased or decreased under certain circumstances.


     Subaccounts -- The subdivisions of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio of one of the Funds.

     Surrender Charge -- A contingent deferred charge. The Surrender Charge is determined for the initial Specified Amount of the Policy and for each increase in Specified Amount.

     Transaction Date -- The date the Company receives a premium or acceptable written or telephone request at the Administrative Office. If the premium or request reaches the Administrative Office on a day which is not a Business Day or after the close of business on a Business Day (i.e., after 4:00 p.m. Eastern Time or such other time as determined by the Company), the Transaction Date will be the next Business Day.

     Unit -- The bookkeeping measure used to value the amounts allocated to the Subaccounts of the Variable Account.

     Unit Value -- The value of the Units of each Subaccount of the Variable Account. Unit Values are calculated for each Subaccount on each Business Day.

     Valuation Period -- The period that starts at the close of a Business Day and ends at the close of the next succeeding Business Day.

     Variable Account -- The Company's Variable Account L, a separate investment account established by the Company to receive and invest the net premiums paid under the Policy.

                             SUMMARY OF THE POLICY

     This summary is intended to provide a brief overview of the more significant aspects of the Policy. Further detail is provided in this prospectus and in the Policy. Unless the context indicates otherwise, the discussion in this summary and the remainder of the prospectus relates to the portion of the Policy involving the Variable Account. The Guaranteed Interest Account is briefly described under "The Guaranteed Interest Account," on page 43 and in the Policy.

PURPOSE OF THE POLICY


     The Policy offers a Policy Owner insurance protection on the life of the Insured through the Maturity Date for so long as the Policy is in force. A maturity benefit will be paid in lieu of a death benefit when the Policy reaches the Maturity Date during the Insured's lifetime. Like traditional fixed life insurance, the Policy provides for a death benefit equal to its Specified Amount, accumulation of Cash Value, and surrender and loan privileges. Unlike traditional fixed life insurance, the Policy offers a choice of investment alternatives and an opportunity for the Policy's Fund Value and its death benefit, to grow based on investment results. The Policy is a flexible premium policy, so that, unlike many other insurance policies, a Policy Owner may choose the amount and frequency of premium payments, within certain limits.


POLICY VALUES

     A Policy Owner may allocate net premium payments among the various Subaccounts that comprise the Variable Account and that invest in corresponding Portfolios of the MONY Series Fund and the Accumulation Trust. A Policy Owner may also allocate net premium payments to the Guaranteed Interest Account. The Loan Account represents amounts set aside in the General Account of the Company as collateral for Outstanding Debt.

     The Fund Value of the Policy is the sum of amounts allocated to the Subaccounts of the Variable Account, the Guaranteed Interest Account and the Loan Account. The Cash Value of the Policy is the Fund Value less the Surrender Charge less any Outstanding Debt.

     Depending on the investment experience of the selected Subaccounts, the Fund Value may increase or decrease on any day. The death benefit may or may not increase or decrease depending upon several factors, including the death benefit Option selected by the Policy Owner, although the death benefit will never decrease below the Specified Amount while the Policy is in force. There is no guarantee that the Policy's Fund Value and death benefit will increase. The Policy Owner bears the investment risk on that portion of the net premiums and Fund Value allocated to the Variable Account.

     The Policy will remain in force until the earliest of the Maturity Date, the death of the Insured, or a full surrender of the Policy, unless, before any of these events, the Policy lapses and a Grace Period expires without sufficient additional premium payment or repayment of Outstanding Debt by the Policy Owner.

     Generally, the Policy will remain in force only as long as the Cash Value is sufficient to pay all the monthly deductions. However, if the premiums paid meet the Minimum Monthly Premium requirement during the first three Policy years, the Policy and all Rider coverages will remain in force even if the Cash Value of the Policy is zero. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement is extended to the three Policy years following the effective date of the increase. If the Guaranteed Death Benefit Rider is purchased, the Specified Amount of the Policy and most Rider coverages will remain in force for the Guarantee Period if the required premiums have been paid. The amount by which the death benefit may exceed the Specified Amount is not guaranteed to remain in force during a Guarantee Period. The Guaranteed Death Benefit is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

THE DEATH BENEFIT


     The minimum Specified Amount for a Policy is $50,000. A Policy Owner may elect one of two Options to calculate the amount of death benefit payable under the Policy, which may increase the death benefit.

Under Option 1, the death benefit will be equal to the Specified Amount of the Policy, or, if greater, the Fund Value (determined as of the date of the Insured's death) multiplied by a death benefit percentage required by the federal tax law definition of life insurance. Under Option 2, the death benefit will be equal to the Specified Amount of the Policy plus the Fund Value (determined as of the date of the Insured's death) or, if greater, the Fund Value (determined as of the date of the Insured's death) multiplied by the death benefit percentage. Policy Owners seeking to have favorable investment performance reflected in increasing Fund Value should choose Option 1; Policy Owners seeking to have favorable investment performance reflected in increasing insurance coverage should choose Option 2. A Policy Owner may change the death benefit Option and increase or decrease the Specified Amount, subject to certain conditions. See "Death Benefits Under the Policy," page 20.

     The Policy Owner may, at time of application, choose to purchase the Guaranteed Death Benefit Rider. The Rider provides a guarantee that the Specified Amount and most Rider coverages will remain in force for the Guarantee Period regardless of the amount of the Policy's Cash Value. The Rider provides a Guarantee Period to the Insured's Age 70 or ten years from the Policy Date, whichever is later. Additional premium will be required if the Rider is chosen. An extra charge will also be deducted from the Fund Value each month the Rider is in effect. See "Guaranteed Death Benefits," page 23. The Guaranteed Death Benefit is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

PREMIUM FEATURES

     The Company requires a Policy Owner to pay an initial premium equal to at least the Minimum Monthly Premium that is defined by the Company. Thereafter, subject to certain limitations, a Policy Owner may choose the amount and frequency of premium payments. The Policy, therefore, provides the Policy Owner with the flexibility to vary premium payments to reflect varying financial conditions.

     When applying for a Policy, a Policy Owner will determine a Scheduled Premium Payment that provides for the payment of level premiums in regular intervals over a specified period of time. Each Policy Owner will receive a premium reminder notice for the Scheduled Premium Payment on either an annual, semiannual, or quarterly basis, at the option of the Policy Owner; however, the Policy Owner may not be required to pay Scheduled Premium Payments. Premiums may be paid monthly under the MONYMatic plan where the Owner authorizes the Company to withdraw Scheduled Premium Payments from the Owner's checking account each month. (For Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts, the Policy Owner will be asked to indicate on the application the amount the Policy Owner intends to pay at selected intervals. For those Policy Owners, the term "Scheduled Premium Payment" used in this Prospectus, refers to Planned Premium Payments.)

     The amount, frequency, and period of time over which a Policy Owner pays premiums may affect whether or not the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions. For more information on the tax treatment of life insurance contracts, including those classified as modified endowment contracts, see "Federal Income Tax Considerations," page 37.

     Payment of the Scheduled Premiums will not guarantee that a Policy will remain in force. See "Grace Period and Lapse," page 29. The Company also may reject a part of, or otherwise limit, any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.

ALLOCATION OPTIONS


     Premium payments and Cash Values may be allocated by the Policy Owner among the various Subaccounts. Each of the Subaccounts uses premium payments and Fund Values to purchase shares of a designated portfolio (a "Portfolio") of the MONY Series Fund or the Enterprise Accumulation Trust (the "Accumulation Trust") (collectively the "Funds"). The available Portfolios of the Funds, each of which has a different investment objective, are the Money Market Portfolio, the Government Securities Portfolio, the

Intermediate Term Bond Portfolio, the Long Term Bond Portfolio, the Equity Income Portfolio, the Growth and Income Portfolio, the Growth Portfolio, the Equity Portfolio, the Managed Portfolio, the Capital Appreciation Portfolio, the Small Company Growth Portfolio, the Small Company Value Portfolio, the International Growth Portfolio, and the High Yield Bond Portfolio. See "The Funds," page 11.

     The Company is the investment manager of the MONY Series Fund. Enterprise Capital Management, Inc., a subsidiary of MONY, is the investment manager of the Accumulation Trust. 1740 Advisers, Inc., an affiliate of MONY, is the sub-investment adviser of the Equity Income Portfolio; Retirement System Investors Inc. is the sub-investment adviser of the Growth and Income Portfolio; Montag & Caldwell, Inc. is the sub-investment adviser of the Growth Portfolio. OpCap Advisors, a subsidiary of Oppenheimer Capital, is the sub-investment adviser, of the Equity and Managed Portfolios; Provident Investment Counsel, Inc. is the sub-investment adviser of the Capital Appreciation Portfolio; Pilgrim Baxter & Associates, Ltd. is the sub-investment adviser of the Small Company Growth Portfolio; Gabelli Asset Management, Inc. is the sub-investment adviser of the Small Company Value Portfolio; Brinson Partners, Inc. is the sub-investment adviser of the International Growth Portfolio; and Caywood-Scholl Capital Corporation is the sub-investment adviser of the High Yield Bond Portfolio

     The Policy Owner may choose to allocate net premium payments to any or all of the available Subaccounts constituting the Variable Account, and to the Guaranteed Interest Account.

TRANSFER OF FUND VALUE

     The Policy Owner may transfer Fund Value among the Subaccounts, and, subject to certain other limitations, between the Subaccounts and the Guaranteed Interest Account. Transfers may be made by telephone if an authorization for telephone transfer form has been properly completed and signed and filed at the Company's Syracuse Operations Center. See "Transfer of Fund Value," page 26.

POLICY LOANS

     The Policy Owner may borrow from the Company an amount up to 90% of the Policy's Cash Value. The Policy will be the only security required for a loan. See "Policy Loans," page 27.


     The amount of any Outstanding Debt is subtracted from the Death Benefit. Outstanding Debt is repaid from the proceeds of a Full Surrender. See "Full Surrender," page 28. Outstanding Debt may also impact the continuation of the Policy. See "Grace Period and Lapse," page 29.


FULL SURRENDER

     The Owner can surrender the Policy during the life of the Insured and receive its Cash Value, which is equal to the Fund Value less the Surrender Charge and less any Outstanding Debt. See "Full Surrender," page 28.

PARTIAL SURRENDER


     Partial Surrenders are available under the Policy so long as the Cash Value remaining after giving effect to the requested surrender and any fees which may be assessed as a result of the Partial Surrender exceeds any minimum requirements. If a Partial Surrender is for an amount which exceeds the amount available, it will be rejected and the request will be returned to the Policy Owner. A Partial Surrender will decrease the Specified Amount of a Policy if the Owner has elected death benefit Option 1, and it will decrease the Death Benefit if the Death Benefit is greater than the Specified Amount under either Option 1 or 2. See "Partial Surrender," at page 28.


     Among other restrictions, Partial Surrenders must be for at least $500, and the Policy's Cash Value after the surrender must be at least $500. A Partial Surrender Fee of $10 will be assessed against the remaining Fund Value. No Surrender Charge is assessed upon a Partial Surrender.

RIGHT TO RETURN POLICY PERIOD

     A Policy Owner may obtain a full refund of the premium paid if the Policy is returned within 10 days (or longer in certain states) after the Owner receives it. During the Right to Return Policy Period, net premiums will be retained in the Company's General Account and will earn interest at an annual rate of 4.5%. See "Right to Examine a Policy -- Right to Return Policy Period", page 17.

GRACE PERIOD AND LAPSE

     Payment of Scheduled Premium Payments will not guarantee that a Policy will remain in force. Instead, unless the Guaranteed Death Benefit Rider has been elected and all requirements have been met, the duration of the Policy depends upon the Policy's Cash Value. However, during the first three Policy years, if on each Monthly Anniversary Day the sum of premiums paid, less the sum of Partial Surrenders (excluding any fees relating thereto) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premium times the number of completed Policy months or the Policy's Cash Value is greater than zero, the Policy is guaranteed not to lapse. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement will be extended to the three Policy years following the date the increase took effect. Even if Scheduled Premium Payments are made, if either of these two provisions do not apply, the Policy will lapse any time the Cash Value is insufficient to pay the current monthly deduction and a Grace Period expires without sufficient payment.


     While the Guaranteed Death Benefit Rider is in force, if on any Monthly Anniversary Day the total premiums received less any Partial Surrenders and their fees, less Outstanding Debt do not exceed the premiums required under the Guaranteed Death Benefit Rider (See "Guaranteed Death Benefits", page 23.), a notice will be sent which will give the Policy Owner 61 days from the date thereof to make additional payments to the Rider. See "Grace Period and Lapse", page 29.


     The Guaranteed Death Benefit is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas, and therefore, Grace Period and Lapse will be treated as if the Guaranteed Death Benefit Rider is not in effect. See "Grace Period and Lapse", page 29.

CHARGES AND DEDUCTIONS

  Deductions from Premiums

     Certain charges are deducted from each premium payment under a Policy prior to applying the net premium to the Fund Value. These charges consist of the following items:

     Sales Charge -- Sales charge varies based on the total of the Specified Amount plus Term Insurance Rider amount in force on the Policy Date. For total amounts less than $500,000, the sales charge is equal to 4% of each premium paid. For total amounts of $500,000 or more, the sales charge is equal to 3% of each premium paid.

     Tax Charge -- A state and local premium tax charge, currently equal to 2.25% of each premium, and a charge related to the federal tax treatment of deferred acquisition costs currently equal to 1.5% of each premium will be deducted to compensate the Company for these taxes. Actual state and local premium taxes vary, ranging from 0% to 4%. The Company does not expect to make a profit from this charge. (See "Tax Charges", page 31.)

  Daily Deduction from the Variable Account

     A charge is deducted from the Variable Account each day for the Mortality and Expense Risk Charge as described below.

     Mortality and Expense Risk Charge -- A charge is deducted daily from each Subaccount of the Variable Account for mortality and expense risks assumed by the Company. This charge is guaranteed not to exceed

 .000959% of the amount in the Subaccount, which is equivalent to an annual rate of .35% of Subaccount value.

  Deductions from Fund Value


     A charge called the Monthly Deduction is deducted from the Fund Value on each Monthly Anniversary Day. The Monthly Deduction consists of the following items:


     Cost of Insurance -- This monthly charge compensates the Company for providing life insurance coverage for the Insured. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under the Policy at the beginning of each Policy Month.

     Administrative Charge -- An administrative charge of $5.00 is deducted each month.

     Monthly per $1,000 Specified Amount Charge -- For the first 15 policy years following issue or increase in Specified Amount, a per $1,000 of Specified Amount charge will apply. These per $1,000 of Specified Amount charges differ based on issue age of the coverage segment, gender and smoking status. The monthly per $1,000 factors are shown in Appendix B.

     Guaranteed Death Benefit Charge -- If the Guaranteed Death Benefit Rider has been elected, a charge of $0.01 per thousand of Policy Specified Amount and certain Rider amounts per month will be charged during the Guarantee Period. The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.


     Optional Insurance Benefits Charges -- The Monthly Deduction will include charges for any other optional insurance benefits added to the Policy by Rider.


  Surrender Charge


     The Company will assess a Surrender Charge against Fund Value upon Full Surrender of a Policy. The Surrender Charge is based on a factor per $1,000 of initial Specified Amount and grades to zero based on a grading schedule. The factors per $1,000 of initial Specified Amount vary by issue age, gender, and underwriting class. The grading percentages (as shown below) vary based on issue age and number of full years since the Policy was issued. For a description of the effect of changes in Specified Amount on the Surrender Charge, see "Surrender Charge", page 32.


                 GRADING PERCENTAGES                    PERCENT FOR ISSUE    PERCENT FOR ISSUE
                     POLICY YEARS                           AGES 0-75           AGES 76-85
                 -------------------                    -----------------    -----------------
1-3...................................................         80%                  80%
4.....................................................         80                   70
5.....................................................         80                   60
6.....................................................         80                   50
7.....................................................         80                   40
8.....................................................         70                   30
9.....................................................         60                   20
10....................................................         50                   10
11....................................................         40                    0
12....................................................         30                    0
13....................................................         20                    0
14....................................................         10                    0
15+...................................................          0                    0

  Transaction and Other Charges

     A Partial Surrender Fee of $10 will be assessed against the remaining Fund Value for any Partial Surrender. In addition, the Company reserves the right to charge a fee of $25 for each transfer of Fund Value.

     The operating expenses of the Variable Account are paid by the Company and certain charges, deductions, and fees are made or imposed to compensate the Company for these expenses and for the risk that the charges, deductions, and fees may not be sufficient to compensate the Company. Investment advisory fees and operating expenses of the Fund are paid by the Fund. For a description of these charges, see "Charges and Deductions," page 31.

TAX TREATMENT OF INCREASES IN FUND VALUE

     The Fund Value under the Policy is currently subject to the same federal income tax treatment as the cash value under fixed life insurance. Therefore, generally the Policy Owner will not be deemed to be in constructive receipt of the Fund Value unless and until the Policy Owner is deemed to be in receipt of a distribution from the Policy. For information on the tax treatment of the Policy and on the tax treatment of a Full Surrender, a Partial Surrender, or a Policy loan, see "Federal Income Tax Considerations," page 37.

TAX TREATMENT OF DEATH BENEFIT


     The Death Benefit under the Policy is currently subject to federal income tax treatment consistent with that of fixed life insurance. Therefore, generally the Death Benefit will be fully excludable from the gross income of the Beneficiary under the Internal Revenue Code. See "Federal Income Tax Considerations," page 37.


THE GUARANTEED INTEREST ACCOUNT

     The Policy Owner may allocate all or a portion of net premium payments and transfer Fund Value to the Guaranteed Interest Account, within specified limits. Amounts allocated to the Guaranteed Interest Account are held in the Company's General Account. The Company guarantees that the Fund Value allocated to the Guaranteed Interest Account will be credited interest daily at a rate equivalent to an effective annual rate of 4.5%. In addition, the Company may in its sole discretion pay interest in excess of the guaranteed amount. See "The Guaranteed Interest Account," page 43.

CONTACTING THE COMPANY

     All written requests, notices, and forms required by the Policies, and any questions or inquiries should be directed to the Company's Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

             INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

MONY LIFE INSURANCE COMPANY OF AMERICA

     MONY Life Insurance Company of America (the "Company") is a stock life insurance company organized in the State of Arizona. The Company is currently licensed to sell life insurance and annuities in 49 states (not including New
York), the District of Columbia, the U.S. Virgin Islands, and Puerto Rico. The Company is the corporate successor of Vico Credit Life Insurance Company, incorporated in Arizona on March 6, 1969.

     The Company is a wholly owned subsidiary of The Mutual Life Insurance Company of New York ("Mutual of New York"), a mutual company organized under the laws of the State of New York in 1842. The principal office of Mutual of New York is located at 1740 Broadway, New York, New York 10019.

     In September 1997, Mutual of New York announced that it had begun the process of converting to a stock life insurance company in a process called demutualization. If completed, it is not expected that demutualization will have any material effect on the Company, the MONY America Variable Account L, or the Policies.

     At May 1, 1998, the rating assigned to the Company by A. M. Best Company, Inc., an independent insurance company rating organization, was A- (Excellent) based upon an analysis of financial condition and operating performance through the end of 1996. At the same date, Mutual of New York was rated A- (Excellent) on the same basis. The A. M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the Policies.

     The Company has a service agreement with Mutual of New York whereby Mutual of New York provides the Company with such personnel, facilities, etc., as are reasonably necessary for the conduct of the Company's business. These services are provided on a cost reimbursement basis. The Company intends to administer the Policies itself, utilizing the services provided by Mutual of New York to meet its obligations under the Policies.

     MONY Securities Corp., a wholly owned subsidiary of Mutual of New York is the principal underwriter for the Policies.


YEAR 2000 ISSUE



     The Year 2000 issue is the result of widespread use of computer programs which use two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe computer capacity which would have been necessary to accommodate a four digit year field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or in miscalculations.



     The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed and implemented a plan to resolve the issue. The Company currently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed on a timely basis, the Year 2000 problem may have a material impact on the operations of the Company. Further, even if the Company completes such modifications and conversions, there can be no assurance that the failure by vendors or other third parties to solve the Year 2000 problem will not have a material impact on the operations of the Company.



     MONY Series Fund and the Accumulation Trust have reviewed with their respective investment advisers and other suppliers of services the status of their Year 2000 issue. MONY Series Fund and the Accumulation Trust prospectuses, which are included in the Prospectus Portfolio, contain the results of those status reviews. See MONY Series Fund prospectus at page 20; Accumulation Trust
prospectus at page   .


MONY AMERICA VARIABLE ACCOUNT L

     The MONY America Variable Account L (the "Variable Account") is a separate investment account of the Company and at present is used only to support flexible premium variable life insurance policies. The assets in the Variable Account are kept separate from the General Account assets and other separate accounts of the Company.

     The Company owns the assets in the Variable Account and is required to maintain sufficient assets in the Variable Account with a total market value equal to the Policy liabilities funded by the Variable Account. The Variable Account is divided into subdivisions called Subaccounts. The income, gains, or losses, realized or unrealized, of the Variable Account are credited to or charged against the assets held in the Variable Account without regard to the other income, gains, or losses of the Company. Assets in the Variable Account attributable to the reserves and other liabilities under the Policies are not chargeable with liabilities arising from any other business that the Company conducts. Assets held in the Company's General Account, including Fund Values of the Policy during the Right to Return Period and Fund Values allocated by the Policy Owner to the Guaranteed Interest Account, are subject to the liabilities arising from the businesses the Company conducts. However, the Company may transfer to its General Account any assets which exceed anticipated obligations of the Variable Account. All obligations arising under the Policy are general corporate obligations of the Company. The Company may accumulate in the Variable Account proceeds from various Policy charges and investment results applicable to those assets.

     The Variable Account was established on March 27, 1987 under Arizona law under the authority of the Board of Directors of Company. The Variable Account is registered as a unit investment trust with the SEC. Such registration does not involve any supervision by the SEC of the administration or investment practices or policies of the Account.

     There are currently fourteen Subaccounts within the Variable Account available to the Policyholder. Each Subaccount invests exclusively in shares of a designated Portfolio of the Funds. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These Portfolios are available to serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company as well as other life insurance companies, and may be available to certain pension accounts. They are not available directly to individual investors. The Company may in the future establish additional Subaccounts within the Variable Account, which may invest in other Portfolios of the Funds or in other securities. Not all Subaccounts are available to the Policy Owner.

THE FUNDS

     Each Subaccount of the Variable Account currently invests only in shares of a corresponding Portfolio of the MONY Series Fund, Inc. (the "MONY Series Fund") or the Enterprise Accumulation Trust (the "Accumulation Trust") (the MONY Series Fund and the Accumulation Trust are collectively called the "Funds"). The Funds are diversified, open end management investment companies of the series type. The Funds are registered with the SEC under the Investment Company Act of 1940. Such registration does not involve supervision by the SEC of the investments or investment policy of the Funds.

     Of the seven separate Portfolios of the MONY Series Fund, currently only four portfolios ("Portfolios"), each of which pursues different investment objectives and policies, are available for purchase by corresponding Subaccounts of the Variable Account available to the Policy Owner. The Company acts as the investment manager of the MONY Series Fund. The Company is a registered investment adviser under the Investment Advisers Act of 1940. As investment adviser to the MONY Series Fund, the Company receives a daily investment advisory fee equivalent to an annual rate of 0.50 percent of the first $400 million, 0.35 percent of the next $400 million, and 0.30 percent in excess of $800 million of the aggregate average daily net assets of the Government Securities, Long Term Bond, and Intermediate Term Bond Portfolios of the MONY Series Fund, and 0.40 percent of the first $400 million, 0.35 percent of the next $400 million, and 0.30 percent of assets in excess of $800 million of the aggregate average daily net assets of the Money Market Portfolio of the MONY Series Fund, as described in the accompanying current prospectus for the MONY Series Fund. The Company, as investment adviser, has agreed to bear all expenses associated with organizing the Fund, the initial registration of its securities, and the compensation of the Fund's directors, officers and employees who are interested persons of the Company. All other expenses will be borne by the Fund itself, including, without limitation, the calculation of the net asset value of the Portfolios. The Company has entered into a Services Agreement with Mutual of New York for the provision of personnel, equipment, facilities and other services, in order to carry out its duties as investment adviser to the Fund.

     Of the ten separate Portfolios of the Accumulation Trust, currently all separate Portfolios, each of which pursues different investment objectives and policies, are available for purchase by corresponding Subaccounts of the Variable Account. Enterprise Capital Management, Inc., a wholly owned subsidiary of Mutual of New York ("Enterprise Capital") acts as the investment manager of the Accumulation Trust. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the Equity and Managed Portfolios that it advises at an annual rate of 0.80 percent of the first $400 million of the aggregate average daily net assets of those portfolios, 0.75 percent of the next $400 million of the aggregate average daily net assets of those portfolios, and 0.70 percent of the aggregate average daily net assets of those portfolios which exceed $800 million. OpCap Advisors, a subsidiary of Oppenheimer Capital, as the sub-investment adviser to the Equity and Managed Portfolios of the Accumulation Trust, will receive from Enterprise Capital and not the Accumulation Trust, 0.40 percent (0.30 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Equity Portfolio, and .40 percent (.30 percent of the next $1 billion of assets, and .25 percent of assets in excess of $2 billion) of the average daily net assets of the Managed Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average daily net assets of the Equity Income Portfolio, and 1740 Advisers, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.30 percent (0.25 percent of the next $100 million of assets, and 0.20 percent of assets in excess of $200 million) of the aggregate average daily net assets of the Equity Income Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average daily net assets of the Growth and Income Portfolio, and Retirement System Investors, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.30 percent (0.25 percent of the next $100 million of assets, and 0.20 percent of assets in excess of $200 million) of the aggregate average daily net assets of the Growth and Income Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average daily net assets of the Growth Portfolio, and Montag & Caldwell, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.30 percent (0.20 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average daily net assets of the Capital Appreciation Portfolio, and Provident Investment Counsel, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.50 percent of the first $100 million (0.45 percent of the next $100 million of assets; 0.35 percent of the next $100 million of assets, and 0.30 percent of assets in excess of $300 million) of the aggregate average daily net assets of the Capital Appreciation Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, 1.00 percent of the aggregate average daily net assets of the Small Company Growth Portfolio, and Pilgrim Baxter & Associates will receive from Enterprise Capital and not the Accumulation Trust 0.65 percent (0.55 percent of the next $50 million of assets, and 0.45 percent of assets in excess of $100 million) of the aggregate average daily net assets of the Small Company Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the Small Company Value Portfolio that it advises at an annual rate of 0.75 percent of the aggregate average daily net assets of the Small Company Value Portfolio. GAMCO Investors, Inc., as sub-investment adviser to the Small Company Value Portfolio of the Accumulation Trust, will receive from Enterprise Capital and not the Accumulation Trust, 0.40 percent (0.30 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Small Company Value Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the International Growth Portfolio that it advises at an annual rate of 0.85 percent of the aggregate average daily net assets of the International Growth Portfolio, and Brinson Partners, Inc., as the sub-investment adviser to the International Growth Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, 0.45 percent (53% of the fee received by Enterprise Capital, the fee paid to Brinson Partners declines as assets exceed $100 million) of the aggregate average daily net assets of the International Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the High Yield Bond Portfolio that it advises at an annual rate of 0.60 percent of the aggregate average daily net assets of the High Yield Bond Portfolio, and Caywood-Scholl Capital Corporation, as sub-investment adviser to the High Yield Bond Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, 0.30 percent (0.25 percent for assets in excess of $100 million) of the aggregate average daily net assets of the High Yield Bond Portfolio.


     The investment objectives of each Portfolio are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio affected (which, for each of the Funds, means the lesser of (1) 67 percent of the Portfolio shares represented at a meeting at which more than 50 percent of the outstanding Portfolio shares are represented or (2) more than 50 percent of the outstanding Portfolio shares).

PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT

     The shares of each Portfolio are purchased by the Company for the corresponding Subaccount at net asset value, i.e., without sales load. All dividends and capital gains distributions received from a Portfolio are automatically reinvested in such Portfolio at net asset value, unless the Company, on behalf of the Variable

Account, elects otherwise. Fund shares will be redeemed by the Company at their net asset value to the extent necessary to make payments under the Policies.

     Shares of the Funds are offered only for purchase by separate accounts of insurance companies, which may or may not be affiliated with the Company, or with each other. This is called "shared funding." They may also sell shares to separate accounts to serve as an investment medium for variable life insurance policies and for variable annuity contracts. Thus, the Funds serve as an investment medium for both variable life insurance policies and variable annuity contracts. This is called "mixed funding." The Company currently does not foresee any disadvantages to Policy Owners arising from either mixed or shared funding; however, due to differences in tax treatment or other considerations, it is theoretically possible that the interests of owners of various contracts for which the Funds serve as an investment medium might at some time be in conflict. However, the Company's and the MONY Series Fund's Boards of Directors, the Accumulation Trust's Board of Trustees, and any other insurance companies that participate in the Funds are required to monitor events in order to identify any material conflicts that arise from the use of the Funds for mixed and/or shared funding. The Funds' Boards are required to determine what action, if any, should be taken in the event of such a conflict. If such a conflict were to occur, the Company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices.

     A summary of the investment objective of each of the Portfolios of the Funds is described below. There can be no assurance that any Portfolio will achieve its objective. More detailed information is contained in the accompanying prospectus of each Fund, including information on the risks associated with the investment and investment techniques of each of the Portfolios.

        THE FUNDS' PROSPECTUSES ACCOMPANY THIS PROSPECTUS AND SHOULD BE
                        READ CAREFULLY BEFORE INVESTING

  The Money Market Portfolio:

     The investment objective of the Money Market Portfolio is to seek maximum current income consistent with preservation of capital and maintenance of liquidity. The Money Market Portfolio attempts to achieve this objective by investing in money market instruments. MONY Series Fund offers this Portfolio.

  The Government Securities Portfolio:

     The investment objective of the Government Securities Portfolio is the maximum current income over the intermediate term consistent with the preservation of capital, through investment in highly-rated debt securities, U.S. Government obligations, and money market instruments, with a dollar weighted average life of up to ten years at the time of purchase. MONY Series Fund offers this Portfolio.

  The Intermediate Term Bond Portfolio:

     The investment objective of the Intermediate Term Bond Portfolio is to maximize income over the intermediate term consistent with the preservation of capital. The Portfolio seeks to achieve this objective by investing in highly rated debt securities, U.S. Government obligations, and money market instruments, together having a dollar-weighted average life of between 4 and 8 years. MONY Series Fund offers this Portfolio.

  The Long Term Bond Portfolio:

     The investment objective of the Long Term Bond Portfolio is to maximize income over the longer term consistent with preservation of capital. The Portfolio seeks to achieve its objective by investing in highly-rated debt securities, U.S. Government obligations, and money market instruments, together having a dollar-weighted average life of more than 8 years. MONY Series Fund offers this Portfolio.

  The Equity Income Portfolio:

     The Equity Income Portfolio invests in a combination of growth and income to achieve an above average and consistent total return, primarily from investments in dividend-paying common stocks. The Accumulation Trust offers this Portfolio.

  The Growth and Income Portfolio:

     The Growth and Income Portfolio seeks total return in excess of the total return of the Lipper Growth and Income Mutual Funds Average measured over a new period of three to five years, by investing in a broadly diversified group of large capitalization stocks. The Accumulation Trust offers this Portfolio.

  The Growth Portfolio:

     The investment objective of the Growth Portfolio is capital appreciation, primarily from investments in common stocks. The Accumulation Trust offers this Portfolio.

  The Equity Portfolio:

     The investment objective of the Equity Portfolio is long-term capital appreciation. The Portfolio seeks to achieve this investment objective by investing in a diversified portfolio of primarily equity securities selected on the basis of a value-oriented approach to investing. The Accumulation Trust offers this Portfolio.

  The Capital Appreciation Portfolio:

     The investment objective of the Capital Appreciation Portfolio is maximum capital appreciation, primarily through investment in common stock of companies that demonstrate accelerating earnings momentum and consistently strong financial characteristics. The Accumulation Trust offers this Portfolio.

  The Managed Portfolio:

     The investment objective of the Managed Portfolio is to provide growth of capital over time. The Portfolio seeks to achieve this investment objective by investing in a portfolio consisting of common stocks, bonds and cash equivalents, the percentage of which will vary over time based on the investment manager's assessment of the relative investment values. The Accumulation Trust offers this Portfolio.

  The Small Company Growth Portfolio:

     The investment objective of the Small Company Growth Portfolio is capital appreciation by investing primarily in common stocks of small capitalization companies believed by the Portfolio Manager to have an outlook for strong earnings growth and potential for significant capital appreciation. The Accumulation Trust offers this Portfolio.

  The Small Company Value Portfolio:

     The Small Company Value Portfolio seeks capital appreciation. The Portfolio pursues its investment objective by investing in a diversified portfolio of primarily equity securities of companies with market capitalization of under $1 billion. The Accumulation Trust offers this Portfolio.

  The International Growth Portfolio:

     The investment objective of the International Growth Portfolio is to provide capital appreciation, primarily through a diversified portfolio of non-United States equity securities. The Accumulation Trust offers this Portfolio.

  The High Yield Bond Portfolio:

     The investment objective of the High Yield Bond Portfolio is to provide maximum current income, primarily from debt securities that are rated Ba or lower by Moody's Investors Service, Inc. or BB or lower by Standard & Poor's Corporation. The Accumulation Trust offers this Portfolio.

                                   THE POLICY

     The variable life insurance benefits of the Policies are funded through the Policy Owner's Fund Value in the Variable Account and the Guaranteed Interest Account. The information included below describes the benefits, features, charges, and other major provisions of the Policies.

APPLICATION FOR A POLICY

     The Policy is designed to meet the needs of individuals and for corporations who wish to provide coverage and benefits for key employees. Purchasers of the Policy must complete an application and personally deliver it to a licensed agent of the Company, who is also a registered representative of MONY Securities Corp. ("MSC"). The licensed agent will then submit the completed application to the Company. The Policy may also be sold through other broker-dealers authorized by MSC and applicable law to do so. A Policy can be issued on the life of an Insured for Ages up to and including Age 85 with evidence of insurability satisfactory to the Company. The Insured's Age is the age of the Insured on his or her last birthday preceding the Policy Date. Acceptance is subject to the Company's underwriting rules, and the Company reserves the right to request additional information and to reject an application.


     The minimum Specified Amount which may be applied for is $50,000. However, the Company also reserves the right to revise its rules from time to time to specify a different minimum Specified Amount at issue for subsequent issued Policies.



     Each Policy is issued with a Policy Date, which is the date used to determine the Monthly Anniversary Day, Policy Months, Policy Years, and Policy monthly, quarterly, semiannual and annual anniversaries. The Policy Date will be stated on Page 1 of the Policy. The Policy Date will normally be the later of the date that delivery of the Policy is authorized by the Company (the "Policy Release Date") or the Policy Date requested in the application. Except as provided under the temporary insurance procedures defined below, no premiums may be paid with the application.


  Temporary Insurance Coverage

     If an applicant desires interim insurance coverage prior to the Policy Release Date, a Temporary Insurance Agreement is available. At the time an application is accepted by a licensed agent of the Company, the applicant must satisfactorily complete and sign the Temporary Insurance Agreement Form and submit payment for at least one Minimum Monthly Premium for the Policy as applied for. Coverage commences under the Temporary Insurance Agreement on the date the Temporary Insurance Agreement Form is signed and the required premium amount has been paid, or if later, the requested Policy Date. See "Premium Flexibility," page 17.


     Once the coverage under the Temporary Insurance Agreement commences, it generally will run until the Policy Release Date, but in no event for more than 90 days from the date the Temporary Insurance Agreement Form is signed. In addition, this temporary insurance coverage will also cease on the earliest of
(a) the 45th day after the Temporary Insurance Agreement Form is signed if the last of the medical exams and tests initially required under the Company's published underwriting rules has not been completed by the applicant, (b) 5 days after the Company sends notice to the applicant that it declines to issue any Policy, (c) the date the applicant informs the Company that the Policy will be refused, (d) the Policy Release Date, if the Policy is issued as applied for, or
(e) where the Policy is issued other than as applied for, the earlier of the 15th day after the Policy Release Date or the date the Policy takes effect. If death occurs during the period of temporary coverage, the Death Benefit will be
(i) the lesser of $500,000 or the insurance coverage applied for on the life of the proposed Insured (including any optional Riders), less (ii) the Deductions from Premium and the Monthly Deduction due prior to the date of death.


     During the period before the Policy Release Date, premiums paid with the application pursuant to the Temporary Insurance Agreement will be held in the Company's General Account. Except as provided below, interest will be credited on the premium (less any Deductions from Premiums) held in the Company's General Account. The interest rate will be set by the Company, but will not be less than
4.5 percent per year.

If the Policy is issued and accepted, these amounts will be applied to the Policy. These premiums will be returned (without interest) to the applicant within 5 days after:

          (1) the date the applicant informs the Company at or before the Policy Release Date (or where the Policy is authorized for delivery other than as applied for, on or before the 15th day after the Policy Release Date) that the Policy will be refused; or

          (2) the date which is 30 days after the application is signed, if any medical exams or tests required by the Company have not yet been completed; or

          (3) the date the Company sends notice to the applicant declining to issue any Policy on the Insured.

  Initial Premium Payment

     If the application is approved and the Policy is subsequently issued, the balance due (if any) of the first Scheduled Premium Payment, as specified in the Policy, is payable upon delivery of the Policy. The Policy will take effect on the date the Policy is accepted by the applicant and the initial Scheduled Premium Payment has been paid, or the Policy Date requested in the application, if later. If a specific Policy Date has not been requested or if the Policy Date requested is prior to the Policy Release Date, upon receipt of the balance due (if any), the amount attributable to the Policy (including any premiums held in the General Account under the Temporary Insurance Agreement plus any interest credited in the General Account, less Deductions from Premiums) will earn interest at a rate set by the Company, but not less than 4.5 percent per year from the Policy Release Date pending expiration of the applicable Right to Return Policy Period. These amounts will be held in the Company's General Account. The Monthly Deduction due prior to or on the Policy Release Date will be made. Upon expiration of the Right to Return Policy Period, amounts to be allocated to the Subaccounts of the Variable Account will be allocated to those Subaccounts and amounts to be allocated to the Guaranteed Interest Account will be allocated to that Account. (See "Right to Examine A Policy -- Right to Return Policy Period," below.)

  Policy Date

     If a specific Policy Date has been requested which is later than the Policy Release Date, the amount attributable to the Policy will be initially held in the General Account until the Policy Date. On the Policy Date, the amount attributable to the Policy less any Deductions from Premiums for the period commencing with the Policy Date will be held in the Company's General Account and will earn interest at a rate set by the Company, but not less than 4.5 percent per year pending expiration of the applicable Right to Return Policy Period. Upon the expiration of the applicable Right to Return Policy Period, amounts allocated to the Subaccounts of the Variable Account will be allocated to those Subaccounts and amounts allocated to the Guaranteed Interest Account will be allocated to that Account. See "Right to Examine A Policy -- Right to Return Policy Period," below.

     Subject to the Company's approval, a Policy may be backdated, but the Policy Date may not be more than six months (a shorter period is required in certain states) prior to the date of the application. Backdating can be advantageous if the Insured's lower issue Age results in lower cost of insurance rates. If the Policy is backdated, the initial Scheduled Premium Payment will include sufficient premium to cover additional charges incurred for the backdating period, since monthly deductions are made for the period the Policy Date is backdated.

  Risk Classification

     Insureds are assigned to underwriting (risk) classes which are used in calculating the cost of insurance and certain Rider charges. In assigning Insureds to underwriting classes, the Company will normally use the medical or paramedical underwriting method, which may require a medical examination of a proposed Insured, although other forms of underwriting may be used when deemed appropriate by the Company.

RIGHT TO EXAMINE A POLICY -- RIGHT TO RETURN POLICY PERIOD

     The Right to Return Policy Period follows the application for the Policy and its issuance to the Policy Owner. The period runs to 10 days (or longer in certain states) after the Policy Owner receives the Policy. During the Right to Return Policy Period, the Policy Owner may cancel the Policy and receive a refund of the full amount of the premium paid. During the Right to Return Policy Period, net premiums will be held in the Company's General Account and will earn interest at a rate set by the Company, but not less than 4.5% per year. See "Allocation of Net Premiums," page 19.

PREMIUMS

     The Policy is a flexible premium policy, and it provides considerable flexibility, subject to the limitations described below, to pay premiums at the Policy Owner's discretion.

  Premium Flexibility

     The Company requires a Policy Owner to pay an amount equal to at least the Minimum Monthly Premium to place the Policy in force. If the premiums are to be paid less often than monthly, the premium required to place the Policy in force is equal to the Minimum Monthly Premium multiplied by 12 divided by the frequency of Scheduled Premium Payments. This Minimum Monthly Premium will be based upon the Policy's Specified Amount and the Age, smoking status, gender (unless unisex cost of insurance rates apply, see "Cost of Insurance," page 32), and underwriting class of the Insured, and any Riders added to the Policy. The Minimum Monthly Premium will be shown in the Policy. Thereafter, subject to the limitations described below, a Policy Owner may choose the amount and frequency of premium payments. The Policy, therefore, provides the Policy Owner with the flexibility to vary premium payments to reflect varying financial conditions.

     If on each Monthly Anniversary Day during the first three Policy years, the sum of all premiums paid, less any Outstanding Debt and less any Partial Surrenders (excluding their fees), is greater than or equal to the Minimum Monthly Premium times the number of completed Policy months or the Policy's Cash Value is greater than zero, the Policy is guaranteed not to lapse. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement is extended to the three Policy years following the effective date of the increase. See "Grace Period and Lapse," page 29.

  Scheduled Premium Payments (Planned Premium Payments)

     When applying for a Policy, a Policy Owner will determine a Scheduled Premium Payment that provides for the payment of level premiums at fixed intervals over a specified period of time. Each Policy Owner will receive a premium reminder notice for the Scheduled Premium Payment amount on an annual, semiannual, or quarterly basis, at the option of the Policy Owner. The minimum Scheduled Premium Payment is equal to the Minimum Monthly Premium multiplied by 12 divided by the Scheduled Premium Payment frequency. Although reminder notices will be sent, the Policy Owner may not be required to pay Scheduled Premium Payments. (For Policies offered or issued for delivery in the Commonwealth of Massachusetts, the Policy Owner will determine a Planned Premium Payment that provides for the payment of level premiums at selected intervals over a specified period of time. For those Policy Owners, the term "Scheduled Premium Payment" used in this Prospectus, refers to Planned Premium Payments.)

     Premiums, other than the first, may also be paid monthly under the MONYMatic plan where the Policy Owner authorizes the Company to withdraw premiums from the Owner's checking account each month. Based on the Policy Date, up to two Minimum Monthly Premiums may be required to be paid in cash before the MONYMatic plan will be accepted by the Company. Payment of the Scheduled Premium Payments will not guarantee that a Policy will remain in force. Instead, unless the Guaranteed Death Benefit Rider has been elected and all requirements have been met, the duration of the Policy depends upon the Policy's Cash Value. However, during the first three Policy Years, if on each Monthly Anniversary Day the sum of premiums paid, less the sum of Partial Surrenders (excluding any fees relating thereto) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premium times the number of completed Policy Months or the

Policy's Cash Value is greater than zero, the Policy is guaranteed not to lapse. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement is extended to the three Policy years following the date the increase took effect. Even if the Scheduled Premium Payments are made, if either of these two provisions do not apply, the Policy will lapse any time the Cash Value is insufficient to pay the current monthly deduction and a Grace Period expires without sufficient payment.

  Guaranteed Death Benefit Rider

     When application for the Policy is made, the applicant will also have the opportunity to choose the Guaranteed Death Benefit Rider, which may extend the period that the Specified Amount of the Policy and certain Rider coverages will remain in effect. The Guarantee Period is to the Insured's Age 70 or ten years from the Policy Date, whichever is later, (the "Guarantee Period"). An extra charge will be deducted from the Fund Value each month during the Guarantee Period. See "Guaranteed Death Benefits," page 23.

     In the event that on any Monthly Anniversary Day the Cash Value is less than zero, the Guaranteed Death Benefit Rider will keep the Policy in force provided that the cumulative Monthly Guarantee Premium due to date has been paid. This amount depends on the Specified Amount of the Policy, the Insured's age, gender, smoking status and underwriting class, and any additional insurance benefits added by Rider. Adding other optional insurance benefits by Rider to the Policy will increase the Monthly Guarantee Premium indicated above.

     It is important to consider the Guaranteed Death Benefit Rider premium requirements when setting the amount of the Scheduled Premium Payments for the Policy. (See Appendix C.)

     The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, to residents of the Commonwealth of Massachusetts or the States of New Jersey and Texas.

  Modified Endowment Contracts

     The amount, frequency and period of time over which a Policy Owner pays premiums may affect whether the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions than conventional life insurance contracts. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 38.

  Unscheduled Premium Payments

     Generally, the Policy Owner can make unscheduled premium payments at any time and in any amount. The Company may reject or limit any unscheduled premium payment that would result in an immediate increase in the death benefit payable, although such a premium may be accepted with satisfactory evidence of insurability. A premium payment would result in an immediate increase if the death benefit under a Policy is equal to a Policy Owner's Fund Value multiplied by a death benefit percentage as a result of the federal income tax law definition of life insurance. See "Death Benefits under the Policy," page 20 and "Federal Income Tax Considerations -- Definition of Life Insurance," page 37. If satisfactory evidence of insurability is not received, the payment, or a portion thereof may be returned. In addition, all or a portion of a premium payment will be rejected and returned to the Policy Owner if it would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance.

     Unscheduled premium payments will be treated as premium payments, and not as a repayment of Outstanding Debt, unless a Policy Owner requests otherwise. If the Policy Owner does request that the payment be treated as a repayment of Outstanding Debt, any portion of a payment that exceeds the amount of Outstanding Debt will be applied to the Fund Value. Applicable taxes and sales charges are not deducted from payments used as a repayment of Outstanding Debt, but are deducted from any payment which constitutes a premium payment.

  Premium Payments Affect the Continuation of the Policy

     If premium payments are stopped, temporarily or permanently, the Policy will continue in effect until the Cash Value can no longer cover the Monthly Deductions from the Fund Value for the Policy and any optional insurance benefits added by Rider. At that point, the Policy will lapse. See "Grace Period and Lapse," page 29. If the Minimum Monthly Premium requirements are satisfied during the first three Policy years or if the Cash Value is greater than zero, the Policy is guaranteed not to lapse during this three year period. If an increase in Specified Amount occurs during the first three Policy years, if the Minimum Monthly Premium requirements are satisfied during the three Policy years following the date the increase took effect or if the Cash Value is greater than zero, the Policy is guaranteed not to lapse during that period. See "Premiums -- Premium Flexibility," page 17. If the Guaranteed Death Benefit Rider is in effect, the Specified Amount of the Policy and certain Rider coverages will remain in force until the end of the Guarantee Period if premium payments required by the Rider have been made. The Guaranteed Death Benefit is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas. See "Guaranteed Death Benefits," page 42.

     Certain charges will be deducted from each premium payment. See "Charges and Deductions," page 31. The remainder of the premium, referred to as the "net premium", will be allocated as described below under "Allocation of Net Premiums."

ALLOCATION OF NET PREMIUMS

     In the application for the Policy, the Policy Owner selects the Subaccounts of the Variable Account or the Guaranteed Interest Account to which net premium payments will be allocated. During the Right to Return Policy Period, net premiums will be held in the Company's General Account and will earn interest at a rate set by the Company, but not less than 4.5% per year. The Fund Value will be automatically allocated according to the Policy Owner's instructions contained in the application at the end of the Right to Return Policy Period. Net premiums received after the Right to Return Policy Period will be allocated upon receipt among the Subaccounts of the Variable Account and the Guaranteed Interest Account according to the Policy Owner's most recent instructions.

     Net premiums may be allocated in whole percentages to any number of Subaccounts and to the Guaranteed Interest Account, provided that no allocation may be for less than 10% of a net premium. Allocation percentages must sum to 100%. Available allocation alternatives include the fourteen available Subaccounts and the Guaranteed Interest Account.

     A Policy Owner may change the allocation of net premiums at any time by submitting a proper written request to the Company's Administrative Office. In addition, changes in net premium allocation instructions may be made by telephone if an authorization for telephone transfer form has been properly completed, signed and filed at the Company's Syracuse Operations Center. The Company reserves the right to discontinue telephone net premium allocation instructions. See "Telephone Transfer Privileges", page 49. The revised allocation percentages will be applied within seven days from receipt of notification.

     Unscheduled premium payments may be allocated either by percentage or by dollar amount. If the allocation is expressed in dollar amounts, the 10% limit on allocation percentages does not apply.

DEATH BENEFITS UNDER THE POLICY


     When the Policy is issued, the Company will determine the initial amount of insurance based on the instructions provided in the application. That amount will be shown on the specifications page of the Policy and is called the "Specified Amount." The minimum initial Specified Amount is $50,000.


     For so long as the Policy remains in force, the Company will, upon proof of the death of an Insured, pay death benefit proceeds to a named Beneficiary. Death benefit proceeds will consist of the death benefit under the Policy, plus any insurance proceeds provided by Rider, less any Outstanding Debt (and, if in the Grace Period, further reduced by any overdue charges).

     Each Policy Owner may select one of two death benefit Options: Option 1 or Option 2. Generally the applicant designates the death benefit Option in the application. If no Option is designated, Option 2 will be assumed by the Company to have been selected. Subject to certain restrictions, the Policy Owner can change the death benefit Option selected. So long as the Policy remains in force, the death benefit under either Option will never be less than the Specified Amount of the Policy.

  Option 1

     Under Option 1, the death benefit will be equal to the Specified Amount of the Policy or, if greater, the Fund Value on the date of death multiplied by a Death Benefit Percentage. The death benefit percentages vary according to the Age of the Insured and will be at least equal to the percentage defined in the Internal Revenue Code, which addresses the definition of a life insurance policy for tax purposes. See "Federal Income Tax Considerations -- Definition of Life Insurance," page 37. The Death Benefit Percentage is 250% for an Insured at Age 40 or under, and it declines for older Insureds. A table showing the Death Benefit Percentages is in Appendix A to this prospectus and in the Policy. Policy Owners who are seeking to have favorable investment performance reflected in increasing Fund Value, and not in increasing insurance coverage, should choose Option 1.

  Option 2

     Under Option 2, the death benefit will be equal to the Specified Amount of the Policy plus the Fund Value on the date of death or, if greater, the Fund Value on the date of death multiplied by a Death Benefit Percentage. The Death Benefit Percentage is the same as that used in connection with Option 1 and is stated in Appendix A. The death benefit under Option 2 will always vary as Fund Value varies. Therefore, Policy Owners who seek to have favorable investment performance reflected in increased insurance coverage should choose Option 2.

  Examples of Options 1 and 2

     The following examples demonstrate the determination of death benefits under Options 1 and 2. The examples show three Policies -- Policies 1, 2, and 3 -- with the same Specified Amount, but Fund Values that vary as shown, and which assume an Insured is Age 40 at the time of death and that there is no Outstanding Debt. The date of death is also assumed to be on a Monthly Anniversary Day.

                                                              POLICY 1   POLICY 2   POLICY 3
                                                              --------   --------   --------
Specified Amount............................................  $100,000   $100,000   $100,000
Fund Value on Date of Death.................................  $ 35,000   $ 60,000   $ 85,000
Death Benefit Percentage....................................       250%       250%       250%
Death Benefit under Option 1................................  $100,000   $150,000   $212,500
Death Benefit under Option 2................................  $135,000   $160,000   $212,500

     Under Option 1, the death benefit for Policy 1 is equal to $100,000 since the death benefit is the greater of the Specified Amount ($100,000) or the Fund Value multiplied by the Death Benefit Percentage ($35,000 X 250%=$87,500). In contrast, for both Policies 2 and 3 under Option 1, the Fund Value multiplied by the Death Benefit Percentage ($60,000 X 250%=$150,000 for Policy 2; $85,000 X 250%=$212,500 for Policy 3) is greater than the Specified Amount ($100,000), so the death benefit is equal to the higher value. Under Option 2, the death benefit for Policy 1 is equal to $135,000 since the death benefit is the greater of Specified Amount plus Fund Value ($100,000 + $35,000=$135,000) or the Fund Value multiplied by the Death Benefit Percentage ($35,000 X 250%=$87,500). Similarly, in Policy 2, Specified Amount plus Fund Value ($100,000 + $60,000=$160,000) is greater than Fund Value multiplied by the Death Benefit Percentage ($60,000 X 250%=$150,000). In contrast, in Policy 3, the Fund Value multiplied by the Death Benefit Percentage ($85,000 X 250%=$212,500) is greater than the Specified Amount plus Fund Value ($100,000 + $85,000=$185,000), so the death benefit is equal to the higher value.

     Death Benefit proceeds may be paid to a Beneficiary in a lump sum or under a payment plan offered under the Policy. The Policy should be consulted for details.


  Changes in Death Benefit Option

     A Policy Owner may request that the death benefit under the Policy be changed from Option 1 to Option 2, or from Option 2 to Option 1. Changes in the death benefit Option may be made on any Monthly Anniversary Day and should be made in writing to the Company's Administrative Office. A change from Option 2 to Option 1 may be made without evidence of insurability; a change from Option 1 to Option 2 will require evidence of insurability satisfactory to the Company. The effective date of any such change requested between Monthly anniversaries will be the next Monthly Anniversary Day after the change is accepted.

     A change in the death benefit from Option 1 to Option 2 is accomplished by reducing the Specified Amount of the Policy by the amount of the Policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 2 at the amount that would have been payable under Option 1 immediately prior to the change. Although there is no immediate change in the total death benefit, the change to Option 2 will affect the determination of the death benefit from that point on since the Fund Value will then be added to the new Specified Amount, and the death benefit will then vary with Fund Value. This change will not be permitted if it would result in a new Specified Amount of less than $100,000.


     A change in the death benefit from Option 2 to Option 1 is accomplished by increasing the specified amount of the Policy by the amount of the Policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 1 at the amount that would have been payable under Option 2 immediately prior to the change. Although there is no immediate change in total death benefit, the change to Option 1 will affect the determination of the death benefit from that point on since the death benefit will equal the Specified Amount (or, if higher, the Fund Value times the applicable Death Benefit Percentage, as required by the federal tax law definition of life insurance). The change to Option 1 will generally reduce the death benefit payable in the future.


     A change in death benefit Option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk, which generally is the amount by which the death benefit exceeds Fund Value. See "Cost of Insurance," page 32. Assuming that the Policy's death benefit is not based on the Death Benefit Percentage under either Option 1 or 2, changing from Option 2 to Option 1 will generally decrease the net amount at risk, and therefore possibly decrease the cost of insurance charges. Changing from Option 1 to Option 2 will generally result in a net amount at risk that remains level. Such a change, however, will result in an increase in the cost of insurance charges over time, since the cost of insurance rates increase with the Insured's Age.

CHANGES IN SPECIFIED AMOUNT

     A Policy Owner may request an increase or decrease in the Specified Amount under a Policy subject to approval from the Company. A change in Specified Amount may be made at any time after issue. Increases in Specified Amount are not permitted on or after the Insured's Age 85 and will not be permitted if monthly deductions are being waived under the Waiver of Monthly Deductions Rider. Increasing the Specified Amount will generally increase the death benefit payable under the Policy, and decreasing the Specified Amount will generally decrease the death benefit payable. The amount of change in the death benefit will depend, among other things, upon the death benefit Option chosen by the Policy Owner and whether the death benefit under the Policy is being calculated using the Death Benefit Percentage at the time of the change. Changing the Specified Amount could affect the subsequent level of the death benefit while the Policy is in force and the subsequent level of Policy values. For example, an increase in Specified Amount may increase the net amount at risk under a Policy, which will increase a Policy Owner's cost of insurance charges over time. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which may decrease a Policy Owner's cost of insurance charges over time.

     Any request for an increase or decrease in Specified Amount must be made by written application to the Company's Administrative Office. It will become effective on the Monthly Anniversary Day on or next following the Company's acceptance of the request. If the Policy Owner is not the Insured, the Company may also require the consent of the Insured before accepting a request.

  Increases

     Additional evidence of insurability satisfactory to the Company will be required for an increase in Specified Amount.

     A requested increase in the Specified Amount will create a new "coverage segment" for which cost of insurance and other charges will be computed separately. See "Charges and Deductions," page 31. In addition, the Surrender Charge associated with the Policy will increase. The Surrender Charge for the increase is calculated in a similar manner as for the original Specified Amount. The Minimum Monthly Premium and the required premiums under the Guaranteed Death Benefit Rider, if applicable, will also be adjusted prospectively to reflect the increase in Specified Amount. If the Specified Amount is increased at the same time that a premium payment is received, the increase will be processed before the premium payment is processed.

     If an increase creates a new coverage segment of Specified Amount, Fund Value after the increase will be allocated to the original coverage segment first, then to each coverage segment in the order of the increases.

  Decreases

     Any decrease in Specified Amount (whether specifically requested by the Policy Owner or as a result of a Partial Surrender or a death benefit Option change) will first be applied to reduce the coverage segments of Specified Amount associated with the most recent increases, then the next most recent increases successively, and finally to the original Specified Amount. A decrease will not be permitted if the Specified Amount would fall below $100,000. Any decrease in the Term Insurance Rider will first be applied to reduce the coverage segment of Term Insurance Rider associated with the most recent increase, then the next most recent increases successively, and finally to the original Term Insurance Rider.

     The Minimum Monthly Premium will not be adjusted for the decrease in Specified Amount. The required premiums under the Guaranteed Death Benefit Rider, if applicable, will be adjusted for the decrease in Specified Amount. If the Specified Amount is decreased at the same time that a premium payment is received, the decrease will be processed before the premium payment is processed. Rider coverages may also be affected by a decrease in Specified Amount.

     The Company reserves the right to disallow a requested decrease, and will not permit a requested decrease, among other reasons, (i) if compliance with the guideline premium limitations under federal tax law resulting from the requested decrease would result in immediate termination of the Policy, or (ii) if, to effect the requested decrease, payments to the Policy Owner would have to be made from Fund Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Cash Value under the Policy. If we do not approve a change you have requested, we will send you a written notice of our decision about making the change. See "Federal Income Tax
Considerations -- Definition of Life Insurance," page 37.

GUARANTEED DEATH BENEFIT

     Generally, the length of time the Policy remains in force depends on the Cash Value of the Policy. Because the charges that maintain the Policy are deducted monthly from the Fund Value, coverage will last as long as the Cash Value of the Policy is sufficient to pay these charges. See "Grace Period and Lapse," page 29. The investment experience of any amounts in the Subaccounts of the Variable Account and the interest earned in the Guaranteed Interest Account will affect the amount of the Fund Value and, as a result, the length of time the Policy remains in force without the payment of additional premiums.

     When application for a Policy is made, the Policy Owner will have the opportunity to choose the Guaranteed Death Benefit Rider, which may extend the period that the Specified Amount of the Policy and certain other Rider coverages will remain in effect if the Subaccounts suffer adverse investment experience. See "Guaranteed Death Benefit Riders," page 18.

     On each Monthly Anniversary Day, the following test will be performed to determine whether the Guaranteed Death Benefit Rider will remain in effect: (i) the actual premiums paid, less the amount of any Partial Surrenders (and any fees imposed as a result of the Partial Surrender) less outstanding debt must equal or exceed (ii) the Monthly Guarantee Premium for the Rider times the number of complete months since the Policy Date. If the Policy fails to meet this test on any Monthly Anniversary Day, the Guarantee Period, and therefore the Guaranteed Death Benefit Rider, will terminate. Once terminated, the Guaranteed Death Benefit Rider can not be reinstated.

     There is a Grace Period for this Rider. See "Grace Period and Lapse -- If Guaranteed Death Benefit Rider Is in Effect", page 30.

     There is a charge for the Guaranteed Death Benefit Rider. See "Guaranteed Death Benefit Charge," page 33. This charge will end at the conclusion of the Guarantee Period if the Rider is chosen, and it will end if at any time the Policy fails the monthly test.

     Please refer to the Policy for additional information on the Guaranteed Death Benefit Rider.

     The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

OTHER OPTIONAL INSURANCE BENEFITS

     Subject to certain requirements, a Policy Owner may elect to add one or more of the optional insurance benefits described below to the Policy at the time of application for a Policy. These other optional insurance benefits are added to the Policy by Rider. A charge will be deducted monthly from the Fund Value for each optional insurance benefit added to the Policy. See "Charges and Deductions," page 31. The amounts of these benefits are fully guaranteed at issue, and they can be canceled by the Policy Owner at any time. Certain restrictions may apply and are described in the applicable Rider. In addition, adding or canceling these benefits may have an effect on the Policy's status as a modified endowment contract. See "Federal Income Tax
Considerations -- Modified Endowment Contracts," page 37. An insurance agent authorized to sell the Policy can describe these extra benefits further. Samples of the provisions are available from the Company upon written request.

     From time to time we may make available Riders other than those listed below. Contact an insurance agent authorized to sell the Policy for a complete list of the Riders available.

  Primary Insured Term Rider

     This Rider provides for additional death benefits on the life of the Insured, to the Insured's Age 80. The minimum amount of coverage is $25,000. The Rider coverage may be converted without evidence of insurability to any level premium, level face amount permanent plan of insurance offered by the Company at any time prior to the Insured's Age 65 or 5 years from the issue of the Rider, if later.

  Waiver of Monthly Deductions Rider

     This Rider provides that during a covered disability of the Insured, while the Policy remains in force, the monthly administrative charges, per $1000 Specified Amount charges, cost of insurance charges and Rider charges will be waived and therefore not deducted from the Fund Value. This Rider does not waive the payment of premiums required by the Guaranteed Death Benefit Rider, however, the cumulative Monthly Guarantee Premium requirement does not change during the covered disability. It remains fixed at the level at the beginning of the disability. The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

  Waiver of Specified Premiums Rider

     This Rider provides that during a covered disability of the Insured, while the Policy remains in force, the monthly Specified Premium will be waived and therefore added to the Fund Value on each Monthly Anniversary. Net premiums will be allocated among the Subaccounts and the Guaranteed Interest Account according to the Policy Owner's most recent instructions. This Rider does not waive the monthly deductions of the Policy nor does this Rider waive the payment of premiums required by the Guaranteed Death Benefit Rider. The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

  Accidental Death & Dismemberment Rider


     This Rider will pay the benefit amount selected if the Insured dies or suffers a specified dismemberment as a result of an accident after the Insured's Age 5 and prior to Age 70. A benefit equal to twice the Rider amount is payable if accidental death occurs as the result of riding as a passenger in a public conveyance then being operated commercially to transport passengers for hire. The maximum amount of coverage is the initial specified amount but not more than the greater of $100,000 total coverage of all such insurance in the Company or in any insurance company affiliate of the Company nor more than $200,000 of all such coverages, regardless of insurance companies issuing such coverages.


  Purchase Option Rider

     This Rider provides the option to purchase up to $100,000 of additional coverage without providing additional evidence that the Insured remains insurable. Increases under this Rider may be added on the Policy anniversary when the Insured's Age is 25, 28, 31, 34, 37, 40, 43, 46 and 49. In addition, the future right to purchase new insurance on the next option date may be advanced and exercised immediately upon marriage of the Insured, or the birth of a child of the Insured, or upon the legal adoption of a child by the Insured. A period of term insurance is automatically provided starting on the date of the specified event. The interim term insurance, and the option to accelerate the purchase of the coverage expires 60 days after the specified event.

  Spouse's Term Rider

     This Rider provides for term insurance benefits on the life of the Insured's spouse, to the spouse's Age 80. The minimum amount of coverage is $25,000 and the maximum amount of coverage equals the Initial Specified Amount of the Policy. The Rider coverage may be converted without evidence of insurability to any level premium, level face amount permanent plan of insurance offered by the Company at any time prior to the Spouse's Age 65 or 5 years from the issue of the Rider, if later.

  Children's Term Insurance Rider

     This Rider provides term insurance coverage on the lives of the children of the Insured under age 18 which continues to the Policy anniversary after the child's 22nd birthday. It provides coverage for children upon birth or legal adoption without presenting evidence of insurability. Coverage is limited to the lesser of 1/5th of the initial Specified Amount or $10,000. Upon the expiration of the Rider coverage it may be converted to any level premium, level face amount permanent plan of insurance then offered by the Company.

  Benefits at Maturity

     If the Insured is living on the Maturity Date, the Company will pay to the Policy Owner, as an endowment benefit, the Cash Value of the Policy. Payment ordinarily will be made within seven days of the Policy Anniversary, although payments may be postponed in certain circumstances. See "Payments," page 46. At the option of the Policy Owner, payment of the endowment benefit may be deferred until the date of the Insured's death. Death proceeds payable immediately after the Maturity Date equal the Cash Value of the Policy multiplied by the death benefit percentage at the Insured's Age 100. Premiums will not be accepted, nor will monthly deductions be made, after the Maturity Date.

     Please refer to the Policy for additional information on the Maturity Extension Rider.

POLICY VALUES

  Fund Value

     The Fund Value is the sum of the amounts under the Policy held in each Subaccount of the Variable Account and any Guaranteed Interest Account, as well as the amount set aside in the Company's Loan Account, and any interest thereon, to secure Outstanding Debt.

     On each Business Day, the portion of the Fund Value allocated to any particular Subaccount will be adjusted to reflect the investment experience of that Subaccount. On each Monthly Anniversary Day, the Fund Value also will be adjusted to reflect the assessment of the monthly deduction. See "Determination of Fund Value," page 25. No minimum amount of Fund Value allocated to a particular Subaccount is guaranteed. A Policy Owner bears the risk for the investment experience of Fund Value allocated to the Subaccounts.

  Cash Value

     The Cash Value of the Policy equals the Fund Value less the Surrender Charge less any Outstanding Debt. Thus, the Fund Value will exceed the Policy's Cash Value by the amount of the Surrender Charge and any Outstanding Debt. Once the Surrender Charge has expired, the Fund Value will equal the Cash Value less any Outstanding Debt.

DETERMINATION OF FUND VALUE

     Although the death benefit under a Policy can never be less than the Policy's Specified Amount, the Fund Value will vary depending upon several factors, including the investment performance of the Subaccounts to which Fund Value has been allocated, payment of premiums, the amount of any Outstanding Debt, Partial Surrenders and the charges assessed in connection with the Policy. There is no guaranteed minimum Fund Value and the Policy Owner bears the entire investment risk relating to the investment performance of Fund Value allocated to the Subaccounts.

     The amounts allocated to the Subaccounts will be invested in shares of the corresponding Portfolios of the Funds. The value of the Subaccounts will reflect the investment experience of the corresponding Portfolio. The investment experience reflects the investment income, realized and unrealized capital gains and losses and expenses of the Portfolio and any dividends or distributions declared by a Portfolio. Any dividends or distributions from any Portfolio of the Funds will be automatically reinvested in shares of the same Portfolio, unless the Company, on behalf of the Variable Account, elects otherwise. The Subaccount value will also reflect the mortality and expense risk charges the Company makes each day to the Variable Account.

     Amounts allocated to the Subaccounts are measured in terms of Units, which are a measure of value used for bookkeeping purposes. The value of amounts invested in each Subaccount is represented by the value of the Units credited to the Policy for that Subaccount. On any given day, the amount in a Subaccount of the Variable Account is equal to the Unit value times the number of Units credited to the Policy in that Subaccount. The Units of each Subaccount will have different Unit values.

     Units of a Subaccount are purchased (credited) whenever premiums or transfer amounts (including transfers from the Loan Account) are allocated to that Subaccount. Units are redeemed (debited) to make Partial or Full Surrenders, to transfer amounts from a Subaccount (including transfers to the Loan Account), and to pay the death benefit when the Insured dies. Units are also redeemed to pay the monthly deductions from the Policy's Fund Value, for Policy transaction charges, and to pay Surrender Charges, if any. The number of Units purchased or redeemed in connection with any such transaction is determined by dividing the dollar amount of such transaction by the Unit Value of the affected Subaccount, calculated after the close of business that day. The number of Units changes only as a result of Policy transactions or charges; the number of Units credited will not change because of subsequent changes in Unit Value.

     Transactions are processed as of the Transaction Date. The Transaction Date is the date a premium or an acceptable written or telephone request is received at the Administrative Office. If the premium or request reaches the Administrative Office on a day which is not a Business Day, or after the close of business on a Business Day (that is, after 4:00 p.m. Eastern Time), the Transaction Date will be the next succeeding Business Day. All Policy transactions are performed as of a Business Day. If a Transaction Date or Monthly Anniversary Day occurs on a day other than a Business Day (e.g., on a Saturday), the calculation will take place on the next Business Day (e.g., on the following Monday).

CALCULATING UNIT VALUES FOR EACH SUBACCOUNT

     The Unit Value of a Subaccount on any Business Day is calculated by the Company on every Business Day as follows:

          1. Calculate the value of the shares of the Portfolio belonging to the Subaccount as of the close of business that Business Day (before giving effect to any Policy transactions for that day, such as premium payments or surrenders). For this purpose, the Net Asset Value per share reported to the Company by the managers of the Portfolio is used.

          2. Add the value of any dividends or capital gains distributions declared and reinvested by the Portfolio during the Valuation Period. Subtract from this amount a charge for taxes, if any.

          3. Subtract a charge for the mortality and expense risk assumed by the Company under the Policy. See "Daily Deductions From the Variable
     Account -- Mortality and Expense Risk Charge", page 31. If the previous day was not a Business Day, then the charge is adjusted for the additional days between valuations.

          4. Divide the resulting amount by the number of Units held in the Subaccount on the Business Day before the purchase or redemption of any Units on that Date.

The Unit Value of each Subaccount on its first Business Day was set at $10.00.

TRANSFER OF FUND VALUE

     Fund Value may be transferred after the Right to Return Policy Period among the Subaccounts by the Policy Owner upon proper written request to the Company's Administrative Office. Transfers may be made by telephone if an authorization for telephone transfer form has been properly completed and signed and filed at the Company's Syracuse Operations Center. See "Telephone Transfer Privileges," page 49. Currently, there are no limitations on the number of transfers between Subaccounts, no minimum amount required for a transfer, nor any minimum amount required to remain in a given Subaccount after a transfer. Further, no transfer may be made if a Policy is in the Grace Period and a payment required to avoid lapse is not paid. See "Grace Period and Lapse," page 29. No charges are currently imposed upon such transfers. The Company reserves the right, however, at a future date to assess a $25 transfer charge on Policy transfers and to discontinue telephone transfers. For Policies issued for delivery to residents of the Commonwealth of Pennsylvania, the Company guarantees that no transfer charge will be imposed on transfers made within one year from the date the Policy is issued.

     Fund Value may also be transferred after the Right to Return Policy Period from the Subaccounts to the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account to the Subaccounts will only be permitted in the Policy month following a Policy Anniversary as described in "The Guaranteed Interest Account," page 43.

RIGHT TO EXCHANGE POLICY

     During the first 24 months following the Policy Date, the Policy Owner may exercise the right to exchange the Policy from one in which the investment experience is not guaranteed into a guaranteed Policy. This is accomplished by the transfer of the entire amount in the Subaccounts of the Variable Account to the Guaranteed Interest Account, and the allocation of all future premium payments to the Guaranteed Interest Account. This will, in effect, serve as an exchange of the Policy for the equivalent of a flexible premium universal life insurance policy. See "The Guaranteed Interest Account," page 43. No charge will be imposed on the transfer in exercising the exchange privilege.

POLICY LOANS

     The Policy Owner may borrow money from the Company at any time using the Policy as the only security for the loan by submitting a proper written request to the Company's Administrative Office. A loan may be taken any time a Policy has a positive Cash Value. The maximum amount that can be borrowed at any time is 90% of the Cash Value of the Policy. (If the loan is requested on a Monthly Anniversary Day, the maximum loan amount is further reduced by the monthly deduction due on that day.) The Outstanding Debt is the cumulative amount of outstanding loans and loan interest payable to the Company at any time.


     Loan interest is payable in arrears on each Policy anniversary at an annual rate which varies by the number of years since the Policy was issued. For the first ten Policy years a loan rate of 5.25% applies. After the tenth policy anniversary, a loan rate of 4.75% applies. Interest on the full amount of any Outstanding Debt is due on the Policy Anniversary, until the Outstanding Debt is repaid. If interest is not paid when due, it will be added to the amount of the Outstanding Debt.


     The Owner may repay all or part of the Outstanding Debt at any time while the Policy is in force. Only payments indicated as loan or interest payments will be treated as such. If a loan repayment is made which exceeds the Outstanding Debt, the excess will be applied as a Scheduled Premium Payment, subject to the rules on acceptance of premium payments.

     When a Policy Owner takes a loan, an amount equal to the loan is transferred out of the Policy Owner's Fund Value in the Subaccounts and the Guaranteed Interest Account into the Loan Account to secure the loan. The Policy Owner may, within certain limits, specify the amount or the percentage of the loan amount to be deducted from the Subaccounts and the Guaranteed Interest Account. If the Policy Owner does not specify the source of the transfer, or if the transfer instructions are incorrect, the request for loan will not be accepted. On each Policy Anniversary, an amount equal to the loan interest due and unpaid for the Policy Year will be transferred to the Loan Account from the Subaccounts and Guaranteed Interest Account on a proportional basis.

     The Loan Account is a part of the Company's General Account. Amounts held in the Loan Account are credited monthly with a rate of interest not less than an annualized rate of 4.5%.


     Loan repayments release funds from the Loan Account. Unless otherwise requested by a Policy Owner, amounts released from the Loan Account as a result of a loan repayment will be transferred into the Subaccounts and Guaranteed Interest Account in accordance with the most recent valid allocation instructions for Scheduled Premium Payments. In addition, Fund Value in the Loan Account in excess of the outstanding loan is treated differently depending on whether at the time the loan was made, Fund Values were transferred from the Subaccounts or the Guaranteed Interest Account and whether or not loan interest due is paid when due or the amount of the interest is added to the loan ("capitalized"). If the loan is from the Subaccounts and loan interest is capitalized, this excess offsets the amount that must be transferred from the Subaccounts to the Loan Account on the Policy Anniversary. If the loan is from the Subaccounts and loan interest is paid in cash, this excess is allocated to the Subaccounts and/or the Guaranteed Interest Account on the Policy Anniversary using the most recent valid Scheduled Premium Payment allocation on record. If the loan is from the Guaranteed Interest Account, this excess is allocated back to the Guaranteed Interest Account on a monthly basis proportionately to all interest crediting generations from which the loan was taken.



     While the amount to secure the Outstanding Debt is held in the Loan Account, the Policy Owner foregoes the investment experience of the Subaccounts and the current interest rate of the Guaranteed Interest Account on that amount. Thus Outstanding Debt, whether or not repaid, will have a permanent effect on the Policy's values and may have an effect on the amount and duration of the Death Benefit. If not repaid, the Outstanding Debt will be deducted from the amount of Death Benefit paid upon the death of the Insured, or the value paid upon surrender or maturity.

     Outstanding Debt may affect the length of time the Policy remains in force. After the third Policy Anniversary, the Policy will lapse when the Cash Value is insufficient to cover the monthly deduction against the Policy's Fund Value on any Monthly Anniversary Day and the minimum payment required is not made during the Grace Period. Moreover, the Policy may enter the Grace Period more quickly when Outstanding Debt exists, because the Outstanding Debt is not available to cover the monthly deduction. In addition, the Guarantee Period under the Guaranteed Minimum Death Benefit Rider may end if total premiums received less any Partial Surrenders and their fees, less Outstanding Debt do not exceed the premiums required under that Rider. The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas. Additional payments or repayment of a portion of Outstanding Debt may be required to keep the Policy or Rider in force. See "Grace Period and Lapse," page 29.


     A loan will not be treated as a distribution from the Policy and will not result in taxable income to the Policy Owner unless the Policy is a modified endowment contract, in which case a loan will be treated as a distribution that may give rise to taxable income. If a Policy lapses with an outstanding loan balance there could be adverse federal income tax consequences depending on the particular facts and circumstances. For example, if a Policy lapses with an outstanding loan balance and it does not lapse to a non-forfeiture option, the Policy Owner can have ordinary income to the extent the outstanding loan exceeds the Policy Owner's investment in the Policy (i.e., generally premiums paid less prior non-taxable distributions). For more information on the tax treatment of loans, see "Federal Income Tax Considerations," page 34.


FULL SURRENDER

     A Policy Owner may fully surrender a Policy at any time during the life of the Insured. The amount received in the event of a full surrender is the Policy's Cash Value, which is equal to its Fund Value less any applicable Surrender Charge and less any Outstanding Debt.


     A Policy Owner may surrender a Policy by sending a written request together with the Policy to the Company's Administrative Office. The proceeds will be determined as of the end of the Valuation Period during which the request for a surrender is received. A Policy Owner may elect to have the proceeds paid in cash or applied under a payment plan offered under the Policy. See "Payment Plan Settlement Provisions," page 44. For information on the tax effects of a surrender of a Policy, see "Federal Income Tax Considerations," page 37.


PARTIAL SURRENDER

     A Partial Surrender allows the Policy Owner to obtain a portion of the Cash Value of the Policy without having to surrender the Policy in full. A request for a Partial Surrender may be made at any time and the partial surrender will take effect on the Business Day that we receive your request at our Administrative Office, or on the next Business Day if that day is not a Business Day. There is currently no limit on the number of Partial Surrenders allowed in a Policy year.

     A Partial Surrender must be for at least $500 (plus the applicable fee), and the Policy's Cash Value after the Partial Surrender must be at least $500. If a Loan on the Policy has been taken, the amount of the Partial Surrender is limited so that the Loan amount, after giving effect to the Partial Surrender, is not greater than 90 percent of Cash Value.


     The Policy Owner may make a Partial Surrender by submitting a proper written request to the Company's Administrative Office. As of the effective date of any Partial Surrender, the Policy Owner's Fund Value and Cash Value will be reduced by the amount surrendered (plus the applicable fee). The amount of the Partial Surrender (plus the applicable fee) will be allocated by amount or percent to the Policy Owner's Fund Value in the Subaccounts and the Guaranteed Interest Account as specified by the Policy Owner. Allocations by percentage must be in whole percentages and the minimum percentage is 10% against any Subaccount or the Guaranteed Interest Account. Percentages must total 100%. We will not accept an allocation which does not comply with the rules or if there is not enough Fund Value in a Subaccount or the Guaranteed Interest Account to provide its share of the allocation. If the Insured dies after the request for a Partial Surrender is sent to the Company and prior to the Partial Surrender being effected, the amount of the

Partial Surrender will be deducted from the death benefit proceeds, which will be determined without taking into account the amount surrendered.

     When a Partial Surrender is made on a Policy on which the Owner has selected death benefit Option 1, the Specified Amount under the Policy is decreased by the amount of the Partial Surrender (excluding its fee). A Partial Surrender will not change the Specified Amount of a Policy on which the Owner has selected death benefit Option 2. However, assuming that the death benefit is not equal to Fund Value times a death benefit percentage, the Partial Surrender will reduce the death benefit by the amount of the Partial Surrender. Under either death benefit Option, to the extent the death benefit is based upon the Fund Value times the death benefit percentage applicable to the Insured, a Partial Surrender may cause the death benefit to decrease by an amount greater than the amount of the Partial Surrender. See "Death Benefits under the Policy," page 20.

     A fee for each Partial Surrender will be assessed. See "Charges and Deductions -- Transaction and Other Charges", page 35.

     For information on the tax treatment of Partial Surrenders, see "Federal Income Tax Considerations," page 37.

GRACE PERIOD AND LAPSE

     In general, the Policy and all Riders attached to it will continue in force as long as the Cash Value of the Policy is sufficient to pay all the deductions that are taken from Fund Value each month. The Policy will lapse only when the Cash Value is insufficient to cover the current monthly deduction against the Policy's Fund Value on any Monthly Anniversary Day, and a 61-day Grace Period expires without the Policy Owner making a sufficient payment.

  Special Rule for First Three Policy Years

     During the first three Policy years (or first three policy years following an increase in Specified Amount during that period), if on each Monthly Anniversary Day the sum of premiums paid, less the sum of Partial Surrenders (excluding its fees) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premiums times the number of completed Policy months (or number of months from the most recent increase in Specified Amount) or if the Cash Value is greater than zero, the Policy and all attached Riders are guaranteed not to lapse.

     If the insufficiency occurs at any other time, or if the Minimum Monthly Premium test has not been met during the first three Policy years as described above, the Policy may be at risk of lapse depending on whether or not a Guaranteed Death Benefit Rider is in effect, as explained below.

  If Guaranteed Death Benefit Rider Is Not in Effect

     If an insufficiency occurs and a Guaranteed Death Benefit Rider is not in effect, the Owner must pay during the Grace Period the amount required under the Policy to avoid Lapse. In addition, payment of any loan interest accrued for the Policy year but unpaid as of the Monthly Anniversary Day when insufficiency occurs may be required prior to the end of the Grace Period.

     The Company will not accept any payment if it would cause the Policy Owner's total premium payments to exceed the maximum permissible premium for the Policy's Specified Amount under the Internal Revenue Code. This may occur when the Policy Owner has Outstanding Debt, in which case the Policy Owner could repay a sufficient portion of the Outstanding Debt to avoid termination. In this instance, the Policy Owner may wish to repay an additional portion of the Outstanding Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums for the Policy's Specified Amount, the Policy Owner may also wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse. However, the Company will not reject any premium payments necessary to prevent lapse of the Policy.

     If the Cash Value of the Policy is insufficient to cover the entire Monthly Deduction on a Monthly Anniversary Day, the Company will deduct the amount that is available. The Company will notify the Policy Owner (and any assignee of record) of the payment required to keep the Policy in force. The Policy Owner will then have a Grace Period of 61 days, measured from the date the notice is sent, to make the required payment. During the first three Policy years (or within three years of an increase in Specified Amount during that period), if the Cash Value of the Policy is less than zero, the payment required is the amount of Minimum Monthly Premium not paid plus one succeeding Minimum Monthly Premium. After the Third Policy anniversary (or after three years from the most recent increase in Specified Amount), the payment required is the amount of the Monthly Deduction not paid plus two succeeding Monthly Deductions, grossed up by the amount of the Deductions from Premiums (see "Charges and Deductions -- Deductions from Premiums", page 31). The Policy will remain in force through the Grace Period. Failure to make the required payment within the Grace Period will result in termination of coverage under the Policy, and the Policy will lapse. If the required payment is made during the Grace Period, any premium paid will be allocated among the Subaccounts of the Variable Account and the Guaranteed Interest Account in accordance with the Policy Owner's current Scheduled Premium Payment allocation instructions. Any monthly deduction due will be charged to the Subaccounts and the Guaranteed Interest Account on a proportionate basis. If the Insured dies during the Grace Period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the Grace Period, reduced by any unpaid monthly deductions (which for Policies offered to residents of, or issued for delivery in, the State of New Jersey cannot exceed the minimum premium for the following month) and any Outstanding Debt .

  If Guaranteed Death Benefit Rider Is in Effect

     If a Guaranteed Death Benefit Rider is in effect and the test for continuation of the Guarantee Period has been met, the Specified Amount of the Policy and most Rider coverages will not lapse during the Guarantee Period even if the Cash Value is not sufficient to cover all the deductions from the Fund Value on any Monthly Anniversary Day. See "Guaranteed Death Benefits", page 23.

     While the Guaranteed Death Benefit Rider is in effect, the Fund Value of the Policy may be reduced by Monthly Deductions, but not below zero. Any Monthly Deductions during the Guarantee Period which would reduce the Fund Value below zero will be waived.

     The Guaranteed Death Benefit Rider will be terminated if the Policy does not meet the monthly test, as explained in "Guaranteed Death Benefits", page 23, and the payment required under the Rider is not made within the Grace Period. If the Guaranteed Death Benefit Rider is terminated, the normal test for lapse will resume.

     The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas, and, therefore, Grace Period and Lapse will be treated as described in the immediately preceding section entitled "If the Guaranteed Death Benefit Is Not In Effect".

  Reinstatement

     The Company will reinstate a lapsed Policy (but not a Policy which has been surrendered for its Cash Value) at any time within five years after the Monthly Anniversary Day immediately before the start of the Grace Period but before the Maturity Date, provided the Company receives the following: (i) a written application from the Policy Owner; (ii) evidence of insurability satisfactory to the Company; (iii) payment of all monthly deductions that were due and unpaid during the Grace Period; (iv) payment of an amount at least sufficient to keep the Policy in force for one month after the date of reinstatement; and (v) payment or reinstatement of any debt on the Policy Anniversary at the start of the Grace Period and (vi) payment of interest on debt reinstated from the beginning of the grace period to the end of the grace period at the rate which applies to policy loans on the date of reinstatement.

     When the Policy is reinstated, the Fund Value will be equal to the Fund Value on the date of the lapse, subject to the following: (i) the Surrender Charge will be equal to the Surrender Charge that would have existed had the Policy been in force since the original Policy Date; (ii) the Fund Value will be reduced by the decrease, if any, in the Surrender Charge during the period which the Policy was not in force; (iii) any Outstanding Debt on the date of lapse will also be reinstated; and, (iv) no interest on amounts held in the Company's Loan Account to secure Outstanding Debt will be paid or credited between lapse and reinstate-ment. Reinstatement will be effective as of the Monthly Anniversary Day on or preceding the date of approval by the Company, and Fund Value minus, if applicable, Outstanding Debt will be allocated among the Subaccounts and the Guaranteed Interest Account in accordance with the Policy Owner's most recent Scheduled Premium Payment allocation instructions.

                             CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUMS

     Certain charges are deducted from each premium payment under a Policy prior to allocation of the net premium to the Policy Owner's Fund Value. These charges consists of the following items:

  Sales Charge

     Sales charge varies based on the total of the Specified Amount plus Term Insurance amount in force on the Policy Date. For total amounts less than $500,000, the sales charge is equal to 4% of each premium paid. For total amounts of $500,000 or more, the sales charge is equal to 3% of each premium paid.

     The sales charge is deducted to compensate the Company for the cost of distributing the Policies. The amount derived by the Company from the sales charge is not expected to be sufficient to cover the sales and distribution expenses in connection with the Policies. If surrendered within 15 years after issuance, or within 15 years following an increase in the Specified Amount, the Policy will also be subject to a Surrender Charge, which is described on page
33. To the extent that sales and distribution expenses exceed sales charges and any amounts derived from the Surrender Charge, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risks and from mortality gains.

  Tax Charges

     All states levy taxes on life insurance premium payments. The amount of these taxes vary from state to state, and may vary from jurisdiction to jurisdiction within a state. The Company currently deducts an amount equal to 2.25% of each premium to pay applicable premium taxes. Currently, these taxes range from 0% to 4%, and, therefore, the 2.25% deduction may be higher or lower than the actual premium tax imposed by the applicable jurisdiction. The 2.25% rate approximates the average tax rate the Company expects to pay on premiums. The Company does not expect to make a profit from this charge.

     A charge currently equal to 1.5% of each premium payment is deducted from each premium to cover the estimated cost for the Federal income tax treatment of deferred acquisition costs determined solely by the amount of life insurance premiums received. The Company believes this charge for deferred acquisitions costs is reasonable in relation to the Company's increased federal tax burden under IRC Section 848 resulting from the receipt of premium payments. No charge will be deducted where premiums received from a Policy Owner are not subject to this tax.

     The Company reserves the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to the Company.

DAILY DEDUCTIONS FROM THE VARIABLE ACCOUNT

  Mortality and Expense Risk Charge

     Each day a charge is deducted for mortality and expense risks assumed by the Company. This charge is guaranteed not to exceed .000959% per day of the amount in the Subaccounts of the Variable Account, which is equivalent to an annual rate of .35% of the portion of the Policy Fund Value allocated to the Variable Account.

     The mortality and expense risk charge is assessed to compensate the Company for assuming mortality and expense risks under the Policies. The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet the Company's actual claims. The expense risk the Company assumes is that other expenses incurred in issuing and administering the Policies and operating the Variable Account will be greater than the amount estimated when setting the charges for these expenses. The Company will realize a profit from this fee to the extent it is not needed to provide benefits and pay expenses under the Policies. The Company may use this profit for other purposes, including any distribution expenses not covered by the sales charge or Surrender Charge.

     This charge is not assessed against the amount of the Policy Fund Value which is allocated to the Guaranteed Interest Account, nor to amounts in the Loan Account.

MONTHLY DEDUCTIONS FROM FUND VALUE

     A charge called the monthly deduction is deducted from a Policy's Fund Value in the Subaccounts and Guaranteed Interest Account beginning on the Policy Date and on each Monthly Anniversary Day thereafter. The monthly deduction consists of the following items:

  Cost of Insurance

     This monthly charge compensates the Company for the anticipated cost of paying death benefits in excess of Fund Value to Beneficiaries of Insureds who die. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under a Policy at the beginning of the Policy Month. The net amount at risk for these purposes is equal to the amount of death benefit payable at the beginning of the Policy Month less the Fund Value at the beginning of the Policy Month.

     The Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables (for issue ages under 18, no smoker/nonsmoker adjustment is made until attained age 15 and where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Smoker and Nonsmoker Mortality Table B). These rates are based on the Age and underwriting class of the Insured. They are also based on the gender of the Insured, except that unisex rates are used where appropriate under applicable law, including in the state of Montana and in Policies purchased by employers and employee organizations in connection with employment related insurance or benefit programs. As of the date of this prospectus, the Company charges "current rates" that are lower (i.e., less expensive) than the guaranteed rates, and the Company may also change current rates in the future. Like the guaranteed rates, the current rates also vary with the age, gender, smoking status, and underwriting class of the Insured. In addition, they also vary with the policy duration. The cost of insurance rate generally increases with the Age of the Insured.

     If there have been increases in the Specified Amount, then for purposes of calculating the cost of insurance charge, the Fund Value will first be applied to the initial Specified Amount. If the Fund Value exceeds the initial Specified Amount, the excess will then be applied to any increase in Specified Amount in the order of the increases. If the death benefit equals the Fund Value multiplied by the applicable death benefit percentage, any increase in Fund Value will cause an automatic increase in the death benefit. The underwriting class and duration for such increase will be the same as that used for the most recent increase in Specified Amount (that has not been eliminated through a subsequent decrease in Specified Amount).

  Administrative Charge

     An administrative charge of $5.00 is deducted monthly from the Fund Value.

     The administrative charge is assessed to reimburse the Company for the expenses associated with administration and maintenance of the Policies. The administrative charge is guaranteed never to exceed $5.00. The Company does not expect to profit from this charge.

  Monthly per $1,000 Specified Amount Charge

     For the first 15 policy years following issue or increase in Specified Amount, a per $1,000 Specified Amount charge will apply. These per $1,000 of Specified Amount charges differ based on issue age of the coverage segment, gender and smoking status. The monthly per $1,000 factors are shown in Appendix B.

  Guaranteed Death Benefit Charge

     If the Guaranteed Death Benefit Rider has been elected, a charge of $0.01 per thousand dollars of Policy Specified Amount and certain Rider amounts is deducted each month during the Guarantee Period. This charge is guaranteed never to exceed this amount.

     The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

  Other Optional Insurance Benefits Charges

     The monthly deduction will include charges for any other optional insurance benefits added to the Policy by Rider. See "Other Optional Insurance Benefits," page 23.

SURRENDER CHARGE

     There will be a difference between the Fund Value of the Policy and its Cash Value for at least the first fourteen Policy years. If there is no Outstanding Debt, this difference is the Surrender Charge, a contingent deferred load. It is a contingent load because it is assessed only if the Policy is surrendered or if the Policy lapses. It is a deferred load because it is not deducted from the premiums paid. The Surrender Charge is based on a factor per $1,000 of initial Specified Amount and grades to zero based on a grading schedule. The factors per $1,000 of initial Specified Amount vary by issue age, gender, and underwriting class. The grading percentages (as shown below) vary based on issue age and the number of full years since the Policy was issued. The Company will assess the Surrender Charge against the Fund Value upon surrender or lapse within fourteen years after its issuance, or within fourteen years following an increase in Specified Amount.

GRADING PERCENTAGES                                     PERCENT FOR ISSUE    PERCENT FOR ISSUE
POLICY YEAR                                                 AGES 0-75           AGES 76-85
-------------------                                     -----------------    -----------------
1-3...................................................         80%                  80%
4.....................................................         80                   70
5.....................................................         80                   60
6.....................................................         80                   50
7.....................................................         80                   40
8.....................................................         70                   30
9.....................................................         60                   20
10....................................................         50                   10
11....................................................         40                    0
12....................................................         30                    0
13....................................................         20                    0
14....................................................         10                    0
15+...................................................          0                    0

     As an example of the Surrender Charge calculation, if a Male Insured Age 35 purchases a Policy with a Specified Amount of $100,000, the per $1,000 of initial Specified Amount factor, based upon the assumptions described above, would be $7.25 (Preferred, nonsmoker, Death Benefit Option 1). The maximum Surrender Charge during the first seven Policy years would be 80% of (100 x 7.25), or $580.00.


     The maximum surrender charge per $1,000 of initial Specified Amount factor would be $64.00 based upon the assumptions described above and if the Policy were purchased by a Male Insured Age 85, Standard Smoker.


     The purpose of the Surrender Charge is to reimburse the Company for some of the expenses of distributing the Policies.

  Effect of Changes in Specified Amount on the Surrender Charge

     The Surrender Charge will increase when a new coverage segment of Specified Amount is created due to a requested increase in coverage. The Surrender Charge related to the increase will be calculated in the same manner as the Surrender Charge for the original Specified Amount, and will be reduced over the 15 year period following the increase. The new Surrender Charge for the Policy will equal the remaining portion of the Surrender Charge for the original Specified Amount, plus the Surrender Charge related to the increase.

     Decreases in Specified Amount have no effect on surrender charges.

CORPORATE PURCHASERS

     The Policy is available for individuals and for corporations and other institutions. For corporate or other group or sponsored arrangements purchasing one or more Policies, the Company may reduce the amount of the Surrender Charge or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement, from the amount of the initial premium payment or payments, or the amount of projected premium payments.

TRANSACTION AND OTHER CHARGES

     A Partial Surrender fee of $10 will be deducted from the Fund Value for each Partial Surrender Transaction. This charge is guaranteed not to exceed $10.

     The Company currently does not charge for transfers of Fund Value between the Subaccounts. The Company does, however, reserve the right to assess a $25 charge on transfers (including transfers by telephone, if permitted by the Company). For Policies issued for delivery to residents of the Commonwealth of Pennsylvania, the Company guarantees that no transfer charge will be imposed on transfers made within one year from the date the Policy is issued.

     The Company may charge the Subaccounts for federal income taxes incurred by the Company that are attributable to the Variable Account and its Subaccounts. No such charge is currently assessed. See "Charge for Company Income Taxes," page 40.

     The Company will bear the direct operating expenses of the Variable Account. The Subaccounts purchase shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges including the investment advisory fee and certain operating expenses. The Funds are governed by their Boards. The Fund's expenses are not fixed or specified under the terms of the Policy. The advisory fees and other expenses are more fully described in the prospectuses of the Funds.

FEES AND EXPENSES OF THE FUNDS

     The Subaccounts purchase shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges including the investment advisory fee and certain operating expenses. These fees and expenses vary by Portfolio are set forth below. The Funds are governed by their Boards. The Fund's expenses are not fixed or specified under the terms of the Policy. The advisory fees and other expenses are summarized at pages 11-12 of this Prospectus and are more fully described in the prospectuses of the Funds.


     Information contained in the following table was provided by the respective Funds and has not been independently verified by the Company.

                  PRO FORMA ANNUAL EXPENSES FOR THE YEAR ENDED
                               DECEMBER 31, 1997


                                                                  OTHER EXPENSES
                                                     MANAGEMENT       (AFTER        TOTAL
                  FUND/PORTFOLIO                        FEES      REIMBURSEMENT)   EXPENSES
                  --------------                     ----------   --------------   --------
MONY Series Fund, Inc.
  Intermediate Term Bond Portfolio.................      .50%(1)       .09%(2)        .59%
  Long Term Bond Portfolio.........................      .50(1)        .07(2)         .57
  Government Securities Portfolio..................      .50(1)        .14(2)         .64
  Money Market Portfolio...........................      .40           .06(2)         .46
Enterprise Accumulation Trust Equity Portfolio.....      .80%          .04%(3)        .84%
  Small Cap Portfolio..............................      .80           .06(3)         .86
  Managed Portfolio................................      .73           .03(3)         .76
  International Growth Portfolio...................      .85           .34(3)        1.19
  High Yield Bond Portfolio........................      .60           .17(3)         .77
  Small Company Growth Portfolio...................     1.00             *              *
  Equity Income Portfolio..........................      .75             *              *
  Capital Appreciation Portfolio...................      .75             *              *
  Growth and Income Portfolio......................      .75             *              *
  Growth Portfolio.................................      .75             *              *


---------------
  * No data is provided as these subaccounts first became available with the offering of the Policy.


 1. Management Fees reflect investment advisory fees of .50% which became effective on and after October 14, 1997. Prior thereto, the investment advisory fees were .40%.


 2.  Includes custodial credit percentages as follows: Intermediate Term
     Bond -- .0080%; Long Term Bond -- .0043%; Government Securities -- .0169%; and Money Market -- .0048% which expenses are borne by the Investment Adviser pursuant to the Investment Advisory Agreement.


GUARANTEE OF CERTAIN CHARGES


     The Company guarantees that certain charges will not increase. This includes the charge for mortality and expense risks, the administrative charge, the per $1000 Specified Amount charge, the sales charge, the guaranteed cost of insurance rates, and the Surrender Charge.

     Any changes in the current cost of insurance charges or charges for optional insurance benefits will be made by class of Insured and will be based on changes in future expectations with respect to investment earnings, mortality, length of time policies will remain in effect, expenses, and taxes. In no event will they exceed the guaranteed rates defined in the Policy.

                               OTHER INFORMATION

FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion provides a general description of the federal income tax considerations relating to the Policy. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). This discussion is not intended as tax advice. Because of the inherent complexity of such laws and the fact that tax results will vary according to the particular circumstances of the individual involved, tax advice may be needed by a person contemplating the purchase of the Policy. It should, therefore, be understood that these comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy and that special rules which are not discussed herein may apply in certain situations. Moreover, no representation is made as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations by the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules described in this discussion or that relate directly or indirectly to life insurance policies. Finally, these comments do not take into account any state or local income tax considerations which may be involved in the purchase of the Policy.

  Definition of Life Insurance

     Section 7702 of the Internal Revenue Code (the "Code") provides that if one of two alternate tests are met, a policy will be treated as a life insurance policy for federal tax purposes. These tests are referred to as the "Cash Value Accumulation Test" and the "Guideline Premium/Cash Value Corridor Test".

     The Policy described in this Prospectus is tested under the Guideline Premium/Cash Value Corridor Test. This test provides for, among other things,
(i) a maximum allowable premium per thousand dollars of death benefit, known as the "guideline annual premium", and (ii) a minimum ongoing "corridor" of death benefit in relation to the Fund Value of the Policy, known as the "death benefit percentage." See Appendix A, for a table of the Guideline Premium/Cash Value Corridor Test factors.


     The Company believes that the Policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the Death Benefit should be excludable from the gross income of the Beneficiary (whether the Beneficiary is a corporation, individual or other entity) under Section 101(a)(1) of the Code for purposes of the regular federal income tax and the Policy Owner generally should not be deemed to be in constructive receipt of the cash values under the Policy until a full surrender thereof, maturity of the Policy, or Partial Surrender. In addition, certain Policy loans may be taxable in the case of Policies that are modified endowment contracts. Prospective Policy Owners that intend to use Policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisors with respect to the tax consequences of such arrangements. Prospective corporate Owners should consult their tax advisors about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations.


  Diversification Requirements

     To comply with regulations under Section 817(h) of the Code, each Portfolio is required to diversify its investments. Generally, a Portfolio is required to diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Securities of a single issuer generally are treated for purposes of Section 817(h) as a single investment. However, for this purpose, each U.S. Government agency or instrumentality is treated as a separate issuer, and any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. or by an agency or instrumentality of the U.S. is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

     While there should be no question that, for federal income tax purposes, the Portfolio shares underlying the Policies are owned by the Company and not by a Policy Owner or any Beneficiary, no representation is or can be made regarding the likelihood of the continuation of current interpretations by the IRS.

  Tax Treatment of Policies

     The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. With the enactment of this legislation, the Policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance contracts, as described below. Taxation of pre-death distributions from Policies that are classified as modified endowment contracts is somewhat different, as described below.

     A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year; $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a Policy may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the Policy's first seven contract years. Changes in benefits may require retesting to determine if the Policy is to be classified as a modified endowment contract.

  Conventional Life Insurance Policies

     If a Policy is not a modified endowment contract, upon full surrender or maturity of a Policy for its Cash Value, the excess, if any, of the Cash Value plus any outstanding Policy Debt over the cost basis under a Policy will be treated as ordinary income for federal income tax purposes. A Policy's cost basis will usually equal the premiums paid less any premiums previously recovered through Partial Surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all of the cash received through Partial Surrenders in the first 15 Policy years is paid out of the income of the Policy and therefore subject to income tax. Cash distributed to a Policy Owner on Partial Surrenders occurring more than 15 years after the Policy Date will be taxable as ordinary income to the Policy Owner to the extent that it exceeds the cost basis under a Policy.


     The Company also believes that loans received under Policies that are not modified endowment contracts will be treated as indebtedness of the Owner, and that no part of any loan under the Policy will constitute income to the Owner unless the Policy is surrendered or upon maturity of the Policy. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a Policy that is not a modified endowment contract may be deductible, subject to several limitations, depending on the use to which the proceeds are put and the tax rules applicable to the Policy Owner. If, for example, the loan proceeds are used by an individual for business or investment purposes, all or part of the interest expense may be deductible. Generally, if the Policy Loan is used for personal purposes by an individual, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a Policy Loan or on other indebtedness) also may be subject to other limitations. For example, where the interest is paid (or accrued by an accrual basis taxpayer) on a loan under a Policy covering the life of an officer, employee, or person financially interested in the trade or business of the Policy Owners, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt. Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.


  Modified Endowment Contracts

     Pre-death distributions from modified endowment contracts may give rise to taxable income. Upon full surrender or maturity of the Policy, the Policy Owner would recognize ordinary income for federal income tax purposes equal to the amount by which the Cash Value plus Outstanding Debt exceeds the investment in the Policy (usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income). Upon Partial Surrenders and Policy loans, the Policy Owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the Policy. The amount allocated to income is the amount by which the Fund Value of the Policy exceeds investment in the Policy immediately before the distribution. Under a tax law provision, if two or more policies which are classified as modified endowment contracts are purchased from any one insurance company, including the Company, during any calendar year, all such policies will be aggregated for purposes of determining the portion of the pre-death distributions allocable to income on the policies and the portion allocable to investment in the policies.

     Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received: (i) when the taxpayer is at least 59 1/2 years old; (ii) which is attributable to the taxpayer becoming disabled; or
(iii) which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If a Policy was not originally a modified endowment contract but becomes one, under Treasury Department regulations which are yet to be prescribed, pre-death distributions received in anticipation of a failure of a Policy to meet the seven-pay premium test are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxable as described above) even though, at the time of the distribution(s), the Policy was not yet a modified endowment contract. For this purpose, pursuant to the Code, any distribution made within two years before the Policy is classified as a modified endowment contract shall be treated as being made in anticipation of the Policy's failing to meet the seven-pay premium test.

     It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Outstanding Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. If it does constitute interest, it may be deductible, subject to several limitations, depending on the use to which the proceeds are put and the tax rules applicable to the Policy Owner. If, for example, the loan proceeds are used by an individual for business or investment purposes, all or part of the interest expense may be deductible. Generally, if the Policy loan is used for personal purposes by an individual, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a Policy Loan or on other indebtedness) also may be subject to other limitations. For example, where the interest is paid (or accrued by an accrual basis taxpayer) on a loan under a Policy covering the life of an officer, employee, or person financially interested in the trade or business of the Policy Owners, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt. Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Reasonableness Requirement for Charges

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a contract qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department is expected to promulgate regulations governing reasonableness standards for mortality charges. The Company believes that the mortality costs and other expenses used in making calculations to determine whether the Policy qualifies as life insurance meet the current requirements. It is possible that future regulations will contain standards that would require the Company to modify its mortality charges used for the purposes of the calculations in order to retain qualification of the Policy as life insurance for federal income tax purposes, and the Company reserves the right to make any such modifications.

  Pension and Profit-Sharing Plans

     If the Policies described in this Prospectus are purchased by a fund which forms part of a pension or profit-sharing plan qualified under Sections 401(a) or 403 of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     If purchased as part of a pension or profit sharing plan, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy Fund Value will not be subject to Federal income tax. However, the Policy Fund Value will generally be taxable to the extent it exceeds the sum of $5,000 plus the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from his Policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan.

  Other Employee Benefit Programs

     Complex rules may apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These Policy Owners also must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). The Policy Owner's legal advisor should be consulted to address these issues.

  Other

     Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the jurisdiction and the circumstances of each Owner or Beneficiary.

     For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

               THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING
                          THE TAX STATUS OF ANY POLICY

CHARGE FOR COMPANY INCOME TAXES

     For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or if there is a change in the Company's tax status.

     Under current laws, the Company may incur state and local taxes (in addition to premium taxes imposed by the states) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Account for such taxes, if any, attributable to the Account.

VOTING OF FUND SHARES

     In accordance with its view of present applicable law, the Company will exercise voting rights attributable to the shares of each portfolio of the Funds held in the Subaccounts at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the Investment Company Act of 1940. The Company will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts of the Variable Account. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

     The person having the voting interest under a Policy is the Policy Owner. Unless otherwise required by applicable law, the number of votes as to which a Policy Owner will have the right to instruct for any Portfolio will be determined by dividing a Policy Owner's Fund Value in the Subaccount which corresponds to the Portfolio by $100. Fractional votes will be counted. The number of votes as to which a Policy Owner will have the right to instruct will be determined as of the date determined by the Company, but in no event shall such date be more than 90 days prior to the date established by the respective Fund for determining shareholders eligible to vote at the meeting of the respective Fund. If required by the Securities and Exchange Commission, the Company reserves the right to determine in a different fashion the voting rights attributable to the shares of the respective Fund based upon the instructions received from Policy Owners. Voting instructions may be cast in person or by proxy.

     Voting rights attributable to the Policy Owner's Fund Value held in each Subaccount for which no timely voting instructions are received will be voted by the Company in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Subaccount. The Company will also exercise the voting rights from assets in each Subaccount which are not otherwise attributable to Policy Owners, if any, in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Subaccount and generally will exercise voting rights attributable to shares of Portfolios of the Funds held in its General Account, if any, in the same proportion as votes cast with respect to shares of Portfolios of the Funds held by the Variable Account and other separate accounts of the Company, in the aggregate.

DISREGARD OF VOTING INSTRUCTIONS

     The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio or to approve or disapprove an investment advisory contract. In addition, the Company itself may disregard voting instructions of changes initiated by Policy Owners in the investment policy or the investment adviser (or portfolio manager) of a Portfolio, provided that the Company's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio's objectives and purpose, and considering the effect the change would have on the Company. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Policy Owners.

REPORT TO POLICY OWNERS

     A statement will be sent at least annually to each Policy Owner setting forth a summary of the transactions which occurred since the last statement and indicating the death benefit, Specified Amount, Fund Value, Cash Value, and any Outstanding Debt. In addition, the statement will indicate the allocation of Fund Value among the Guaranteed Interest Account, the Loan Account and the Subaccounts and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders.

     Each Policy Owner will also receive an annual and a semiannual report containing financial statements for the Variable Account and the Funds, the latter of which will include a list of the portfolio securities of the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

SUBSTITUTION OF INVESTMENTS AND RIGHT TO CHANGE OPERATIONS

     The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by the Variable Account or any of its other separate accounts or that the Variable Account or any of its other separate accounts may purchase. If shares of any or all of the Portfolios of the Funds should no longer be available for investment, or if, in the judgment of the Company's management, further investment in shares of any or all Portfolios of the Funds should become inappropriate in view of the purposes of the Policies, the Company may substitute shares of another Portfolio of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the Policies.

     Where required, the Company will not substitute any shares attributable to a Policy Owner's interest in a Variable Account without notice, Policy Owner approval, or prior approval of the Securities and Exchange Commission and without following the filing or other procedures established by applicable state insurance regulators. Applicable state insurance regulators include the Commissioner of Insurance of the State of Arizona.

     The Company also reserves the right to establish additional Subaccounts of the Variable Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company, a portfolio thereof, or another suitable investment vehicle, with a specified investment objective. New Subaccounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Policy Owners on a basis to be determined by the Company. The Company may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

     In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by the Company to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of the Company or an affiliate thereof. Subject to compliance with applicable law, the Company also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Variable Account.

CHANGES TO COMPLY WITH LAW

     The Company reserves the right to make any change without consent of Policy Owners to the provisions of the Policy to comply with, or give Policy Owners the benefit of, any Federal or State statute, rule, or regulation, including but not limited to requirements for life insurance contracts under the Internal Revenue Code, under regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

     Performance information for the Subaccounts of the Variable Account may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. Performance information in advertisements or sales literature may be expressed in any fashion permitted under applicable law, which may include presentation of a change in a Policy Owner's Fund Value attributable to the performance of one or more Subaccounts, or as a change in Policy Owner's death benefit. Performance quotations may be expressed as a change in a Policy Owner's Fund Value over time or in terms of the average annual compounded rate of return on the Policy Owner's Fund Value, based upon a hypothetical Policy in which premiums have been allocated to a particular Variable Account over certain periods of time that will include one, five and ten years, or from the commencement of operation of the Variable Account if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the Surrender Charge, if applicable, by assuming a surrender at the end of the particular period, although other quotations may simultaneously be given that do not assume a surrender and do not take into account deduction of the Surrender Charge.

     Performance information for the Variable Account may be compared, in advertisements, sales literature, and reports to Policy Owners to: (i) other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria; and
(ii) the Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy. Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any Subaccount of the Variable Account reflects only the performance of a hypothetical Policy whose Fund Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolios of the Funds in which the Variable

Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

                        THE GUARANTEED INTEREST ACCOUNT

     Policy Owners may allocate all or a portion of their net premiums and transfer Fund Value to the Guaranteed Interest Account of the Company. Amounts allocated to the Guaranteed Interest Account become part of the "General Account" of the Company, which supports insurance and annuity obligations. The amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the Purchaser. The Guaranteed Interest Account and the General Account of the Company have not been registered under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, see the Policy.

GENERAL DESCRIPTION

     Amounts allocated to the Guaranteed Interest Account become part of the General Account of Company which consists of all assets owned by the Company other than those in the Variable Account and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of its General Account.

     The Policy Owner may elect to allocate net premiums to the Guaranteed Interest Account, the Variable Account, or both. The Policy Owner may also transfer Fund Value from the Subaccounts of the Variable Account to the Guaranteed Interest Account, or from the Guaranteed Interest Account to the Subaccounts. Company guarantees that the Fund Value in the Guaranteed Interest Account will be credited with a minimum interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%. Such interest will be paid regardless of the actual investment experience of the Guaranteed Interest Account. In addition, Company may in its sole discretion declare current interest in excess of the 4.5% annual rate, which will be guaranteed for approximately one year. (The portion of a Policy Owner's Fund Value that has been used to secure Outstanding Debt will be credited with a guaranteed interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%.)

     The Company bears the full investment risk for the Fund Value allocated to the Guaranteed Interest Account.

DEATH BENEFIT


     The death benefit under the Policy will be determined in the same fashion for a Policy Owner who has Fund Value in the Guaranteed Interest Account as for a Policy Owner who has Fund Value in the Subaccounts. The Death Benefit under Option 1 will be equal to the Specified Amount of the Policy or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. Under Option 2, the Death Benefit will be equal to the Specified Amount of the Policy plus the Fund Value or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. See "Death Benefits under the Policy," page 20.


POLICY CHARGES

     Deductions from premium, monthly deductions from the Fund Value, and Fund Charges will be the same for Policy Owners who allocate net premiums or transfer Fund Value to the Guaranteed Interest Account as for Policy Owners who allocate net premiums to the Subaccounts. These charges include the sales and tax charges; the charges for the cost of insurance, administrative charge, per $1,000 of Specified Amount charge, the charge for any optional insurance benefits added by Rider; and the Surrender Charge. Fees for Partial Surrenders and, if applicable, transfer charges, will also be deducted from the Guaranteed Interest Account.

     Charges applicable to the Portfolios, including the operating expenses of the Portfolios, as well as the investment advisory fee charged by the Portfolio managers, will not be paid directly or indirectly by Policy Owners to the extent the Fund Value is allocated to the Guaranteed Interest Account. Likewise, the mortality and expense risk charge applicable to the Fund Value allocated to the Subaccounts is not deducted from Fund Value allocated to the Guaranteed Interest Account. Any amounts that the Company pays for income taxes allocable to the Subaccounts will not be charged against the Guaranteed Interest Account. However, it is important to remember that Policy Owners will not participate in the investment experience of the Subaccounts to the extent that Fund Values are allocated to the Guaranteed Interest Account.

TRANSFERS

     Amounts may be transferred after the Right to Return Policy Period from the Subaccounts to the Guaranteed Interest Account and from the Guaranteed Interest Account to the Subaccounts, subject to the following limitations.

     Transfers to the Guaranteed Interest Account may be made at any time and in any amount.

     Transfers from the Guaranteed Interest Account to the Subaccounts are limited to one in any Policy year. Transfers from the Guaranteed Interest Account may only be made during the time period which begins on the Policy Anniversary and which ends 30 days after the Policy Anniversary. If the transfer request is received on the Policy Anniversary, it will be processed as of the Policy Anniversary; if it is received within 30 days after the Policy Anniversary, the transfer will be effective as of the close of business on the day received if it is a Business Day, or if not a Business Day, then at the close of business on the next day which is a Business Day. Any request received within 10 days before the Policy Anniversary will be deemed received on the Policy Anniversary. Any transfer requests received at other times will not be honored, and will be returned to the Policy Owner.

     Currently there is no charge imposed upon transfers; however, the Company reserves the right to assess such a charge in the future.

SURRENDERS AND POLICY LOANS

     The Policy Owner may also make Full Surrenders and Partial Surrenders from the Guaranteed Interest Account to the same extent as a Policy Owner who has invested in the Subaccounts. See "Full Surrender," page 28 and "Partial Surrenders", page 28. Transfers and surrenders payable from the Guaranteed Interest Account, and the payment of Policy loans allocated to the Guaranteed Interest Account, may be delayed for up to six months. However, with respect to Policies issued for delivery to residents of the Commonwealth of Pennsylvania, the Company will not delay payment of surrenders or loans, the proceeds of which will be used to pay premiums on the Policy.

                             MORE ABOUT THE POLICY

OWNERSHIP

     The Policy Owner is the individual named as such in the application or in any later change shown in the Company's records. While the Insured is living, the Policy Owner alone has the right to receive all benefits and exercise all rights that the Policy grants or the Company allows.

  Joint Owners

     If more than one person is named as Policy Owner, they are joint owners. Any Policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint owner dies, ownership passes to the surviving joint owner(s). When the last joint owner dies, ownership passes through that person's estate, unless otherwise provided.

BENEFICIARY

     The Beneficiary is the individual named as such in the application or any later change shown in the Company's records. The Policy Owner may change the Beneficiary at any time during the life of the Insured by written request on forms provided by the Company, which must be received by the Company at its Administrative Office. The change will be effective as of the date this form is signed. Contingent and/or concurrent Beneficiaries may be designated. The Policy Owner may designate a permanent Beneficiary, whose rights under the Policy cannot be changed without his or her consent. Unless otherwise provided, if no designated Beneficiary is living upon the death of the Insured, the Policy Owner or the Policy Owner's estate is the Beneficiary.

     The Company will pay the death benefit proceeds to the Beneficiary. Unless otherwise provided, in order to receive proceeds at the Insured's death, the Beneficiary must be living at the time of the Insured's death.

THE POLICY

     This Policy is a contract between the Policy Owner and the Company. The entire contract consists of the Policy, a copy of the initial application, all subsequent applications to change the Policy, any endorsements, all Riders, and all additional Policy information sections (specification pages) added to the Policy.

NOTIFICATION AND CLAIMS PROCEDURES

     Any election, designation, change, assignment, or request made by the Policy Owner must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the Policy be returned for any Policy change or upon its surrender.

     In the event of an Insured's death while the Policy is in force notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of Age and a certified copy of a death certificate. The Company may also require the Beneficiary and the Insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the Insured, including but not limited to medical records of physicians and hospitals used by the Insured.

PAYMENTS

     The Company will pay death benefit proceeds, the Cash Value on surrender, Partial Surrenders and loan proceeds based on allocations made to the Subaccounts, and will effect a transfer between Subaccounts or from the Variable Account to the Guaranteed Interest Account within seven days after the Company receives all the information needed to process a payment.

     However, the Company can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Subaccounts if:

          The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

          An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets.

PAYMENT PLAN/SETTLEMENT PROVISIONS

     Maturity or surrender benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured, and death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the Beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the Policy, but current rates that are lower (i.e., providing greater income) may be established by the Company from time to time. This benefit is not available if the income would be less than $25 a month or if the proceeds are less than $1,000. Maturity or surrender benefits or death benefit proceeds may be used to purchase any other payment plan that the Company makes available at that time.

PAYMENT IN CASE OF SUICIDE

     If the Insured dies by suicide, while sane or insane, within two years from the Policy Date or Reinstatement Date, the Company will limit the death benefit proceeds to the premium payments less any Partial Surrender amounts (and their fees) and less any Outstanding Debt. If an Insured dies by suicide, while sane or insane, within two years of the effective date of any increase in the Specified Amount, the Company will refund the cost of insurance charges made with respect to such increase.

ASSIGNMENT

     The Policy Owner may assign a Policy as collateral security for a loan or other obligation. No assignment will bind the Company unless the original, or a copy, is received at the Company's Administrative Office, and it will be effective only when recorded by the Company. An assignment does not change the ownership of the Policy. However, after an assignment, the rights of any Policy Owner or Beneficiary will be subject to the assignment. The entire Policy, including any attached payment option or Rider, will be subject to the assignment. The Company will rely solely on the assignee's statement as to the amount of the assignee's interest. The Company will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this Policy grants except (a) the right to change the Policy Owner or Beneficiary; and (b) the right to elect a payment option. Assignment of a Policy that is a modified endowment contract may generate taxable income. (See "Federal Income Tax Considerations", page 37.)

ERRORS ON THE APPLICATION

     If the Age or gender of the Insured has been misstated, the death benefit under this Policy will be the greater of that which would be purchased by the most recent cost of insurance charge at the correct Age and gender, or the death benefit derived by multiplying the Fund Value by the death benefit percentage for the correct Age and gender. If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of gender. See "Cost of Insurance", page 32.

INCONTESTABILITY

     The Company may contest the validity of this Policy if any material misstatements are made in the application. However, the Policy will be incontestable as follows: the initial Specified Amount cannot be contested after the Policy has been in force during the Insured's lifetime for two years from the Policy Date; and an increase in the Specified Amount or any reinstatement cannot be contested after the increase or the reinstated policy has been in force during an Insured's lifetime for two years from its effective date.

POLICY ILLUSTRATIONS

     Upon request, the Company will send the Policy Owner an illustration of future benefits under the Policy based on both guaranteed and current cost assumptions.

DISTRIBUTION OF THE POLICY

     MONY Securities Corp. ("MSC"), a wholly owned subsidiary of Mutual of New York, is principal underwriter (distributor) of the Policies. MSC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The Policies may also be sold through other broker/dealers authorized by MSC and applicable law to do so.

     Except where MSC has authorized other broker/dealers to sell the Policies (as described in the preceding paragraph), compensation payable for the sale of the Policies will be based upon the following schedule. After issue of the Contract, commissions will equal at most 50 percent of premiums paid up to a maximum amount. Thereafter, commissions will equal at most 3.0 percent of any additional premiums plus, on the sixth and each succeeding quarterly Anniversary for so long as the Policy shall remain in force, an annualized rate of 0.15 percent of the Fund Value of the Policy. Upon any subsequent increase in Specified Amount, commissions will equal at most 50 percent of premiums paid on or after the increase up to a maximum amount. Thereafter, commissions will return to no more than the 3.0 percent level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

     In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive noncash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

                             MORE ABOUT THE COMPANY

MANAGEMENT

     The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company of America is 1740 Broadway, New York, New York 10019.

     Current Officers and Directors of MONY America are:

                     NAME                         POSITION AND OFFICES WITH DEPOSITOR
                     ----                         -----------------------------------
Michael I. Roth................................  Director, Chairman and Chief Executive
                                                   Officer
Samuel J. Foti.................................  Director, President and Chief
                                                 Operating Officer
Kenneth M. Levine..............................  Director and Executive Vice President
Richard E. Connors.............................  Director
Richard Daddario...............................  Director, Vice President, and
                                                 Controller
Phillip A. Eisenberg...........................  Director, Vice President and Actuary
Margaret G. Gale...............................  Director, Vice President
Stephen J. Hall................................  Director
Charles P. Leone...............................  Director, Vice President and Chief
                                                   Corporate Compliance Officer
Sam Chiodo.....................................  Vice President
Edward E. Hill.................................  Vice President -- Chief Compliance
                                                   Officer
William D. Goodwin.............................  Vice President
Evelyn L. Peos.................................  Vice President
Michael Slipowitz..............................  Vice President
David S. Waldman...............................  Secretary
David V. Weigel................................  Treasurer

     No officer or director listed above receives any compensation from the Variable Account. No separately allocable compensation has been paid by the Company or any of its affiliates to any person listed for services rendered to the Account.

STATE REGULATION

     The Company is subject to the laws of the state of Arizona governing insurance companies and to regulation by the Commissioner of Insurance of Arizona. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Arizona and with regulatory authorities of other states on or before March 1st in each year. This statement covers the operations of the Company for the preceding year and its financial condition as of December 31st of that year. The Company's affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of Company's operations at periodic intervals.

TELEPHONE TRANSFER PRIVILEGES


     A Policy Owner may request a transfer of Fund Value or change allocation instructions for future premiums by telephone if an authorization for telephone transfer form has been completed, signed, and received at the Company's Syracuse Operations Center. All or part of any telephone conversation with respect to transfer and allocation instructions may be recorded by the Company. Telephone instructions received by the Company by 4:00 p.m. Eastern time on any Valuation Date will be effected as of the end of that Valuation Date in accordance with the Policy Owner's instructions, subject to the limitations stated in this prospectus (presuming that the Right to Return Policy Period has expired). The Company reserves the right to deny any telephone transfer or allocation request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), Policy Owners might not be able to request transfers by telephone and would have to submit written requests. Telephone transfer and allocation instructions will only be accepted if complete and correct.

     The Company has adopted guidelines relating to telephone transfers and allocation instructions that, among other things, outlines procedures to be followed which are designed, and which the Company believes are reasonable, to prevent unauthorized instructions. If these procedures are followed, the Company shall not be liable for, and the Policy Owner will therefore bear the entire risk of, any loss as a result of the Company's following telephone instructions in the event that such instructions prove to be fraudulent. A copy of the guidelines and the Company's form for electing telephone transfer privileges is available from licensed agents of the Company who are also registered representatives of MSC or by calling 1-800-487-6669. The Company's form must be signed and received at the Company's Syracuse Operations Center before telephone transfers will be accepted.

LEGAL PROCEEDINGS

     There are no legal proceedings pending to which the Variable Account is a party, or which would materially affect the Variable Account.

LEGAL MATTERS

     Legal matters in connection with the issue and sale of the Policies described in this Prospectus and the organization of the Company, its authority to issue the Policies under Arizona law, and the validity of the forms of the Policies under Arizona law have been passed on by the Vice President and Deputy General Counsel of the Mutual of New York.

     Legal matters relating to the federal securities and federal income tax laws have been passed upon by Edward P. Bank, Vice President and Deputy General Counsel of Mutual of New York.

EXPERTS


     Actuarial matters included in this Prospectus have been examined by Evelyn
L. Peos, FSA, Vice President of the Company, whose opinion is filed as an exhibit to the Registration Statement.


REGISTRATION STATEMENT

     A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

INDEPENDENT ACCOUNTANTS


     The audited financial statements for the Variable Account and for the Company included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports hereon, and are included in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1301 Avenue of the Americas, New York, New York, 10019.


FINANCIAL STATEMENTS


     The audited financial statements for the Variable Account are set forth herein, starting on page F-2. The audited financial statements of the Company are set forth herein, starting on page F-24.

     The financial statements of the Variable Account and of the Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

             FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
With respect to MONY America Variable Account L:
  Report of Independent Accountants.........................  F-2
  Statements of assets and liabilities as of December 31,
     1997...................................................  F-3
  Statements of operations for the year ended December 31,
     1997...................................................  F-5
  Statements of changes in net assets for the years ended
     December 31, 1997 and 1996.............................  F-7
  Notes to financial statements.............................  F-10
  Statement of assets and liabilities as of June 30, 1998
     (unaudited)............................................  F-12
  Statements of operations for the six months ended June 30,
     1998 (unaudited).......................................  F-14
  Statements of changes in net assets for the six months
     ended June 30, 1998 (unaudited) and for the year ended
     December 31, 1997).....................................  F-16
  Notes to financial statements.............................  F-19
With respect to MONY Life Insurance Company of America:
  Report of Independent Accountants.........................  F-23
  Statements of admitted assets, liabilities, capital and
     surplus as of December 31, 1997 and 1996...............  F-24
  Statements of operations for the years ended December 31,
     1997 and 1996..........................................  F-25
  Statements of capital and surplus for the years ended
     December 31, 1997 and 1996.............................  F-26
  Statements of cash flows for the years ended December 31,
     1997 and 1996..........................................  F-27
  Notes to financial statements.............................  F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L -- Variable Life/Variable Universal Life:

     We have audited the accompanying statements of assets and liabilities of MONY America Variable Account L -- Variable Life/Variable Universal Life (comprising, respectively, the Variable Life's Equity Growth, Equity Income, Intermediate Term Bond, Long Term Bond, Diversified and Money Market Subaccounts and the Variable Universal Life's Intermediate Term Bond, Long Term Bond, Government Securities, Money Market, Equity, Small Cap, Managed, International Growth and High Yield Bond Subaccounts) as of December 31, 1997, the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of MONY America's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting MONY America Variable Account L -- Variable Life/Variable Universal Life as of December 31, 1997, the results of their operations and the changes in their net assets for each of the periods referred to above, in conformity with generally accepted accounting principles.

                                                  COOPERS & LYBRAND L.L.P.

New York, New York
February 11, 1998

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1997

                                                                   VARIABLE LIFE
                                   ------------------------------------------------------------------------------
                                     EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                     GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                   ----------   ----------   ------------   ----------   -----------   ----------
             ASSETS
Investments at cost (Note 4).....  $ 546,247    $ 487,414     $ 148,164     $  63,055    $  806,595    $  75,563
                                   =========    =========     =========     =========    ==========    =========
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2).............................  $ 798,134    $ 705,660     $ 156,537     $  71,555    $1,111,163    $  75,563
Amount due from MONY Series Fund,
  Inc. ..........................          9            9             0             0            26            0
                                   ---------    ---------     ---------     ---------    ----------    ---------
          Total assets...........    798,143      705,669       156,537        71,555     1,111,189       75,563
                                   ---------    ---------     ---------     ---------    ----------    ---------
           LIABILITIES
Amount due to MONY America.......          9            9             0             0            26            0
                                   ---------    ---------     ---------     ---------    ----------    ---------
Net assets.......................  $ 798,134    $ 705,660     $ 156,537     $  71,555    $1,111,163    $  75,563
                                   =========    =========     =========     =========    ==========    =========
Net assets consist of:
  Contractholders' net
     payments....................  $ 537,453    $ 445,418     $ 192,229     $ 108,555    $  933,695    $ 198,422
  Cost of insurance withdrawals
     (Note 3)....................   (383,528)    (486,949)     (201,904)     (156,404)     (916,797)    (200,035)
  Undistributed net investment
     income......................    168,021      327,758       163,834       100,095       533,506       77,176
  Accumulated net realized gain
     (loss) on investments.......    224,301      201,187        (5,995)       10,809       256,191            0
  Unrealized appreciation of
     investments.................    251,887      218,246         8,373         8,500       304,568            0
                                   ---------    ---------     ---------     ---------    ----------    ---------
Net assets.......................  $ 798,134    $ 705,660     $ 156,537     $  71,555    $1,111,163    $  75,563
                                   =========    =========     =========     =========    ==========    =========
Number of units outstanding* ....     14,506       12,292         6,639         2,334        28,291        4,207
                                   ---------    ---------     ---------     ---------    ----------    ---------
Net asset value per unit
  outstanding* ..................  $   55.02    $   57.41     $   23.58     $   30.65    $    39.28    $   17.96
                                   =========    =========     =========     =========    ==========    =========

---------------
* Units outstanding have been rounded for presentation purposes.

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

                               DECEMBER 31, 1997

                                                                       VARIABLE UNIVERSAL LIFE
                                    ----------------------------------------------------------------------------------------------
                                    INTERMEDIATE   LONG TERM    GOVERNMENT     MONEY
                                     TERM BOND        BOND      SECURITIES     MARKET       EQUITY       SMALL CAP      MANAGED
                                     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                    ------------   ----------   ----------   ----------   -----------   -----------   ------------
              ASSETS
Investments at cost (Note 4)......    $229,105     $ 870,461     $482,067    $3,698,674   $15,117,468   $ 7,542,179   $ 54,701,619
                                      ========     =========     ========    ==========   ===========   ===========   ============
Investments in Enterprise
  Accumulation Trust at net asset
  value (Note 2)..................    $      0     $       0     $      0    $       0    $16,482,798   $ 8,184,725   $ 60,069,001
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2)..............................     234,365       948,462      498,405    3,698,674              0             0              0
Amount due from Enterprise
  Accumulation Trust..............           0             0            0            0          3,531           859          9,107
Amount due from MONY America......          48           418          202       80,882         25,829         2,025         37,486
Amount due from MONY Series Fund,
  Inc.............................          11           130           41       11,681              0             0              0
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
        Total assets..............     234,424       949,010      498,648    3,791,237     16,512,158     8,187,609     60,115,594
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
           LIABILITIES
Amount due to Enterprise
  Accumulation Trust..............           0             0            0            0         25,829         2,025         37,486
Amount due to MONY America........          11           130           41       11,681          3,531           859          9,107
Amount due to MONY Series Fund,
  Inc.............................          48           418          202       80,882              0             0              0
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
        Total liabilities.........          59           548          243       92,563         29,360         2,884         46,593
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
Net assets........................    $234,365     $ 948,462     $498,405    $3,698,674   $16,482,798   $ 8,184,725   $ 60,069,001
                                      ========     =========     ========    ==========   ===========   ===========   ============
Net assets consist of:
  Contractholders' net
    payments......................    $265,298     $ 982,905     $552,598    $4,020,118   $16,582,774   $ 7,692,676   $ 58,710,094
  Cost of insurance withdrawals
    (Note 3)......................     (43,218)     (167,996)     (91,027)     (544,035)   (2,948,581)   (1,239,409)   (10,471,466)
  Undistributed net investment
    income........................       6,097        47,307       14,524       222,591       538,907       705,833      2,719,621
  Accumulated net realized gain on
    investments...................         928         8,245        5,972             0       944,368       383,079      3,743,370
  Unrealized appreciation
    (depreciation) of
    investments...................       5,260        78,001       16,338             0     1,365,330       642,546      5,367,382
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
Net assets........................    $234,365     $ 948,462     $498,405    $3,698,674   $16,482,798   $ 8,184,725   $ 60,069,001
                                      ========     =========     ========    ==========   ===========   ===========   ============
Number of units outstanding* .....      19,650        69,779       42,420       325,979       821,090       449,403      2,954,670
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
Net asset value per unit
  outstanding* ...................    $  11.93     $   13.59     $  11.75    $    11.35   $     20.07   $     18.21   $      20.33
                                      ========     =========     ========    ==========   ===========   ===========   ============

                                     VARIABLE UNIVERSAL LIFE
                                    --------------------------
                                    INTERNATIONAL   HIGH YIELD
                                       GROWTH          BOND
                                     SUBACCOUNT     SUBACCOUNT
                                    -------------   ----------
              ASSETS
Investments at cost (Note 4)......   $4,186,777     $1,900,963
                                     ==========     ==========
Investments in Enterprise
  Accumulation Trust at net asset
  value (Note 2)..................   $4,079,254     $1,939,719
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2)..............................            0              0
Amount due from Enterprise
  Accumulation Trust..............          308            240
Amount due from MONY America......          214             71
Amount due from MONY Series Fund,
  Inc.............................            0              0
                                     ----------     ----------
        Total assets..............    4,079,776      1,940,030
                                     ----------     ----------
           LIABILITIES
Amount due to Enterprise
  Accumulation Trust..............          214             71
Amount due to MONY America........          308            240
Amount due to MONY Series Fund,
  Inc.............................            0              0
                                     ----------     ----------
        Total liabilities.........          522            311
                                     ----------     ----------
Net assets........................   $4,079,254     $1,939,719
                                     ==========     ==========
Net assets consist of:
  Contractholders' net
    payments......................   $4,679,851     $2,041,929
  Cost of insurance withdrawals
    (Note 3)......................     (773,836)      (338,204)
  Undistributed net investment
    income........................      115,713        160,937
  Accumulated net realized gain on
    investments...................      165,049         36,301
  Unrealized appreciation
    (depreciation) of
    investments...................     (107,523)        38,756
                                     ----------     ----------
Net assets........................   $4,079,254     $1,939,719
                                     ==========     ==========
Number of units outstanding* .....      290,466        138,275
                                     ----------     ----------
Net asset value per unit
  outstanding* ...................   $    14.04     $    14.03
                                     ==========     ==========

---------------
* Units outstanding have been rounded for presentation purposes.
                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                            STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                     VARIABLE LIFE
                                     ------------------------------------------------------------------------------
                                       EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                       GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                     ----------   ----------   ------------   ----------   -----------   ----------
Dividend income....................   $ 57,504    $  80,960      $ 10,378      $  5,654     $  84,416     $  4,176
Mortality and expense risk charges
  (Note 3).........................     (4,464)      (4,333)       (1,004)         (507)       (6,671)        (487)
                                      --------    ---------      --------      --------     ---------     --------
Net investment income..............     53,040       76,627         9,374         5,147        77,745        3,689
                                      --------    ---------      --------      --------     ---------     --------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales..............     87,998      205,963        55,717        38,794       311,417       32,317
  Cost of shares sold..............    (54,391)    (121,259)      (54,045)      (35,014)     (211,325)     (32,317)
                                      --------    ---------      --------      --------     ---------     --------
Net realized gain on investments...     33,607       84,704         1,672         3,780       100,092            0
Net increase in unrealized
  appreciation of investments......    101,936       32,332           288           649        59,772            0
                                      --------    ---------      --------      --------     ---------     --------
Net realized and unrealized gain on
  investments......................    135,543      117,036         1,960         4,429       159,864            0
                                      --------    ---------      --------      --------     ---------     --------
Net increase in net assets
  resulting from operations........   $188,583    $ 193,663      $ 11,334      $  9,576     $ 237,609     $  3,689
                                      ========    =========      ========      ========     =========     ========

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF OPERATIONS (CONTINUED)

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                        VARIABLE UNIVERSAL LIFE
                                    -----------------------------------------------------------------------------------------------
                                    INTERMEDIATE   LONG TERM    GOVERNMENT      MONEY
                                     TERM BOND        BOND      SECURITIES      MARKET        EQUITY       SMALL CAP      MANAGED
                                     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                    ------------   ----------   ----------   ------------   -----------   -----------   -----------
Dividend income..................     $  6,095     $  42,293    $  14,009    $    135,531   $   544,698   $   694,933   $ 2,719,101
Mortality and expense risk
  charges (Note 3)...............       (1,008)       (5,751)      (2,949)        (19,730)      (77,153)      (34,486)     (318,312)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net investment income............        5,087        36,542       11,060         115,801       467,545       660,447     2,400,789
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales............       52,711       292,029      143,307      24,713,256     3,327,872     1,503,358    11,923,853
  Cost of shares sold............      (51,442)     (285,745)    (138,374)    (24,713,256)   (2,581,752)   (1,160,613)   (9,087,421)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net realized gain on
  investments....................        1,269         6,284        4,933               0       746,120       342,745     2,836,432
Net increase (decrease) in
  unrealized appreciation of
  investments....................        3,027        56,115        9,241               0       984,236       568,217     3,108,829
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net realized and unrealized gain
  (loss) on investments..........        4,296        62,399       14,174               0     1,730,356       910,962     5,945,261
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net increase in net assets
  resulting from operations......     $  9,383     $  98,941    $  25,234    $    115,801   $ 2,197,901   $ 1,571,409   $ 8,346,050
                                      ========     =========    =========    ============   ===========   ===========   ===========

                                    VARIABLE UNIVERSAL LIFE
                                   --------------------------
                                   INTERNATIONAL   HIGH YIELD
                                      GROWTH          BOND
                                    SUBACCOUNT     SUBACCOUNT
                                   -------------   ----------
Dividend income..................   $  120,361     $ 121,077
Mortality and expense risk
  charges (Note 3)...............      (21,528)       (9,887)
                                    ----------     ---------
Net investment income............       98,833       111,190
                                    ----------     ---------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales............    1,007,459       636,523
  Cost of shares sold............     (871,948)     (600,592)
                                    ----------     ---------
Net realized gain on
  investments....................      135,511        35,931
Net increase (decrease) in
  unrealized appreciation of
  investments....................     (204,105)       12,532
                                    ----------     ---------
Net realized and unrealized gain
  (loss) on investments..........      (68,594)       48,463
                                    ----------     ---------
Net increase in net assets
  resulting from operations......   $   30,239     $ 159,653
                                    ==========     =========

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF CHANGES IN NET ASSETS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                                               VARIABLE LIFE
                                           --------------------------------------------------------------------------------------
                                              EQUITY GROWTH         EQUITY INCOME        INTERMEDIATE TERM         LONG TERM
                                               SUBACCOUNT             SUBACCOUNT          BOND SUBACCOUNT       BOND SUBACCOUNT
                                           -------------------   --------------------   -------------------   -------------------
                                             1997       1996       1997        1996       1997       1996       1997       1996
                                           --------   --------   ---------   --------   --------   --------   --------   --------
From operations:
  Net investment income (loss)...........  $ 53,040   $ (3,666)  $  76,627   $ (2,649)  $  9,374   $ (1,063)  $  5,147   $   (582)
  Net realized gain on investments.......    33,607     22,971      84,704     35,481      1,672        665      3,780      1,989
  Net increase (decrease) in unrealized
    appreciation of investments..........   101,936     92,373      32,332     80,163        288      5,698        649     (2,681)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Net increase (decrease) in net assets
  resulting from operations..............   188,583    111,678     193,663    112,995     11,334      5,300      9,576     (1,274)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
From unit transactions:
  Net proceeds from the issuance of
    units................................    35,646     46,370      39,172     38,780      8,194     12,039      4,547      5,926
  Net asset value of units redeemed or
    used to meet contract obligations....   (59,621)   (75,563)   (193,625)   (90,508)   (40,032)   (23,076)   (37,821)   (15,517)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Net decrease from unit transactions......   (23,975)   (29,193)   (154,453)   (51,728)   (31,838)   (11,037)   (33,274)    (9,591)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Net increase (decrease) in net assets....   164,608     82,485      39,210     61,267    (20,504)    (5,737)   (23,698)   (10,865)
Net assets beginning of year.............   633,526    551,041     666,450    605,183    177,041    182,778     95,253    106,118
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Net assets end of year*..................  $798,134   $633,526   $ 705,660   $666,450   $156,537   $177,041   $ 71,555   $ 95,253
                                           ========   ========   =========   ========   ========   ========   ========   ========
Units outstanding beginning of year......    14,958     15,643      15,149     16,377      8,041      8,556      3,504      3,869
Units issued during the year.............       747      1,232         783      1,004        362        562        165        226
Units redeemed during the year...........    (1,199)    (1,917)     (3,640)    (2,232)    (1,764)    (1,077)    (1,335)      (591)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Units outstanding end of year............    14,506     14,958      12,292     15,149      6,639      8,041      2,334      3,504
                                           ========   ========   =========   ========   ========   ========   ========   ========

---------------
* Includes undistributed net investment
  income of:                               $168,021   $114,981   $ 327,758   $251,131   $163,834   $154,460   $100,095   $ 94,948

                                                           VARIABLE LIFE
                                           ---------------------------------------------
                                                 DIVERSIFIED            MONEY MARKET
                                                 SUBACCOUNT              SUBACCOUNT
                                           -----------------------   -------------------
                                              1997         1996        1997       1996
                                           ----------   ----------   --------   --------
From operations:
  Net investment income (loss)...........  $   77,745   $   (6,210)  $  3,689   $  3,835
  Net realized gain on investments.......     100,092       29,580          0          0
  Net increase (decrease) in unrealized
    appreciation of investments..........      59,772      110,202          0          0
                                           ----------   ----------   --------   --------
Net increase (decrease) in net assets
  resulting from operations..............     237,609      133,572      3,689      3,835
                                           ----------   ----------   --------   --------
From unit transactions:
  Net proceeds from the issuance of
    units................................      77,730       85,626      6,471      9,558
  Net asset value of units redeemed or
    used to meet contract obligations....    (287,917)    (124,946)   (19,886)   (18,398)
                                           ----------   ----------   --------   --------
Net decrease from unit transactions......    (210,187)     (39,320)   (13,415)    (8,840)
                                           ----------   ----------   --------   --------
Net increase (decrease) in net assets....      27,422       94,252     (9,726)    (5,005)
Net assets beginning of year.............   1,083,741      989,489     85,289     90,294
                                           ----------   ----------   --------   --------
Net assets end of year*..................  $1,111,163   $1,083,741   $ 75,563   $ 85,289
                                           ==========   ==========   ========   ========
Units outstanding beginning of year......      34,279       35,607      4,970      5,499
Units issued during the year.............       2,219        2,942        368        570
Units redeemed during the year...........      (8,207)      (4,270)    (1,131)    (1,099)
                                           ----------   ----------   --------   --------
Units outstanding end of year............      28,291       34,279      4,207      4,970
                                           ==========   ==========   ========   ========
---------------
* Includes undistributed net investment
  income of:                               $  533,506   $  455,761   $ 77,176   $ 73,487

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                        FOR THE YEARS ENDED DECEMBER 31,

                                                                      VARIABLE UNIVERSAL LIFE
                                  -----------------------------------------------------------------------------------------------
                                   INTERMEDIATE TERM         LONG TERM              GOVERNMENT                   MONEY
                                         BOND                   BOND                SECURITIES                  MARKET
                                      SUBACCOUNT             SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                  -------------------   --------------------   --------------------   ---------------------------
                                    1997       1996       1997        1996       1997        1996         1997           1996
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
From operations:
  Net investment income
    (loss)......................  $  5,087   $   (404)  $  36,542   $ (3,193)  $  11,060   $ (1,630)  $    115,801   $     86,414
  Net realized gain (loss) on
    investments.................     1,269       (715)      6,284        795       4,933        906              0              0
  Net increase in unrealized
    appreciation of
    investments.................     3,027      3,148      56,115     13,609       9,241      7,805              0              0
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Net increase in net assets
  resulting from operations.....     9,383      2,029      98,941     11,211      25,234      7,081        115,801         86,414
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
From unit transactions:
  Net proceeds from the issuance
    of units....................   172,340     82,991     471,749    425,430     288,293    149,977     20,219,389     15,675,163
  Net asset value of units
    redeemed or used to meet
    contract obligations........   (38,182)   (20,916)   (236,759)   (91,922)   (107,779)   (35,779)   (20,985,756)   (13,113,154)
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Net increase (decrease) from
  unit transactions.............   134,158     62,075     234,990    333,508     180,514    114,198       (766,367)     2,562,009
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Net increase (decrease) in net
  assets........................   143,541     64,104     333,931    344,719     205,748    121,279       (650,566)     2,648,423
Net assets beginning of year....    90,824     26,720     614,531    269,812     292,657    171,378      4,349,240      1,700,817
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Net assets end of year*.........  $234,365   $ 90,824   $ 948,462   $614,531   $ 498,405   $292,657   $  3,698,674   $  4,349,240
                                  ========   ========   =========   ========   =========   ========   ============   ============
Units outstanding beginning of
  year..........................     8,138      2,464      50,910     22,127      26,498     15,959        400,565        163,465
Units issued during the year....    14,831      7,592      37,613     36,743      25,322     13,851      1,818,649      1,469,700
Units redeemed during the
  year..........................    (3,319)    (1,918)    (18,744)    (7,960)     (9,400)    (3,312)    (1,893,235)    (1,232,600)
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Units outstanding end of year...    19,650      8,138      69,779     50,910      42,420     26,498        325,979        400,565
                                  ========   ========   =========   ========   =========   ========   ============   ============
---------------
* Includes undistributed net
  investment income of:           $  6,097   $  1,010   $  47,307   $ 10,765   $  14,524   $  3,464   $    222,591   $    106,790

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                        FOR THE YEARS ENDED DECEMBER 31,

                                                             VARIABLE UNIVERSAL LIFE (CONTINUED)
                                       -------------------------------------------------------------------------------

                                                EQUITY                   SMALL CAP                    MANAGED
                                              SUBACCOUNT                 SUBACCOUNT                 SUBACCOUNT
                                       ------------------------   ------------------------   -------------------------
                                          1997          1996         1997          1996         1997          1996
                                       -----------   ----------   -----------   ----------   -----------   -----------
From operations:
  Net investment income (loss).......  $   467,545   $   46,194   $   660,447   $   28,953   $ 2,400,789   $   134,759
  Net realized gain on investments...      746,120      174,857       342,745       30,574     2,836,432       783,666
  Net increase (decrease) in
    unrealized appreciation of
    investments......................      984,236      357,881       568,217       78,392     3,108,829     2,166,435
                                       -----------   ----------   -----------   ----------   -----------   -----------
Net increase in net assets resulting
  from operations....................    2,197,901      578,932     1,571,409      137,919     8,346,050     3,084,860
                                       -----------   ----------   -----------   ----------   -----------   -----------
From unit transactions:
  Net proceeds from the issuance
    of units.........................   11,812,002    4,459,200     5,248,401    2,152,749    36,238,986    20,620,582
  Net asset value of units redeemed
    or used to meet contract
    obligations......................   (2,656,849)    (952,864)   (1,072,152)    (454,428)   (9,726,108)   (4,735,332)
                                       -----------   ----------   -----------   ----------   -----------   -----------
Net increase from unit
  transactions.......................    9,155,153    3,506,336     4,176,249    1,698,321    26,512,878    15,885,250
                                       -----------   ----------   -----------   ----------   -----------   -----------
Net increase in net assets...........   11,353,054    4,085,268     5,747,658    1,836,240    34,858,928    18,970,110
Net assets beginning of year.........    5,129,744    1,044,476     2,437,067      600,827    25,210,073     6,239,963
                                       -----------   ----------   -----------   ----------   -----------   -----------
Net assets end of year*..............  $16,482,798   $5,129,744   $ 8,184,725   $2,437,067   $60,069,001   $25,210,073
                                       ===========   ==========   ===========   ==========   ===========   ===========
Units outstanding beginning of
  year...............................      319,002       80,766       191,743       52,194     1,532,486       465,095
Units issued during the year.........      647,931      303,412       326,703      176,984     1,945,611     1,382,408
Units redeemed during the year.......     (145,843)     (65,176)      (69,043)     (37,435)     (523,427)     (315,017)
                                       -----------   ----------   -----------   ----------   -----------   -----------
Units outstanding end of year........      821,090      319,002       449,403      191,743     2,954,670     1,532,486
                                       ===========   ==========   ===========   ==========   ===========   ===========
---------------
* Includes undistributed net
  investment income of:                $   538,907   $   71,362   $   705,833   $   45,386   $ 2,719,621   $   318,832

                                             VARIABLE UNIVERSAL LIFE (CONTINUED)
                                       ------------------------------------------------
                                            INTERNATIONAL              HIGH YIELD
                                               GROWTH                     BOND
                                             SUBACCOUNT                SUBACCOUNT
                                       -----------------------   ----------------------
                                          1997         1996         1997        1996
                                       ----------   ----------   ----------   ---------
From operations:
  Net investment income (loss).......  $   98,833   $   (1,058)  $  111,190   $  42,346
  Net realized gain on investments...     135,511       23,372       35,931         180
  Net increase (decrease) in
    unrealized appreciation of
    investments......................    (204,105)      96,691       12,532      25,863
                                       ----------   ----------   ----------   ---------
Net increase in net assets resulting
  from operations....................      30,239      119,005      159,653      68,389
                                       ----------   ----------   ----------   ---------
From unit transactions:
  Net proceeds from the issuance
    of units.........................   3,034,936    1,524,746    1,268,282     535,643
  Net asset value of units redeemed
    or used to meet contract
    obligations......................    (717,365)    (291,724)    (319,664)   (125,293)
                                       ----------   ----------   ----------   ---------
Net increase from unit
  transactions.......................   2,317,571    1,233,022      948,618     410,350
                                       ----------   ----------   ----------   ---------
Net increase in net assets...........   2,347,810    1,352,027    1,108,271     478,739
Net assets beginning of year.........   1,731,444      379,417      831,448     352,709
                                       ----------   ----------   ----------   ---------
Net assets end of year*..............  $4,079,254   $1,731,444   $1,939,719   $ 831,448
                                       ==========   ==========   ==========   =========
Units outstanding beginning of
  year...............................     128,820       31,566       66,709      31,730
Units issued during the year.........     211,751      120,205       95,695      45,756
Units redeemed during the year.......     (50,105)     (22,951)     (24,129)    (10,777)
                                       ----------   ----------   ----------   ---------
Units outstanding end of year........     290,466      128,820      138,275      66,709
                                       ==========   ==========   ==========   =========
---------------
* Includes undistributed net
  investment income of:                $  115,713   $   16,880   $  160,937   $  49,747

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

     The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life Insurance (Strategist), Variable Universal Life (MONYEquity Master) and Corporate Sponsored Variable Life Insurance policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"). For presentation purposes, the information related to the Variable Life and Variable Universal Life Insurance policies are presented here.

     There are currently six Variable Life Subaccounts and nine Variable Universal Life Subaccounts within the Variable Account, each invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund") or the Enterprise Accumulation Trust ("Enterprise") (collectively, the "Funds"). The subaccounts of the Variable Universal Life commenced operations during 1995. The Funds are registered under the 1940 Act as open end, diversified, management investment companies.

     A full presentation of the related financial statements and footnotes of the Fund and Enterprise are contained on pages 68 to 102 and 105 to 142, respectively, and should be read in conjunction with these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

  Investment:

     The investment in shares of each of the respective portfolios is stated at value which is the net asset values of the Funds. Except for the Money Market Portfolios, net asset values are based upon market quotations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolios, the net asset values are based on amortized cost of the securities held which approximates value.

  Taxes:

     MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

3. RELATED PARTY TRANSACTIONS

     MONY America is the legal owner of the assets held by the Variable Account.

     Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

     The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders are deducted on each monthly date from the cash value of the contract to compensate MONY America. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the Variable Life and Variable Universal Subaccounts for 1997 aggregated $10,793,622.

     MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of .60 percent (for the Variable Life Subaccounts) and .75 percent (for the Variable

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. RELATED PARTY TRANSACTIONS (CONTINUED)
Universal Life Subaccounts) of aggregate average daily net assets. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

     Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.

4. INVESTMENTS

     Investments in Variable Life at cost, at December 31, 1997 consist of the following:

                                                           MONY SERIES FUND, INC.
                                 --------------------------------------------------------------------------
                                  EQUITY      EQUITY     INTERMEDIATE   LONG TERM                   MONEY
                                  GROWTH      INCOME      TERM BOND       BOND      DIVERSIFIED    MARKET
                                 PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                 ---------   ---------   ------------   ---------   -----------   ---------
Shares beginning of year:
  Shares.......................    20,860       28,432       16,153        7,418        60,241      85,289
  Amount.......................  $483,575    $ 480,537     $168,956     $ 87,403     $ 838,945    $ 85,289
                                 --------    ---------     --------     --------     ---------    --------
Shares acquired:
  Shares.......................     1,812        1,865        2,121          395         4,933      18,415
  Amount.......................  $ 59,559    $  47,176     $ 22,875     $  5,012     $  94,559    $ 18,415
Shares received for
  reinvestment of dividends:
  Shares.......................     2,038        3,766        1,007          483         5,055       4,176
  Amount.......................  $ 57,504    $  80,960     $ 10,378     $  5,654     $  84,416    $  4,176
Shares redeemed:
  Shares.......................    (2,589)      (8,024)      (5,204)      (3,051)      (16,315)    (32,317)
  Amount.......................  $(54,391)   $(121,259)    $(54,045)    $(35,014)    $(211,325)   $(32,317)
                                 --------    ---------     --------     --------     ---------    --------
Net change:
  Shares.......................     1,261       (2,393)      (2,076)      (2,173)       (6,327)     (9,726)
  Amount.......................  $ 62,672    $   6,877     $(20,792)    $(24,348)    $ (32,350)   $ (9,726)
                                 --------    ---------     --------     --------     ---------    --------
Shares end of year:
  Shares.......................    22,121       26,039       14,077        5,245        53,914      75,563
  Amount.......................  $546,247    $ 487,414     $148,164     $ 63,055     $ 806,595    $ 75,563
                                 ========    =========     ========     ========     =========    ========

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. INVESTMENTS (CONTINUED)
     Investments in Variable Universal Life at cost, at December 31, 1997 consist of the following:

                                      MONY SERIES FUND, INC.
                       ----------------------------------------------------
                       INTERMEDIATE   LONG TERM   GOVERNMENT      MONEY
                        TERM BOND       BOND      SECURITIES      MARKET
                        PORTFOLIO     PORTFOLIO   PORTFOLIO     PORTFOLIO
                       ------------   ---------   ----------   ------------
Shares beginning of
  year:
  Shares.............       8,287        47,861      27,661       4,349,240
  Amount.............    $ 88,592     $ 592,645   $ 285,560    $  4,349,240
                         --------     ---------   ---------    ------------
Shares acquired:
  Shares.............      17,072        40,961      30,184      23,927,159
  Amount.............    $185,860     $ 521,268   $ 320,872    $ 23,927,159
Shares received for
  reinvestment of
  dividends:
  Shares.............         591         3,615       1,373         135,531
  Amount.............    $  6,095     $  42,293   $  14,009    $    135,531
Shares redeemed:
  Shares.............      (4,874)      (22,902)    (13,451)    (24,713,256)
  Amount.............    $(51,442)    $(285,745)  $(138,374)   $(24,713,256)
                         --------     ---------   ---------    ------------
Net change:
  Shares.............      12,789        21,674      18,106        (650,566)
  Amount.............    $140,513     $ 277,816   $ 196,507    $   (650,566)
                         --------     ---------   ---------    ------------
Shares end of year:
  Shares.............      21,076        69,535      45,767       3,698,674
  Amount.............    $229,105     $ 870,461   $ 482,067    $  3,698,674
                         ========     =========   =========    ============

                                          ENTERPRISE ACCUMULATION TRUST
                       --------------------------------------------------------------------
                                                                                    HIGH
                                                                 INTERNATIONAL     YIELD
                         EQUITY       SMALL CAP      MANAGED        GROWTH          BOND
                        PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                       -----------   -----------   -----------   -------------   ----------
Shares beginning of
  year:
  Shares.............      177,746       120,528       734,773       286,189        150,898
  Amount.............  $ 4,748,651   $ 2,362,738   $22,951,520    $1,634,862     $  805,224
                       -----------   -----------   -----------    ----------     ----------
Shares acquired:
  Shares.............      377,731       219,786       977,516       509,835        284,392
  Amount.............  $12,405,871   $ 5,645,121   $38,118,419    $3,303,502     $1,575,254
Shares received for
  reinvestment of
  dividends:
  Shares.............       15,523        26,027        66,677        19,476         17,799
  Amount.............  $   544,698   $   694,933   $ 2,719,101    $  120,361     $  121,077
Shares redeemed:
  Shares.............     (101,270)      (59,797)     (305,965)     (155,426)      (113,383)
  Amount.............  $(2,581,752)  $(1,160,613)  $(9,087,421)   $ (871,948)    $ (600,592)
                       -----------   -----------   -----------    ----------     ----------
Net change:
  Shares.............      291,984       186,016       738,228       373,885        188,808
  Amount.............  $10,368,817   $ 5,179,441   $31,750,099    $2,551,915     $1,095,739
                       -----------   -----------   -----------    ----------     ----------
Shares end of year:
  Shares.............      469,730       306,544     1,473,001       660,074        339,706
  Amount.............  $15,117,468   $ 7,542,179   $54,701,619    $4,186,777     $1,900,963
                       ===========   ===========   ===========    ==========     ==========

                                  MONY AMERICA


                               VARIABLE ACCOUNT L

                      STATEMENTS OF ASSETS AND LIABILITIES


                           JUNE 30, 1998 (UNAUDITED)



                                                                 VARIABLE LIFE
                                 ------------------------------------------------------------------------------
                                   EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                   GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                 SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                 ----------   ----------   ------------   ----------   -----------   ----------
            ASSETS
Investments at cost (Note 4)...  $ 690,738    $ 605,462     $ 151,450     $  61,641    $1,038,787    $  73,159
                                 =========    =========     =========     =========    ==========    =========
Investments in MONY Series
  Fund, Inc. at net asset value
  (Note 2).....................  $ 902,727    $ 758,612     $ 156,568     $  69,179    $1,198,581    $  73,159
Amount due from MONY Series
  Fund, Inc. ..................        251          532           228             0           286          136
Amount due from MONY America...        189           70             0             0           327           56
                                 ---------    ---------     ---------     ---------    ----------    ---------
          Total assets.........    903,167      759,214       156,796        69,179     1,199,194       73,351
                                 ---------    ---------     ---------     ---------    ----------    ---------
          LIABILITIES
Amount due to MONY Series Fund,
  Inc. ........................        189           70             0             0           327           56
Amount due to MONY America.....        251          532           228             0           286          136
                                 ---------    ---------     ---------     ---------    ----------    ---------
          Total liabilities....        440          602           228             0           613          192
                                 ---------    ---------     ---------     ---------    ----------    ---------
Net assets.....................  $ 902,727    $ 758,612     $ 156,568     $  69,179    $1,198,581    $  73,159
                                 =========    =========     =========     =========    ==========    =========
Net assets consist of:
  Contractholders' net
     payments..................  $ 531,146    $ 435,233     $ 187,265     $ 102,649    $  874,416    $ 194,332
  Cost of insurance withdrawals
     (Note 3)..................   (383,528)    (486,949)     (201,904)     (156,404)     (916,797)    (200,035)
  Undistributed net investment
     income....................    303,927      443,853       171,505       103,801       791,252       78,862
  Accumulated net realized gain
     (loss) on investments.....    239,193      213,325        (5,416)       11,595       289,916            0
  Unrealized appreciation of
     investments...............    211,989      153,150         5,118         7,538       159,794            0
                                 ---------    ---------     ---------     ---------    ----------    ---------
Net assets.....................  $ 902,727    $ 758,612     $ 156,568     $  69,179    $1,198,581    $  73,159
                                 =========    =========     =========     =========    ==========    =========
Number of units outstanding*...     14,392       12,131         6,432         2,145        26,889        3,982
                                 ---------    ---------     ---------     ---------    ----------    ---------
Net asset value per unit
  outstanding*.................  $   62.73    $   62.54     $   24.34     $   32.24    $    44.58    $   18.37
                                 =========    =========     =========     =========    ==========    =========



---------------


* Units outstanding have been rounded for presentation purposes.


                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L


                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)



                           JUNE 30, 1998 (UNAUDITED)


                                                                             VARIABLE UNIVERSAL LIFE
                                                 -------------------------------------------------------------------------------
                                                 INTERMEDIATE   LONG TERM    GOVERNMENT     MONEY
                                                  TERM BOND        BOND      SECURITIES     MARKET       EQUITY       SMALL CAP
                                                  SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                                 ------------   ----------   ----------   ----------   -----------   -----------
                    ASSETS
Investments at cost (Note 4)...................    $327,692     $1,117,720    $485,666    $3,314,283   $21,357,437   $12,042,034
                                                   ========     ==========    ========    ==========   ===========   ===========
Investments in Enterprise Accumulation Trust at
  net asset value (Note 2).....................    $      0     $        0    $      0    $        0   $24,287,314   $13,632,944
Investments in MONY Series Fund, Inc. at net
  asset value (Note 2).........................     327,335      1,167,798     489,467     3,314,283             0             0
Amount due from Enterprise Accumulation
  Trust........................................           0              0           0             0         4,430         2,697
Amount due from MONY America...................           0         13,886           0        30,006        26,033        20,070
Amount due from MONY Series Fund, Inc..........         712            314          54           308             0             0
                                                   --------     ----------    --------    ----------   -----------   -----------
        Total assets...........................     328,047      1,181,998     489,521     3,344,597    24,317,777    13,655,711
                                                   --------     ----------    --------    ----------   -----------   -----------
                  LIABILITIES
Amount due to Enterprise Accumulation Trust....           0              0           0             0        26,033        20,070
Amount due to MONY America.....................         712            314          54           308         4,430         2,697
Amount due to MONY Series Fund, Inc............           0         13,886           0        30,006             0             0
                                                   --------     ----------    --------    ----------   -----------   -----------
        Total liabilities......................         712         14,200          54        30,314        30,463        22,767
                                                   --------     ----------    --------    ----------   -----------   -----------
Net assets.....................................    $327,335     $1,167,798    $489,467    $3,314,283   $24,287,314   $13,632,944
                                                   ========     ==========    ========    ==========   ===========   ===========
Net assets consist of:
  Contractholders' net payments................    $349,618     $1,149,831    $532,002    $3,574,764   $22,241,943   $11,737,561
  Cost of insurance withdrawals (Note 3).......     (43,218)      (167,996)    (91,027)     (544,035)   (2,948,581)   (1,239,409)
  Undistributed net investment income..........      19,742         96,924      31,146       283,554       462,899       664,950
  Accumulated net realized gain on
    investments................................       1,550         38,961      13,545             0     1,601,176       878,932
  Unrealized appreciation (depreciation) of
    investments................................        (357)        50,078       3,801             0     2,929,877     1,590,910
                                                   --------     ----------    --------    ----------   -----------   -----------
Net assets.....................................    $327,335     $1,167,798    $489,467    $3,314,283   $24,287,314   $13,632,944
                                                   ========     ==========    ========    ==========   ===========   ===========
Number of units outstanding*...................      26,601         81,736      40,623       285,756     1,084,383       656,312
                                                   --------     ----------    --------    ----------   -----------   -----------
Net asset value per unit outstanding*..........    $  12.31     $    14.29    $  12.05    $    11.60   $     22.40   $     20.77
                                                   ========     ==========    ========    ==========   ===========   ===========

                                                          VARIABLE UNIVERSAL LIFE
                                                 -----------------------------------------
                                                                INTERNATIONAL   HIGH YIELD
                                                   MANAGED         GROWTH          BOND
                                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 ------------   -------------   ----------
                    ASSETS
Investments at cost (Note 4)...................  $ 71,066,712    $5,597,050     $2,681,287
                                                 ============    ==========     ==========
Investments in Enterprise Accumulation Trust at
  net asset value (Note 2).....................  $ 81,829,457    $5,989,695     $2,711,629
Investments in MONY Series Fund, Inc. at net
  asset value (Note 2).........................             0             0              0
Amount due from Enterprise Accumulation
  Trust........................................        15,220           913          1,852
Amount due from MONY America...................        60,248         3,107            707
Amount due from MONY Series Fund, Inc..........             0             0              0
                                                 ------------    ----------     ----------
        Total assets...........................    81,904,925     5,993,715      2,714,188
                                                 ------------    ----------     ----------
                  LIABILITIES
Amount due to Enterprise Accumulation Trust....        60,248         3,107            707
Amount due to MONY America.....................        15,220           913          1,852
Amount due to MONY Series Fund, Inc............             0             0              0
                                                 ------------    ----------     ----------
        Total liabilities......................        75,468         4,020          2,559
                                                 ------------    ----------     ----------
Net assets.....................................  $ 81,829,457    $5,989,695     $2,711,629
                                                 ============    ==========     ==========
Net assets consist of:
  Contractholders' net payments................  $ 72,909,930    $6,015,809     $2,719,688
  Cost of insurance withdrawals (Note 3).......   (10,471,466)     (773,836)      (338,204)
  Undistributed net investment income..........     2,454,353        96,926        242,896
  Accumulated net realized gain on
    investments................................     6,173,895       258,151         56,907
  Unrealized appreciation (depreciation) of
    investments................................    10,762,745       392,645         30,342
                                                 ------------    ----------     ----------
Net assets.....................................  $ 81,829,457    $5,989,695     $2,711,629
                                                 ============    ==========     ==========
Number of units outstanding*...................     3,607,673       377,353        185,146
                                                 ------------    ----------     ----------
Net asset value per unit outstanding*..........  $      22.68    $    15.87     $    14.65
                                                 ============    ==========     ==========



---------------

* Units outstanding have been rounded for presentation purposes.


                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                            STATEMENTS OF OPERATIONS


               FOR THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)


                                                              VARIABLE LIFE
                              ------------------------------------------------------------------------------
                                EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                              SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                              ----------   ----------   ------------   ----------   -----------   ----------
Dividend income.............   $138,442     $118,315       $8,132        $3,912      $ 261,166      $1,905
Mortality and expense risk
  charges (Note 3)..........     (2,536)      (2,220)        (461)         (206)        (3,420)       (219)
                               --------     --------       ------        ------      ---------      ------
Net investment income.......    135,906      116,095        7,671         3,706        257,746       1,686
                               --------     --------       ------        ------      ---------      ------
Realized and unrealized gain
  on investments (Note 2):
  Proceeds from sales.......     36,894       30,004       10,111         7,446        100,513       7,713
  Cost of shares sold.......    (22,002)     (17,866)      (9,532)       (6,660)       (66,788)     (7,713)
                               --------     --------       ------        ------      ---------      ------
Net realized gain on
  investments...............     14,892       12,138          579           786         33,725           0
Net decrease in unrealized
  appreciation of
  investments...............    (39,898)     (65,096)      (3,255)         (962)      (144,774)          0
                               --------     --------       ------        ------      ---------      ------
Net realized and unrealized
  loss on investments.......    (25,006)     (52,958)      (2,676)         (176)      (111,049)          0
                               --------     --------       ------        ------      ---------      ------
Net increase in net assets
  resulting from
  operations................   $110,900     $ 63,137       $4,995        $3,530      $ 146,697      $1,686
                               ========     ========       ======        ======      =========      ======


                       See notes to financial statements.

                                  MONY AMERICA



                               VARIABLE ACCOUNT L



                      STATEMENTS OF OPERATIONS (CONTINUED)



               FOR THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)


                                                                        VARIABLE UNIVERSAL LIFE
                                    -----------------------------------------------------------------------------------------------
                                    INTERMEDIATE   LONG TERM    GOVERNMENT      MONEY
                                     TERM BOND        BOND      SECURITIES      MARKET        EQUITY       SMALL CAP      MANAGED
                                     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                    ------------   ----------   ----------   ------------   -----------   -----------   -----------
Dividend income..................     $ 14,696     $  53,185    $  18,282    $     71,134   $         0   $         0   $         0
Mortality and expense risk
  charges
  (Note 3).......................       (1,051)       (3,568)      (1,660)        (10,171)      (76,008)      (40,883)     (265,268)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net investment income (loss).....       13,645        49,617       16,622          60,963       (76,008)      (40,883)     (265,268)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales............       40,740       276,713      171,180      11,544,812     2,634,266     1,549,975     7,943,371
  Cost of shares sold............      (40,118)     (245,997)    (163,607)    (11,544,812)   (1,977,458)   (1,054,122)   (5,512,846)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net realized gain on
  investments....................          622        30,716        7,573               0       656,808       495,853     2,430,525
Net increase (decrease) in
  unrealized appreciation of
  investments....................       (5,617)      (27,923)     (12,537)              0     1,564,547       948,364     5,395,363
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net realized and unrealized gain
  (loss) on investments..........       (4,995)        2,793       (4,964)              0     2,221,355     1,444,217     7,825,888
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net increase in net assets
  resulting from operations......     $  8,650     $  52,410    $  11,658    $     60,963   $ 2,145,347   $ 1,403,334   $ 7,560,620
                                      ========     =========    =========    ============   ===========   ===========   ===========

                                    VARIABLE UNIVERSAL LIFE
                                   --------------------------
                                   INTERNATIONAL   HIGH YIELD
                                      GROWTH          BOND
                                    SUBACCOUNT     SUBACCOUNT
                                   -------------   ----------
Dividend income..................    $       0     $  90,721
Mortality and expense risk
  charges
  (Note 3).......................      (18,787)       (8,762)
                                     ---------     ---------
Net investment income (loss).....      (18,787)       81,959
                                     ---------     ---------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales............      725,269       369,346
  Cost of shares sold............     (632,167)     (348,740)
                                     ---------     ---------
Net realized gain on
  investments....................       93,102        20,606
Net increase (decrease) in
  unrealized appreciation of
  investments....................      500,168        (8,414)
                                     ---------     ---------
Net realized and unrealized gain
  (loss) on investments..........      593,270        12,192
                                     ---------     ---------
Net increase in net assets
  resulting from operations......    $ 574,483     $  94,151
                                     =========     =========



                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF CHANGES IN NET ASSETS

                                  (UNAUDITED)


                                                                        VARIABLE LIFE
                                   ---------------------------------------------------------------------------------------
                                          EQUITY GROWTH                 EQUITY INCOME               INTERMEDIATE TERM
                                           SUBACCOUNT                    SUBACCOUNT                  BOND SUBACCOUNT
                                   ---------------------------   ---------------------------   ---------------------------
                                   FOR THE SIX      FOR THE      FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                   MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                       1998           1997           1998           1997           1998           1997
                                   ------------   ------------   ------------   ------------   ------------   ------------
From operations:
  Net investment income..........    $135,906       $ 53,040       $116,095      $  76,627       $  7,671       $  9,374
  Net realized gain on
    investments..................      14,892         33,607         12,138         84,704            579          1,672
  Net increase (decrease) in
    unrealized appreciation of
    investments..................     (39,898)       101,936        (65,096)        32,332         (3,255)           288
                                     --------       --------       --------      ---------       --------       --------
Net increase in net assets
  resulting from operations......     110,900        188,583         63,137        193,663          4,995         11,334
                                     --------       --------       --------      ---------       --------       --------
From unit transactions:
  Net proceeds from the issuance
    of units.....................      27,757         35,646         15,141         39,172          4,591          8,194
  Net asset value of units
    redeemed or used to meet
    contract obligations.........     (34,064)       (59,621)       (25,326)      (193,625)        (9,555)       (40,032)
                                     --------       --------       --------      ---------       --------       --------
Net decrease from unit
  transactions...................      (6,307)       (23,975)       (10,185)      (154,453)        (4,964)       (31,838)
                                     --------       --------       --------      ---------       --------       --------
Net increase (decrease) in net
  assets.........................     104,593        164,608         52,952         39,210             31        (20,504)
Net assets beginning of period...     798,134        633,526        705,660        666,450        156,537        177,041
                                     --------       --------       --------      ---------       --------       --------
Net assets end of period*........    $902,727       $798,134       $758,612      $ 705,660       $156,568       $156,537
                                     ========       ========       ========      =========       ========       ========
Units outstanding beginning of
  period.........................      14,506         14,958         12,292         15,149          6,639          8,041
Units issued during the period...         457            747            254            783            193            362
Units redeemed during the
  period.........................        (571)        (1,199)          (415)        (3,640)          (400)        (1,764)
                                     --------       --------       --------      ---------       --------       --------
Units outstanding end of
  period.........................      14,392         14,506         12,131         12,292          6,432          6,639
                                     ========       ========       ========      =========       ========       ========
---------------
* Includes undistributed net
  investment income of:              $303,927       $168,021       $443,853      $ 327,758       $171,505       $163,834

                                                                        VARIABLE LIFE
                                   ---------------------------------------------------------------------------------------
                                            LONG TERM                    DIVERSIFIED                  MONEY MARKET
                                         BOND SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                   ---------------------------   ---------------------------   ---------------------------
                                   FOR THE SIX      FOR THE      FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                   MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                       1998           1997           1998           1997           1998           1997
                                   ------------   ------------   ------------   ------------   ------------   ------------
From operations:
  Net investment income..........    $  3,706       $  5,147      $  257,746     $   77,745      $ 1,686        $  3,689
  Net realized gain on
    investments..................         786          3,780          33,725        100,092            0               0
  Net increase (decrease) in
    unrealized appreciation of
    investments..................        (962)           649        (144,774)        59,772            0               0
                                     --------       --------      ----------     ----------      -------        --------
Net increase in net assets
  resulting from operations......       3,530          9,576         146,697        237,609        1,686           3,689
                                     --------       --------      ----------     ----------      -------        --------
From unit transactions:
  Net proceeds from the issuance
    of units.....................       1,218          4,547          32,883         77,730        3,352           6,471
  Net asset value of units
    redeemed or used to meet
    contract obligations.........      (7,124)       (37,821)        (92,162)      (287,917)      (7,442)        (19,886)
                                     --------       --------      ----------     ----------      -------        --------
Net decrease from unit
  transactions...................      (5,906)       (33,274)        (59,279)      (210,187)      (4,090)        (13,415)
                                     --------       --------      ----------     ----------      -------        --------
Net increase (decrease) in net
  assets.........................      (2,376)       (23,698)         87,418         27,422       (2,404)         (9,726)
Net assets beginning of period...      71,555         95,253       1,111,163      1,083,741       75,563          85,289
                                     --------       --------      ----------     ----------      -------        --------
Net assets end of period*........    $ 69,179       $ 71,555      $1,198,581     $1,111,163      $73,159        $ 75,563
                                     ========       ========      ==========     ==========      =======        ========
Units outstanding beginning of
  period.........................       2,334          3,504          28,291         34,279        4,207           4,970
Units issued during the period...          39            165             788          2,219          185             368
Units redeemed during the
  period.........................        (228)        (1,335)         (2,190)        (8,207)        (410)         (1,131)
                                     --------       --------      ----------     ----------      -------        --------
Units outstanding end of
  period.........................       2,145          2,334          26,889         28,291        3,982           4,207
                                     ========       ========      ==========     ==========      =======        ========
---------------
* Includes undistributed net
  investment income of:              $103,801       $100,095      $  791,252     $  533,506      $78,862        $ 77,176


                       See notes to financial statements.

                                   MONY AMERICA

                                VARIABLE ACCOUNT L

                 STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                   (UNAUDITED)


                                                                     VARIABLE UNIVERSAL LIFE
                                     ---------------------------------------------------------------------------------------
                                          INTERMEDIATE TERM                 LONG TERM                    GOVERNMENT
                                                BOND                          BOND                       SECURITIES
                                             SUBACCOUNT                    SUBACCOUNT                    SUBACCOUNT
                                     ---------------------------   ---------------------------   ---------------------------
                                     FOR THE SIX      FOR THE      FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                     MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                       JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                         1998           1997           1998           1997           1998           1997
                                     ------------   ------------   ------------   ------------   ------------   ------------
From operations:
  Net investment income............    $ 13,645       $  5,087      $   49,617     $  36,542      $  16,622      $  11,060
  Net realized gain on
    investments....................         622          1,269          30,716         6,284          7,573          4,933
  Net increase (decrease) in
    unrealized appreciation
    of investments.................      (5,617)         3,027         (27,923)       56,115        (12,537)         9,241
                                       --------       --------      ----------     ---------      ---------      ---------
Net increase in net assets
  resulting from operations........       8,650          9,383          52,410        98,941         11,658         25,234
                                       --------       --------      ----------     ---------      ---------      ---------
From unit transactions:
  Net proceeds from the issuance of
    units..........................     118,343        172,340         400,847       471,749        122,700        288,293
  Net asset value of units redeemed
    or used to meet contract
    obligations....................     (34,023)       (38,182)       (233,921)     (236,759)      (143,296)      (107,779)
                                       --------       --------      ----------     ---------      ---------      ---------
Net increase (decrease) from unit
  transactions.....................      84,320        134,158         166,926       234,990        (20,596)       180,514
                                       --------       --------      ----------     ---------      ---------      ---------
Net increase (decrease) in net
  assets...........................      92,970        143,541         219,336       333,931         (8,938)       205,748
Net assets beginning of period.....     234,365         90,824         948,462       614,531        498,405        292,657
                                       --------       --------      ----------     ---------      ---------      ---------
Net assets end of period*..........    $327,335       $234,365      $1,167,798     $ 948,462      $ 489,467      $ 498,405
                                       ========       ========      ==========     =========      =========      =========
Units outstanding beginning of
  period...........................      19,650          8,138          69,779        50,910         42,420         26,498
Units issued during the period.....       9,749         14,831          28,804        37,613         10,316         25,322
Units redeemed during the period...      (2,798)        (3,319)        (16,847)      (18,744)       (12,113)        (9,400)
                                       --------       --------      ----------     ---------      ---------      ---------
Units outstanding end of period....      26,601         19,650          81,736        69,779         40,623         42,420
                                       ========       ========      ==========     =========      =========      =========
---------------
* Includes undistributed net
  investment income of:                $ 19,742       $  6,097      $   96,924     $  47,307      $  31,146      $  14,524

                                       VARIABLE UNIVERSAL LIFE
                                     ---------------------------
                                                MONEY
                                               MARKET
                                             SUBACCOUNT
                                     ---------------------------
                                     FOR THE SIX      FOR THE
                                     MONTHS ENDED    YEAR ENDED
                                       JUNE 30,     DECEMBER 31,
                                         1998           1997
                                     ------------   ------------
From operations:
  Net investment income............  $    60,963    $    115,801
  Net realized gain on
    investments....................            0               0
  Net increase (decrease) in
    unrealized appreciation
    of investments.................            0               0
                                     -----------    ------------
Net increase in net assets
  resulting from operations........       60,963         115,801
                                     -----------    ------------
From unit transactions:
  Net proceeds from the issuance of
    units..........................    9,315,113      20,219,389
  Net asset value of units redeemed
    or used to meet contract
    obligations....................   (9,760,467)    (20,985,756)
                                     -----------    ------------
Net increase (decrease) from unit
  transactions.....................     (445,354)       (766,367)
                                     -----------    ------------
Net increase (decrease) in net
  assets...........................     (384,391)       (650,566)
Net assets beginning of period.....    3,698,674       4,349,240
                                     -----------    ------------
Net assets end of period*..........  $ 3,314,283    $  3,698,674
                                     ===========    ============
Units outstanding beginning of
  period...........................      325,979         400,565
Units issued during the period.....      810,944       1,818,649
Units redeemed during the period...     (851,167)     (1,893,235)
                                     -----------    ------------
Units outstanding end of period....      285,756         325,979
                                     ===========    ============
---------------
* Includes undistributed net
  investment income of:              $   283,554    $    222,591


                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                  (UNAUDITED)


                                                            VARIABLE UNIVERSAL LIFE (CONTINUED)
                                  ---------------------------------------------------------------------------------------

                                            EQUITY                                                      MANAGED
                                          SUBACCOUNT               SMALL CAP SUBACCOUNT               SUBACCOUNT
                                  ---------------------------   ---------------------------   ---------------------------
                                  FOR THE SIX      FOR THE      FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                  MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                    JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                      1998           1997           1998           1997           1998           1997
                                  ------------   ------------   ------------   ------------   ------------   ------------
From operations:
  Net investment income
    (loss)......................  $   (76,008)   $   467,545    $   (40,883)   $   660,447    $  (265,268)   $ 2,400,789
  Net realized gain on
    investments.................      656,808        746,120        495,853        342,745      2,430,525      2,836,432
  Net increase (decrease) in
    unrealized appreciation of
    investments.................    1,564,547        984,236        948,364        568,217      5,395,363      3,108,829
                                  -----------    -----------    -----------    -----------    -----------    -----------
Net increase in net assets
  resulting from operations.....    2,145,347      2,197,901      1,403,334      1,571,409      7,560,620      8,346,050
                                  -----------    -----------    -----------    -----------    -----------    -----------
From unit transactions:
  Net proceeds from the issuance
    of units....................    7,970,494     11,812,002      5,176,331      5,248,401     21,000,033     36,238,986
  Net asset value of units
    redeemed or used to meet
    contract obligations........   (2,311,325)    (2,656,849)    (1,131,446)    (1,072,152)    (6,800,197)    (9,726,108)
                                  -----------    -----------    -----------    -----------    -----------    -----------
Net increase from unit
  transactions..................    5,659,169      9,155,153      4,044,885      4,176,249     14,199,836     26,512,878
                                  -----------    -----------    -----------    -----------    -----------    -----------
Net increase in net assets......    7,804,516     11,353,054      5,448,219      5,747,658     21,760,456     34,858,928
Net assets beginning of
  period........................   16,482,798      5,129,744      8,184,725      2,437,067     60,069,001     25,210,073
                                  -----------    -----------    -----------    -----------    -----------    -----------
Net assets end of period*.......  $24,287,314    $16,482,798    $13,632,944    $ 8,184,725    $81,829,457    $60,069,001
                                  ===========    ===========    ===========    ===========    ===========    ===========
Units outstanding beginning of
  period........................      821,090        319,002        449,403        191,743      2,954,670      1,532,486
Units issued during the
  period........................      371,149        647,931        264,383        326,703        966,250      1,945,611
Units redeemed during the
  period........................     (107,856)      (145,843)       (57,474)       (69,043)      (313,247)      (523,427)
                                  -----------    -----------    -----------    -----------    -----------    -----------
Units outstanding end of
  period........................    1,084,383        821,090        656,312        449,403      3,607,673      2,954,670
                                  ===========    ===========    ===========    ===========    ===========    ===========

---------------
* Includes undistributed net
  investment income of:           $   462,899    $   538,907    $   664,950    $   705,833    $ 2,454,353    $ 2,719,621

                                             VARIABLE UNIVERSAL LIFE (CONTINUED)
                                  ---------------------------------------------------------
                                         INTERNATIONAL                  HIGH YIELD
                                            GROWTH                         BOND
                                          SUBACCOUNT                    SUBACCOUNT
                                  ---------------------------   ---------------------------
                                  FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                  MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                    JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                      1998           1997           1998           1997
                                  ------------   ------------   ------------   ------------
From operations:
  Net investment income
    (loss)......................   $  (18,787)    $   98,833     $   81,959     $  111,190
  Net realized gain on
    investments.................       93,102        135,511         20,606         35,931
  Net increase (decrease) in
    unrealized appreciation of
    investments.................      500,168       (204,105)        (8,414)        12,532
                                   ----------     ----------     ----------     ----------
Net increase in net assets
  resulting from operations.....      574,483         30,239         94,151        159,653
                                   ----------     ----------     ----------     ----------
From unit transactions:
  Net proceeds from the issuance
    of units....................    1,952,718      3,034,936        928,475      1,268,282
  Net asset value of units
    redeemed or used to meet
    contract obligations........     (616,760)      (717,365)      (250,716)      (319,664)
                                   ----------     ----------     ----------     ----------
Net increase from unit
  transactions..................    1,335,958      2,317,571        677,759        948,618
                                   ----------     ----------     ----------     ----------
Net increase in net assets......    1,910,441      2,347,810        771,910      1,108,271
Net assets beginning of
  period........................    4,079,254      1,731,444      1,939,719        831,448
                                   ----------     ----------     ----------     ----------
Net assets end of period*.......   $5,989,695     $4,079,254     $2,711,629     $1,939,719
                                   ==========     ==========     ==========     ==========
Units outstanding beginning of
  period........................      290,466        128,820        138,275         66,709
Units issued during the
  period........................      127,685        211,751         64,149         95,695
Units redeemed during the
  period........................      (40,798)       (50,105)       (17,278)       (24,129)
                                   ----------     ----------     ----------     ----------
Units outstanding end of
  period........................      377,353        290,466        185,146        138,275
                                   ==========     ==========     ==========     ==========
---------------
* Includes undistributed net
  investment income of:            $   96,926     $  115,713     $  242,896     $  160,937





                       See notes to financial statements.

                                  MONY AMERICA



                               VARIABLE ACCOUNT L



                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)





1. ORGANIZATION AND BUSINESS


     MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

     The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life Insurance (Strategist), Variable Universal Life (MONYEquity Master) and Corporate Sponsored Variable Life Insurance policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"). For presentation purposes, the information related to the Variable Life and Variable Universal Life Insurance policies are presented here.


     There are currently six Variable Life Subaccounts and nine Variable Universal Life Subaccounts within the Variable Account, each invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund") or the Enterprise Accumulation Trust ("Enterprise") (collectively, the "Funds"). The subaccounts of the Variable Universal Life commenced operations during 1995. The Funds are registered under the 1940 Act as open end, diversified, management investment companies.



     A full presentation of the related financial statements and footnotes of the Fund and Enterprise are contained on pages 60 to 93 and 95 to 126, respectively, and should be read in conjunction with these financial statements.



2. SIGNIFICANT ACCOUNTING POLICIES



  Investment:



     The investment in shares of each of the respective portfolios is stated at value which is the net asset values of the Funds. Except for the Money Market Portfolios, net asset values are based upon market quotations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolios, the net asset values are based on amortized cost of the securities held which approximates value.



  Taxes:



     MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.



3. RELATED PARTY TRANSACTIONS


     MONY America is the legal owner of the assets held by the Variable Account.

     Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

     The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders are deducted on each monthly date from the cash value of the contract to compensate MONY America. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the Variable Life and Variable Universal Subaccounts for 1998 aggregated $7,530,394.

                                  MONY AMERICA



                               VARIABLE ACCOUNT L



             NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)



3. RELATED PARTY TRANSACTIONS (CONTINUED)

     MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of .60 percent (for the Variable Life Subaccounts) and .75 percent (for the Variable Universal Life Subaccounts) of aggregate average daily net assets. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

     Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.


4. INVESTMENTS



     Investments in Variable Life at cost, at June 30, 1998 consist of the following:





                                                            MONY SERIES FUND, INC.
                                  --------------------------------------------------------------------------
                                   EQUITY      EQUITY     INTERMEDIATE   LONG TERM                   MONEY
                                   GROWTH      INCOME      TERM BOND       BOND      DIVERSIFIED    MARKET
                                  PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                  ---------   ---------   ------------   ---------   -----------   ---------
Shares beginning of period:
  Shares........................    22,121      26,039        14,077        5,245        53,914      75,563
  Amount........................  $546,247    $487,414      $148,164     $ 63,055    $  806,595    $ 75,563
                                  --------    --------      --------     --------    ----------    --------
Shares acquired:
  Shares........................       796         654           423          100         1,963       3,404
  Amount........................  $ 28,051    $ 17,599      $  4,686     $  1,334    $   37,814    $  3,404
Shares received for reinvestment
  of dividends:
  Shares........................     4,089       4,582           759          300        14,780       1,905
  Amount........................  $138,442    $118,315      $  8,132     $  3,912    $  261,166    $  1,905
Shares redeemed:
  Shares........................    (1,073)     (1,135)         (922)        (551)       (5,233)     (7,713)
  Amount........................  $(22,002)   $(17,866)     $ (9,532)    $ (6,660)   $  (66,788)   $ (7,713)
                                  --------    --------      --------     --------    ----------    --------
Net change:
  Shares........................     3,812       4,101           260         (151)       11,510      (2,404)
  Amount........................  $144,491    $118,048      $  3,286     $ (1,414)   $  232,192    $ (2,404)
                                  --------    --------      --------     --------    ----------    --------
Shares end of period:
  Shares........................    25,933      30,140        14,337        5,094        65,424      73,159
  Amount........................  $690,738    $605,462      $151,450     $ 61,641    $1,038,787    $ 73,159
                                  ========    ========      ========     ========    ==========    ========

                                  MONY AMERICA



                               VARIABLE ACCOUNT L



             NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)



4. INVESTMENTS (CONTINUED)


     Investments in Variable Universal Life at cost, at June 30, 1998 consist of the following:




                                      MONY SERIES FUND, INC.
                       -----------------------------------------------------
                       INTERMEDIATE      LONG
                           TERM          TERM      GOVERNMENT      MONEY
                           BOND          BOND      SECURITIES      MARKET
                        PORTFOLIO     PORTFOLIO    PORTFOLIO     PORTFOLIO
                       ------------   ----------   ----------   ------------
Shares beginning of
  period:
  Shares.............      21,076     $   69,535      45,767       3,698,674
  Amount.............    $229,105     $  870,461   $ 482,067    $  3,698,674
                         --------     ----------   ---------    ------------
Shares acquired:
  Shares.............      11,212         32,608      13,757      11,089,287
  Amount.............    $124,009     $  440,071   $ 148,924    $ 11,089,287
Shares received for
  reinvestment of
  dividends:
  Shares.............       1,372          4,085       1,728          71,134
  Amount.............    $ 14,696     $   53,185   $  18,282    $     71,134
Shares redeemed:
  Shares.............      (3,684)       (20,234)    (15,763)    (11,544,812)
  Amount.............    $(40,118)    $ (245,997)  $(163,607)   $(11,544,812)
                         --------     ----------   ---------    ------------
Net change:
  Shares.............       8,900         16,459        (278)       (384,391)
  Amount.............    $ 98,587     $  247,259   $   3,599    $   (384,391)
                         --------     ----------   ---------    ------------
Shares end of period:
  Shares.............      29,976         85,994      45,489       3,314,283
  Amount.............    $327,692     $1,117,720   $ 485,666    $  3,314,283
                         ========     ==========   =========    ============

                                          ENTERPRISE ACCUMULATION TRUST
                       --------------------------------------------------------------------
                                                                                    HIGH
                                                                 INTERNATIONAL     YIELD
                         EQUITY       SMALL CAP      MANAGED        GROWTH          BOND
                        PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                       -----------   -----------   -----------   -------------   ----------
Shares beginning of
  period:
  Shares.............      469,730       306,544     1,473,001       660,074        339,706
  Amount.............  $15,117,468   $ 7,542,179   $54,701,619    $4,186,777     $1,900,963
                       -----------   -----------   -----------    ----------     ----------
Shares acquired:
  Shares.............      218,389       192,950       499,841       303,244        179,136
  Amount.............  $ 8,217,427   $ 5,553,977   $21,877,939    $2,042,440     $1,038,343
Shares received for
  reinvestment of
  dividends:
  Shares.............            0             0             0             0         15,654
  Amount.............  $         0   $         0   $         0    $        0     $   90,721
Shares redeemed:
  Shares.............      (69,964)      (53,390)     (180,695)     (108,867)       (63,727)
  Amount.............  $(1,977,458)  $(1,054,122)  $(5,512,846)   $ (632,167)    $ (348,740)
                       -----------   -----------   -----------    ----------     ----------
Net change:
  Shares.............      148,425       139,560       319,146       194,377        131,063
  Amount.............  $ 6,239,969   $ 4,499,855   $16,365,093    $1,410,273     $  780,324
                       -----------   -----------   -----------    ----------     ----------
Shares end of period:
  Shares.............      618,155       446,104     1,792,147       854,451        470,769
  Amount.............  $21,357,437   $12,042,034   $71,066,712    $5,597,050     $2,681,287
                       ===========   ===========   ===========    ==========     ==========

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF
MONY LIFE INSURANCE COMPANY OF AMERICA:

     We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of MONY Life Insurance Company of America ("the Company") as of December 31, 1997 and 1996, and the related statutory statements of operations, capital and surplus, and cash flows for the years then ended. These statutory financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Company presents its financial statements in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Arizona ("statutory"), which is a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP"). As explained in
Note 2 to the financial statements, the accounting practices used by the Company vary from generally accepted accounting principles, and the effects of these variances are material.

     In our opinion, because of the effects of the matter discussed in the preceding paragraph, the statutory financial statements referred to above do not present fairly, in conformity with GAAP, the financial position of the Company as of December 31, 1997 and 1996, or the results of its operations and its cash flows, for the years then ended.

     In our opinion, however, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended on the basis of accounting described in Note 2.

     Our audits were conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The Supplemental Schedule of Selected Financial Data is presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and is not a required part of the basic financial statements. The Supplemental Schedule of Selected Financial Data has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
February 27, 1998

                     MONY LIFE INSURANCE COMPANY OF AMERICA

              STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL
                         AND SURPLUS -- STATUTORY BASIS
                                 (IN THOUSANDS)

                                                                           DECEMBER 31,
                                                              ---------------------------------------
                                                                     1997                 1996
                                                                     ----                 ----
                                               ASSETS
Cash and invested assets:
     Cash and short-term investments........................  $           45,956   $           90,207
     Bonds..................................................           1,074,724            1,047,957
     Common stocks..........................................                 981                1,235
     Mortgage loans.........................................             134,828              158,847
     Real estate............................................              22,627               40,725
     Policy loans...........................................              45,892               41,464
     Other invested assets..................................               7,001                8,518
                                                              ------------------   ------------------
          Total cash and invested assets....................           1,332,009            1,388,953
Investment income due and accrued...........................              22,402               20,401
Other assets................................................                 247                2,511
Separate account assets.....................................           3,606,711            2,529,992
                                                              ------------------   ------------------
          Total assets......................................  $        4,961,369   $        3,941,857
                                                              ==================   ==================

                                  LIABILITIES, CAPITAL AND SURPLUS
Liabilities:
     Life insurance and annuity reserves....................  $        1,241,979   $        1,284,529
     Deposits left with the Company.........................              23,197               23,525
     Policy claims in process of settlement.................               8,331                6,085
     Federal income taxes due or accrued....................              17,837               29,077
     Transfers from separate accounts.......................            (128,943)             (97,477)
     Other liabilities......................................              32,869               18,842
     Separate account liabilities...........................           3,606,711            2,529,992
     Interest maintenance reserve...........................               3,965                3,583
     Investment reserves....................................               6,000                4,000
     Asset valuation reserve................................              16,272               17,887
                                                              ------------------   ------------------
          Total liabilities.................................           4,828,218            3,820,043
Capital and surplus:
     Capital stock, $1.00 par value; authorized, 5,000,000
      shares issued and outstanding, 2,500,000 shares.......               2,500                2,500
     Additional paid-in capital.............................             133,500              133,500
     Unassigned funds.......................................              (2,849)             (14,186)
                                                              ------------------   ------------------
          Total capital and surplus.........................             133,151              121,814
                                                              ------------------   ------------------
          Total liabilities, capital and surplus............  $        4,961,369   $        3,941,857
                                                              ==================   ==================

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                  STATEMENTS OF OPERATIONS -- STATUTORY BASIS
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                                ----        ----
Premiums, annuity considerations and fund deposits..........  $799,035    $741,870
Net investment income.......................................    99,006     102,092
Other income (net)..........................................       332          22
                                                              --------    --------
                                                               898,373     843,984
Policyholder and contractholder benefits....................   407,381     336,731
Change in policy and contract reserves......................   (42,879)    (35,010)
Commissions.................................................    40,860      36,793
Operating expenses..........................................    64,866      53,212
Transfer to separate accounts...............................   397,492     428,101
                                                              --------    --------
                                                               867,720     819,827
Net gain from operations before federal income taxes........    30,653      24,157
Federal income taxes........................................    17,390      14,407
                                                              --------    --------
Net gain from operations....................................    13,263       9,750
  Net realized capital losses (See Note 7)..................    (3,544)     (1,720)
                                                              --------    --------
Net Income..................................................  $  9,719    $  8,030
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

              STATEMENTS OF CAPITAL AND SURPLUS -- STATUTORY BASIS
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                                ----        ----
Capital and surplus, beginning of year......................  $121,814    $115,630
                                                              --------    --------
Net income..................................................     9,719       8,030
Change in net unrealized capital gains......................     2,774       1,618
Change in non-admitted assets...............................      (771)        384
Change in asset valuation reserve...........................     1,615      (3,848)
Increase in investment reserve..............................    (2,000)          0
                                                              --------    --------
Net change in capital and surplus for the year..............    11,337       6,184
                                                              --------    --------
Capital and surplus, end of year............................  $133,151    $121,814
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                  STATEMENTS OF CASH FLOWS -- STATUTORY BASIS
                                 (IN THOUSANDS)

                                                               FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1996
                                                                ----         ----
CASH FROM OPERATIONS:
     Premiums, annuity considerations and fund deposits.....  $ 799,751    $ 741,905
     Investment income, net of investment expenses..........     97,589      104,606
     Other income...........................................        833          985
     Policy benefits paid...................................   (405,289)    (336,206)
     Transfers to separate accounts.........................   (428,958)    (460,502)
     Commissions, other expenses and taxes paid.............   (105,188)     (91,150)
     Federal income taxes (excluding tax on capital
      gains)................................................    (27,516)           0
                                                              ---------    ---------

               Net cash from operations.....................    (68,778)     (40,362)
                                                              ---------    ---------
CASH FROM INVESTMENTS:
     Proceeds from investments sold, matured or repaid:
          Bonds.............................................    130,649      134,846
          Stocks............................................      1,050            0
          Mortgage loans....................................     37,670       53,226
          Real estate.......................................     18,453       19,790
          Other invested assets.............................      1,512           18
          Other.............................................        361           88
          Taxes paid on net capital gains...................     (1,564)           0
                                                              ---------    ---------
               Total investment proceeds....................    188,131      207,968
                                                              ---------    ---------

     Cost of investments acquired:
          Bonds.............................................    157,583      163,792
          Stocks............................................         68           40
          Mortgage loans....................................     13,641       38,651
          Real estate.......................................      1,180        3,392
          Other invested assets.............................        574        1,388
          Change in policy loans............................      4,428        3,339
                                                              ---------    ---------
               Total investments acquired...................    177,474      210,602
                                                              ---------    ---------

               Net cash from investments....................     10,657       (2,634)
                                                              ---------    ---------

CASH FROM FINANCING AND MISCELLANEOUS SOURCES:
     Cash provided:
          Other sources.....................................     13,870        8,041
                                                              ---------    ---------
               Net cash from financing and miscellaneous
                 sources....................................     13,870        8,041
                                                              ---------    ---------

     Net change in cash and short-term investments..........    (44,251)     (34,955)
Cash and short-term investments, beginning of year..........     90,207      125,162
                                                              ---------    ---------
Cash and short-term investments, end of year................  $  45,956    $  90,207
                                                              =========    =========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION:

     MONY Life Insurance Company of America (the "Company"), an Arizona corporation, is a wholly owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"), a mutual life insurance company. The Company's primary business is to provide interest-sensitive life insurance and asset accumulation products to business owners, growing families, and pre-retirees. The Company's insurance and financial products are marketed and distributed directly to individuals primarily through MONY's career agency sales force. These products are sold throughout the United States (except New York) and Puerto Rico.

     On September 8, 1997, MONY announced that it is pursuing converting to a stock life insurance company through demutualization. In connection with the demutualization, MONY has prepared a Plan of Reorganization ("the Plan") which is subject to approval by the Insurance Department of the State of New York as well as adoption by MONY's Board of Trustees and approval by MONY's policyholders.

     In accordance with the Plan, subject to the approvals indicated above, among other things, MONY will convert from a New York mutual life insurance company to a New York stock life insurance company (the "Plan of Demutualization") and become a wholly owned subsidiary of MONY Financial Services Corporation (the "Holding Company"), a holding company organized in Delaware for the purpose of becoming the parent holding company of MONY.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying statutory financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Arizona ("statutory"), which is a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP").

     The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of results of operations and changes in surplus during the reporting period. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) valuation reserves for mortgage loans and real estate investments, and (ii) the liability for future policy benefits.

     In financial statements prepared in conformity with statutory accounting, the accounting treatment of certain items is different than for financial statements prepared in conformity with GAAP. Some of the general differences include:

     - Policy acquisition costs, such as commissions and other costs incurred in connection with acquiring new and renewal business, are expensed when incurred; under GAAP, such costs are deferred and amortized over the present value of expected gross margins.

     - Premiums for universal life and investment-type products are recognized as revenue when due; under GAAP, they are reported as deposits to policyholders' account balances. Revenues from these contracts under GAAP consist of amounts assessed during the period against policyholders' account balances for mortality, policy administration and surrender charges.

     - Policy reserves are based on statutory mortality and interest requirements, without consideration of withdrawals, and are reported net of reinsurance reserve credits; under GAAP, the reserves for interest sensitive life and annuity products are equal to the fund value and are reported gross of reinsurance reserve credits.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
     - No provision is made for deferred income taxes; under GAAP, deferred income taxes result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

     - An interest maintenance reserve ("IMR") is established as a liability to capture realized investment gains and losses, net of tax, on the sale of fixed maturities and mortgage loans resulting from changes in the general level of interest rates, and is amortized into income over the remaining years to expected maturity of the assets sold; under GAAP, assets are carried on the balance sheet, net of appropriate valuation allowances.

     - An asset valuation reserve ("AVR"), based upon a formula prescribed by the NAIC, is established as a liability to offset potential non-interest related investment losses, and changes in the AVR are charged or credited to surplus; under GAAP, no such reserve is required.

     - Bonds in good standing are generally carried at amortized cost; under GAAP, bonds which are classified as available for sale are carried at fair value and the related change in unrealized gains and losses, net of related deferred taxes and an adjustment for deferred policy acquisition costs, is reported as a component of other comprehensive income in equity.

     - Certain assets designated as "non-admitted," are excluded from assets by a direct charge to surplus; under GAAP, such assets are carried on the balance sheet, net of appropriate valuation allowances.

     - Methods used for calculating real estate and mortgage loan values and real estate depreciation under statutory reporting are different from those used for GAAP.

     - Cash equivalents are defined as all highly liquid debt securities with original maturities of twelve months or less; under GAAP, cash equivalents are defined as short-term, highly liquid investments, which generally have original maturities of three months or less.

     The following is a description of the Company's principal statutory accounting policies:

  a. Premiums and Insurance Expenses

     Premiums are included in revenue over the premium payment periods of the related policies. Annuity considerations and fund deposits are included in revenue as received.

     The costs of acquiring new business, primarily commissions, underwriting, agency and other costs related to issuance, maintenance and settlement of policies are charged to operations in the year incurred.

  b. Investments

     Bonds are stated at amortized cost, except those bonds not in good standing, which are carried at NAIC-designated values, which approximate fair value. Loan-backed bonds and structured securities are valued at amortized cost using the effective interest method considering anticipated prepayments at the date of purchase; significant changes in the estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Common stocks are carried at fair value. Policy loans are carried at their unpaid principal balances. Short-term investments are carried at amortized cost and consist of securities with original maturities of twelve months or less.

     Mortgage loans other than those in process of foreclosure are carried at their unpaid principal balances adjusted for unamortized premium or discount. Real estate owned for investment is carried at depreciated cost, less encumbrances, if any. There were no encumbrances in 1997 or 1996. Joint ventures in real estate are

                     MONY LIFE INSURANCE COMPANY OF AMERICA

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
included in Other Invested Assets and are carried principally at their equity value. Other investments are generally carried at cost.

     Real estate acquired through foreclosure is carried at the lower of cost, less accumulated depreciation and encumbrances, if any, or estimated fair value at the time of foreclosure. There were no encumbrances in 1997 or 1996. Mortgage loans in process of foreclosure are carried at the lower of the current carrying value or estimated fair value. Fair value is determined by using the estimated discounted cash flows expected from the underlying real estate properties. These projected cash flows are based on estimates regarding future operating expenses, lease rates, occupancy levels and investors' targeted yields.

     The Company provides, through a direct charge to surplus, an investment valuation reserve for permanent impairment of real estate investments, joint ventures in real estate, mortgage loans delinquent for more than 60 days and restructured mortgage loans. This reserve reflects, in part, the excess of the carrying value of such assets over the estimated undiscounted cash flows expected from the underlying real estate properties. These projected cash flows are based on estimates similar to those described in the preceding paragraph. As of December 31, 1997 and 1996, the Company's investment valuation reserve was $6 million and $4 million, respectively.

     Derivative instruments are valued consistently with the items being hedged. Hedges of fixed income assets and/or liabilities are valued at amortized cost. Derivatives that cease to be effective hedges are valued at market value.

     Realized capital gains and losses on sales of investments are determined on the basis of specific identification. Unrealized capital gains and losses are recorded directly to surplus. Investment income is recognized as earned. Investment income earned includes the amortization of premium and accretion of discount relative to bonds acquired at other than their par value and excludes certain overdue due and accrued interest income.

  c. Interest Maintenance Reserve and Asset Valuation Reserve

     Realized investment gains and losses (net of tax) for bonds and mortgage loans resulting from changes in interest rates are deferred, and credited or charged to the IMR. These amounts are amortized into net income over the remaining years to expected maturity of the assets sold.

     The AVR is based upon a formula prescribed by the NAIC and functions as a reserve for potential non-interest related investment losses. In addition, realized investment gains and losses (not subject to the IMR) and unrealized gains and losses result in changes in the AVR which are recorded directly to surplus.

  d. Policy Reserves

     Policy reserves for deferred annuity contracts are computed by using the Commissioners' Annuity Reserve Valuation Method by using the 1971 IAM Table for contracts issued before 1984 and the 1983 Table A for contracts issued since 1983 and prescribed statutory interest rates. Policy reserves for universal life and single premium whole life contracts are computed by using the Commissioners' Reserve Valuation Method and by using the 1958 and 1980 CSO Tables, and prescribed statutory interest rates.

  e. Non-admitted Assets

     Certain assets designated as "non-admitted" assets (principally miscellaneous receivables) are excluded from the statements of admitted assets, liabilities, capital and surplus.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
  f. Separate Account Assets and Liabilities

     Separate account assets and liabilities represent primarily segregated funds administered and invested by the Company for the benefit of certain contractholders. Assets consist of securities reported at market value. Premiums, benefits and expenses of the separate accounts are included in the Company's statements of operations.

  g. Depreciation

     The Company uses the constant-yield method of depreciation for substantially all investments in real estate and real estate joint ventures and limited partnerships acquired prior to January 1, 1991. Acquisitions subsequent to January 1, 1991 and foreclosed real estate are depreciated on the straight-line method. Real estate assets and improvements are generally depreciated over ten to forty-year periods and leasehold improvements are depreciated over the lives of the leases. Depreciation expense related to investments in real estate was $1.1 million and $1.4 million in 1997 and 1996, respectively; accumulated depreciation was $4.4 million at December 31, 1997 and 1996.

  h. Cash Flows

     Short-term investments are characterized as cash equivalents for purposes of the statements of cash flows.

     Certain amounts for 1996 have been reclassified to conform to the 1997 presentation.

3.  CAPITAL AND SURPLUS:

     MONY guaranteed to the states who requested it, pursuant to conditions imposed by such states as a prerequisite for the licensing of new subsidiaries, that the Company's capital and surplus would be maintained at a level at least equivalent to the minimum capital and surplus required for admission to conduct business in those states. As of December 31, 1997 and 1996, this guarantee was outstanding in the state of New Jersey.

4.  RELATED PARTY TRANSACTIONS:

     At both December 31, 1997 and 1996, approximately 26 percent of the Company's investments in mortgages were held through joint participation with MONY. In addition, approximately 100 percent and 87 percent of the Company's real estate and joint venture investments were held through joint participation with MONY at December 31, 1997 and 1996, respectively.

     In 1997 the New York City Industrial Development Agency issued bonds in the total amount of $16.0 million for the benefit of MONY related to MONY's consolidation of site locations to New York City. Debt service under the bonds is funded by lease payments by MONY to the bond trustee for the benefit of the Company, which is the sole bondholder. The bonds are held by the Company and are listed as affiliated bonds on Schedule D.

     The Company and MONY are parties to an agreement whereby MONY agrees to reimburse the Company to the extent that the Company's recognized loss as a result of mortgage loan default or foreclosure or subsequent sale of the underlying collateral exceeds 75 percent of the appraised value of the loan at origination for each such mortgage loan. Pursuant to the agreement, the Company received payments from MONY totaling $0.1 million in both 1997 and 1996.

     The Company has a service agreements with MONY whereby MONY provides personnel services, facilities, supplies and equipment to the Company to conduct its business as well as for the Company to

                     MONY LIFE INSURANCE COMPANY OF AMERICA

4.  RELATED PARTY TRANSACTIONS (CONTINUED):
provide services to MONY Series Fund, Inc. ("the Fund"), an affiliate of the Company, as an investment advisor. Services rendered by MONY under these agreements are provided on a cost reimbursable basis.

     The Company has an investment advisory agreement with the Fund with respect to the investment and management of the Fund's invested assets. The Company is compensated for such services with an investment management fee computed in accordance with the terms of the agreement.

     The Company has three underwriting agreements with the Fund and MONY Securities Corporation ("MSC"). The agreements provide for MSC to act as the principal underwriter for the sale of the Company's flexible premium variable annuity contracts and as the broker for the sale of the Fund's shares. These agreements may be terminated at any time by either MSC or the Company upon sixty days prior notice.

     In addition, the Company has an investment advisory agreement with MONY whereby MONY provides investment advisory services with respect to the investment and management of the Company's investment portfolio. The agreement provides for scheduled fees for actual cost reimbursement and may be terminated by either party upon 60 days written notice.

5.  FIXED MATURITY SECURITIES AND COMMON STOCKS:

  Fixed Maturity Securities by Investment Type and Common Stocks:

     The cost and estimated fair value (see Note 8) of investments in fixed maturity securities (including short-term investments and bonds) and common stocks as of December 31, 1997 and December 31, 1996 are presented in the table below. Cost is amortized cost for fixed maturity securities and original cost for common stocks.

                                                                      GROSS          GROSS           ESTIMATED
                                                                   UNREALIZED     UNREALIZED           FAIR
                                                   COST               GAINS         LOSSES             VALUE
                                            -------------------   -------------   -----------   -------------------
                                              1997       1996     1997    1996    1997   1996     1997       1996
                                              ----       ----     ----    ----    ----   ----     ----       ----
                                                                     (DOLLARS IN MILLIONS)
U.S. Treasury securities & obligations of
  U.S. government agencies................  $    5.9   $    5.9   $ 0.0   $ 0.0   $0.0   $0.0   $    5.9   $    5.9
Collateralized mortgage obligations:
  Government agency backed................     123.7      126.4     2.2     1.3   0.1    1.0       125.8      126.7
  Non-agency backed.......................      34.5       35.0     2.0     1.5   0.0    0.2        36.5       36.3
Other asset backed securities:
  Government agency backed................       0.2        0.2     0.0     0.0   0.0    0.0         0.2        0.2
  Non-agency backed.......................      93.8       98.5     2.1     1.3   0.2    0.7        95.7       99.1
Public utilities..........................     123.8      129.0     3.1     2.3   0.2    1.0       126.7      130.3
Corporate bonds...........................     676.8      653.0    18.0    13.2   2.2    4.8       692.6      661.4
Affiliates................................      16.0        0.0     0.0     0.0   0.0    0.0        16.0        0.0
                                            --------   --------   -----   -----   ----   ----   --------   --------
  Total bonds.............................   1,074.7    1,048.0    27.4    19.6   2.7    7.7     1,099.4    1,059.9
Commercial paper..........................      25.7       86.5     0.0     0.0   0.0    0.0        25.7       86.5
                                            --------   --------   -----   -----   ----   ----   --------   --------
  Total bonds and short-term
    investments...........................  $1,100.4   $1,134.5   $27.4   $19.6   $2.7   $7.7   $1,125.1   $1,146.4
                                            ========   ========   =====   =====   ====   ====   ========   ========
Common stocks.............................  $    0.8   $    1.1   $ 0.2   $ 0.1   $0.0   $0.0   $    1.0   $    1.2
                                            ========   ========   =====   =====   ====   ====   ========   ========

     Amortized cost represents the principal amount of the fixed maturity securities adjusted by unamortized premium or discount and reduced by writedowns of $0.4 million and $3.4 million at December 31, 1997 and 1996, respectively, as required by the NAIC for securities which are in or near default.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

5.  FIXED MATURITY SECURITIES AND COMMON STOCKS (CONTINUED):
     At December 31, 1997, 78.2% of the Company's Collateralized Mortgage Obligation (CMO) portfolio was held in U.S. government and government agency-backed securities. The remainder of the CMO portfolio consisted of NAIC category 1 investment grade securities.

  Maturities of Fixed Maturity Securities:

     The amortized cost and estimated fair value of fixed maturity securities by maturity date as of December 31, 1997 are as follows:

                                                                       ESTIMATED
                                                          AMORTIZED      FAIR
                                                            COST         VALUE
                                                          ---------    ---------
                                                             ($ IN MILLIONS)
Due in one year or less.................................  $   48.9     $   49.0
Due after one year through five years...................     411.4        418.1
Due after five years through ten years..................     380.4        391.3
Due after ten years.....................................     259.7        266.7
                                                          --------     --------
                                                          $1,100.4     $1,125.1
                                                          ========     ========

     Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Proceeds from sales of investments in fixed maturity securities during 1997 and 1996 were $31.3 million and $13.3 million, respectively. Gross gains of $0.5 million in 1997 and $0.2 million in 1996, and gross losses of $4.3 million in 1997 and $0.3 million in 1996 were realized on these sales.

     Proceeds from sales of investments in common stocks during 1997 and 1996 were $1.0 million and $0, respectively. Gross gains of $0.7 million in 1997 and $0 in 1996, and gross losses of $0 in 1997 and $0 in 1996 were realized on these sales.

     There were no non-income producing bonds and redeemable preferred stocks for the twelve months preceding December 31, 1997. The carrying values of fixed maturity securities which were non-income producing for the twelve months preceding December 31, 1996 were $1.0 million.

6.  MORTGAGE LOANS AND REAL ESTATE:

     The Company invests in mortgage loans collateralized by commercial and agricultural real estate. Such mortgage loans consist primarily of first mortgage liens on completed income-producing properties, including agricultural properties. As of December 31, 1997, $55.3 million of mortgage loans have terms that require amortization, and $79.5 million of mortgage loans require partial amortization or are non-amortizing. Mortgage loans delinquent over 90 days or in process of foreclosure were $0.6 million at December 31, 1997 and there were no mortgage loans delinquent over 90 days or in process of foreclosure at December 31, 1996. There were no properties acquired through foreclosure during 1997 or 1996.

     The Company has performing restructured mortgage loans of $14.1 million as of December 31, 1997 and $15.0 million as of December 31, 1996. The new terms typically reduce the contract rate of interest. Interest is recognized in income based on the modified rate of the loan. Gross interest income on restructured loans that would have been recorded in accordance with the loans' original terms was approximately $1.4 million in 1997 and $1.5 million in 1996. Gross interest income recognized in net income for the period from these loans was $1.0 million in 1997 and $1.1 million in 1996. There are no commitments to lend additional funds to any debtor involved in a restructuring.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

6.  MORTGAGE LOANS AND REAL ESTATE (CONTINUED):
     At both December 31, 1997 and 1996, there were no mortgage loans that were non-income producing for the preceding twelve months.

     At both December 31, 1997 and 1996, there were no real estate properties that were non-income producing for the preceding twelve months.

7.  INVESTMENT INCOME, REALIZED AND UNREALIZED CAPITAL GAINS (LOSSES):

     Net investment income for the years ended December 31, 1997 and 1996 was derived from the following sources:

                                                                 1997      1996
                                                                 ----      ----
                                                                ($ IN MILLIONS)
NET INVESTMENT INCOME
----------------------
Bonds and common stock......................................    $ 79.0    $ 77.5
Mortgage loans..............................................      12.0      14.4
Real estate (net of property expenses)......................       1.2       3.0
Policy loans................................................       3.5       2.7
Other investments (including cash & short-term
  investments)..............................................       6.6       7.5
                                                                ------    ------
     Total investment income................................     102.3     105.1
Investment expenses.........................................       3.3       3.0
                                                                ------    ------
     Net investment income..................................    $ 99.0    $102.1
                                                                ======    ======

     Net realized capital gains (losses) on investments for the years ended December 31, 1997 and 1996 are summarized as follows:

                                                                 1997      1996
                                                                 ----      ----
                                                                ($ IN MILLIONS)
REALIZED CAPITAL GAINS (LOSSES)
--------------------------------
Bonds and common stock......................................    $(2.4)    $ 0.9
Real estate and mortgage loans..............................      0.4      (0.1)
Derivative instruments......................................      0.0      (0.8)
Other.......................................................     (0.2)      0.0
                                                                -----     -----
                                                                 (2.2)      0.0
Taxes.......................................................     (0.5)     (0.8)
Transferred to IMR, net of taxes............................     (0.8)     (0.9)
                                                                -----     -----
     Net realized capital losses............................    $(3.5)    $(1.7)
                                                                =====     =====

     During 1997 and 1996, realized capital losses resulting from changes in interest rates on bonds of $0.8 million (net of $0.5 million tax) and $0.9 million (net of $0.5 million tax), respectively, were transferred to the Company's IMR for future amortization into net income.

     Net unrealized capital gains were $2.8 million in 1997 and $1.6 million in 1996. The 1997 and 1996 net unrealized gains include writedowns of approximately $0.2 million in 1997 and $0 in 1996 on real estate acquired through foreclosure and mortgage loans in process of foreclosure. These gains and losses are detailed by asset type in the table below.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

7.  INVESTMENT INCOME, REALIZED AND UNREALIZED CAPITAL GAINS (LOSSES)
(CONTINUED):

                                                                 1997     1996
                                                                 ----     ----
                                                                ($ IN MILLIONS)
UNREALIZED CAPITAL GAINS (LOSSES)
----------------------------------
Bonds and stocks............................................    $ 3.0     $1.6
Real estate and mortgage loans..............................     (0.2)     0.0
                                                                -----     ----
     Total net unrealized capital gains.....................    $ 2.8     $1.6
                                                                =====     ====

8.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair values of mortgage loans, common stocks, cash, short-term investments, separate account assets and liabilities, and investment-type contracts approximate their carrying amounts. The carrying values of bonds were $1,074.7 million and $1,048.0 million at December 31, 1997 and 1996, respectively. The estimated fair values of bonds were $1,099.4 million and $1,059.9 million at December 31, 1997 and 1996, respectively.

     The methods and assumptions utilized in estimating these fair values of financial instruments are summarized as follows:

  Fixed maturity securities (See Note 5)

     The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments.

  Mortgage loans

     The fair value of mortgage loans is estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgage loans in process of foreclosure is the estimated fair value of the underlying collateral.

  Policy loans

     Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Separate account assets and liabilities

     The estimated fair value of assets held in separate accounts is based principally on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, net of surrender charges.

  Investment-type Contract Liabilities

     The fair values of annuities are based on estimates of the value of payments available upon full surrender. The fair values of the Company's liabilities under guaranteed investment contracts are estimated by discounting expected cash outflows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued, where appropriate.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

9.  OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

  Financial Instruments with Off-Balance Sheet Risk:

     In 1992, the Company entered into an agreement with a bank to lend securities to approved borrowers. There were $65,000 of loaned securities as of December 31, 1997. The minimum collateral on securities loaned is 102% of the market value of loaned securities. Such securities are marked to market on a daily basis, adjusting required collateral values accordingly.

  Concentrations of Credit Risk:

     As of December 31, 1997 and 1996, the Company had no single investment or series of investments with a single issuer (excluding U.S. Government Agency securities) exceeding 1.4 percent and 1.3 percent, respectively, of total cash and invested assets.

     The bond portfolio is diversified by industry type. The industries comprising 10 percent or more of the carrying value of the bond portfolio at December 31, 1997 are Financial Services of $133.5 million (12.4 percent), Government and Agencies of $129.8 million (12.1 percent), Energy of $128.3 million (11.9 percent), Non-Government Asset/Mortgage-Backed of $128.3 million (11.9 percent), Public Utilities of $123.8 million (11.5 percent), and Consumer Goods and Services of $112.5 million (10.5 percent). At December 31, 1996, the industries comprising 10 percent or more of the carrying value of the bond portfolio were Government and Agencies of $132.5 million (12.7 percent), Non-Government Asset/Mortgage-Backed of $133.5 million (12.7 percent), Public Utilities of $129.0 million (12.3 percent), Energy of $119.7 million (11.4 percent), and Other Manufacturing of $116.9 million (11.2 percent).

     The Company holds below investment grade bonds of $79.7 million at December 31, 1997. Below, investment grade bonds are defined as those securities rated in categories 3 through 6 by the NAIC, which are approximately equivalent to bonds rated below BBB by rating agencies. These bonds consist mostly of privately issued bonds, which are monitored by the Company through extensive internal analysis of the financial condition of the borrowers, and which include protective debt covenants. Of these bonds, $66.6 million are in category 3, which is considered to be medium quality by the NAIC. At December 31, 1996, the Company's investments in below investment grade bonds were $59.4 million.

     The Company has investments in commercial and agricultural mortgage loans and real estate (including joint ventures). The locations of property collateralizing mortgage loans and real estate investment carrying values at December 31, 1997 and 1996 are as follows:

                                                   1997              1996
                                              --------------    --------------
                                                $        %        $        %
                                                -        -        -        -
                                                      ($ IN MILLIONS)
GEOGRAPHIC REGION
------------------
West......................................     54.0     32.9     71.3     34.3
Mountain..................................     41.2     25.1     48.3     23.3
Northeast.................................     25.3     15.4     25.6     12.3
Southwest.................................     16.8     10.2     20.9     10.1
Midwest...................................     14.7      8.9     25.5     12.3
Southeast.................................     12.4      7.5     16.1      7.7
                                              -----    -----    -----    -----
          Total...........................    164.4    100.0    207.7    100.0
                                              =====    =====    =====    =====

     The states with the largest concentrations of mortgage loans and real estate investments at December 31, 1997 are: California, $33.8 million (20.6%); New York, $19.1 million (11.6%); Texas, $16.2 million (9.9%); Arizona, $13.6 million (8.3%); Washington, $11.6 million (7.1%) and Idaho, $10.7 million (6.5%).

                     MONY LIFE INSURANCE COMPANY OF AMERICA

9.  OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED):
     As of December 31, 1997 and 1996, the real estate and mortgage loan portfolio was also diversified as follows:

                                                   1997              1996
                                              --------------    --------------
                                                $        %        $        %
                                                -        -        -        -
                                                      ($ IN MILLIONS)
PROPERTY TYPE
--------------
Agriculture.................................   99.5     60.5    117.8     56.7
Office Building.............................   24.5     14.9     34.9     16.8
Hotel.......................................   15.0      9.1     21.5     10.4
Retail......................................   10.3      6.3     12.3      5.9
Industrial..................................    7.3      4.5      9.4      4.5
Other.......................................    4.4      2.6      4.4      2.1
Apartments..................................    3.4      2.1      7.4      3.6
                                              -----    -----    -----    -----
          Total.............................  164.4    100.0    207.7    100.0
                                              =====    =====    =====    =====

10.  RESERVES:

     The withdrawal characteristics of the Company's annuity actuarial reserves and deposit liabilities as of December 31, 1997 were as follows:

                                                              ($ IN MILLIONS)
Not subject to discretionary withdrawal provision...........     $   77.1
Subject to discretionary withdrawal -- with adjustment:
     -  at book value less surrender charges of 5% or
       more.................................................        180.9
     -  at market value.....................................      3,403.3
                                                                 --------
               Subtotal.....................................      3,584.2
Subject to discretionary withdrawal -- without adjustment:
     -  at book value (minimal or no charge or
       adjustment)..........................................        475.1
                                                                 --------
               Total annuity actuarial reserves and deposit
                 liabilities -- gross and net of
                 reinsurance................................     $4,136.4
                                                                 ========

     The amounts above are included in the Company's statements of admitted assets, liabilities, capital and surplus as life insurance and annuity reserves ($0.7) billion and separate account liabilities ($3.4) billion.

11.  REINSURANCE:

     Life insurance business is ceded on a yearly renewable term basis to MONY and other insurance companies under various reinsurance contracts. The Company's general practice is to retain no more than $0.5 million of risk on any one person. The total amount of reinsured life insurance in force on this basis was $2.7 billion and $2.6 billion at December 31, 1997 and 1996, respectively. Premiums ceded under these contracts were $16.1 million and $14.6 million; benefit payments recovered were $11.6 million and $17.3 million; policy reserve credits recorded were $11.1 million and $10.6 million; and recoverable amounts on paid and unpaid losses were $2.4 million and $3.5 million in 1997 and 1996, respectively.

     The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

12.  FEDERAL INCOME TAXES:

     The Company is included in the consolidated federal income tax return with its parent, MONY, and the parent's non-life subsidiaries. The allocation of federal income taxes is based upon separate return calculations with current credit for net losses and other federal income tax credits provided to the life insurance members of the affiliated group. Intercompany tax balances are settled annually in the fourth quarter.

     The Company's federal income tax returns for years through 1991 have been examined with no proposed material adjustments. In the opinion of management, adequate provision has been made for any additional taxes that may become due with respect to open years.

     Pre-tax operating gains and pre-tax realized gains, as reported in the accompanying statements of operations, differ from taxable income reported for tax purposes. Significant differences include the deferral and amortization of policy acquisition costs for tax purposes, the difference between statutory and tax reserves, depreciation expense and related recapture, capital gains deferred to the IMR, and equity in joint ventures.

13.  COMMITMENTS AND CONTINGENCIES:

     In late 1995 and during 1996, a number of purported class actions were commenced in various state and federal courts against the Company and MONY ("the Companies") alleging that the Companies engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies during the period 1980 to the present. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e. breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). The Companies have answered the complaints in each action (except for one being voluntarily held in abeyance), have denied any wrongdoing, and have asserted numerous affirmative defenses.

     On June 7, 1996, the New York State Supreme Court certified the Goshen case, being the first of the aforementioned class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination, had an ownership interest in a whole or universal life insurance policy issued by the Companies and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Companies filed a motion to dismiss or, alternatively, motion for summary judgment on all counts of the complaint.

     The Massachusetts District Court in the Multidistrict Litigation has entered an order recognizing the Goshen case as the lead case and essentially holding all of the federal cases in abeyance pending the action of the Goshen case. Consequently, all other putative class actions have been either consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts, or are being voluntarily held in abeyance pending the outcome of the Goshen case.

     On October 21, 1997, the New York State Supreme Court granted the Companies' motion for summary judgment and dismissed all claims filed in the Goshen case against the Companies. The order by the New York State Supreme Court has been appealed to the Appellate Division by plaintiffs and all actions before the United States District Court for the District of Massachusetts are still pending.

     In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings in connection with its businesses. The claimants in certain of these actions and proceedings seek damages of unspecified amounts. In addition, insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

13.  COMMITMENTS AND CONTINGENCIES (CONTINUED):
     In the opinion of management of the Company, resolution of contingent liabilities arising from litigation, income taxes and other matters will not have a material adverse effect on the Company's statutory surplus or results of operations.

     At December 31, 1997, the Company had a commitment to issue a $1.9 million fixed rate farm loan with an interest rate of 7.8% and a duration of 10 years. There were no outstanding bond commitments as of December 31, 1997.

14.  YEAR 2000:

     The Year 2000 issue is the result of the widespread use of computer programs written using two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe capacity necessary to accommodate a four-digit year field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major systems failure or miscalculations. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has developed and implemented a plan to resolve the issue. The Company currently believes that, with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed on a timely basis, the Year 2000 issue may have a material impact on the operations of the Company. Furthermore, even if the Company completes such modifications and conversions on a timely basis, there can be no assurance that the failure by vendors or other third parties to solve the Year 2000 problem will not have a material impact on the operations of the Company.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                            (AMOUNTS IN $ THOUSANDS)

     The following is a summary of certain financial data from the Company's Annual Statement included in other exhibits and schedules subjected to audit procedures by independent accountants and utilized by the Company's actuaries in the determination of reserves:

INVESTMENT INCOME EARNED:
-------------------------
    U.S. Government bonds...................................           387
    Other bonds (unaffiliated)..............................        77,378
    Bonds of affiliates.....................................           602
    Preferred stocks (unaffiliated).........................             0
    Preferred stocks of affiliates..........................             0
    Common stocks (unaffiliated)............................             1
    Common stocks of affiliates.............................             0
    Mortgage loans..........................................        12,097
    Real estate.............................................         8,565
    Premium notes, policy loans and liens...................         3,465
    Collateral loans........................................             0
    Cash on hand and on deposit.............................           117
    Short-term investments..................................         4,652
    Other invested assets...................................           571
    Derivative instruments..................................             0
    Aggregate write-ins for investment income...............         1,355
                                                                ----------
        Gross investment income.............................       109,190
                                                                ==========
REAL ESTATE OWNED -- BOOK VALUE LESS ENCUMBRANCES...........        22,627
MORTGAGE LOANS -- BOOK VALUE:
-----------------------------
    Farm mortgages..........................................        99,492
    Residential mortgages...................................             0
    Commercial mortgages....................................        35,336
                                                                ----------
        Total mortgage loans................................       134,828
                                                                ==========
MORTGAGE LOANS BY STANDING -- BOOK VALUE:
-----------------------------------------
    Good standing...........................................       120,120
    Good standing with restructured terms...................        14,126
    Interest overdue more than three months, not in
     foreclosure............................................             0
    Foreclosure in process..................................           582
                                                                ----------
        Total mortgage loans................................       134,828
                                                                ==========
OTHER LONG TERM ASSETS -- STATEMENT VALUE...................        52,824
COLLATERAL LOANS............................................             0
BONDS AND STOCKS OF PARENTS, SUBSIDIARIES AND
AFFILIATES -- BOOK VALUE:
-------------------------
    Bonds...................................................        16,000
    Preferred Stocks........................................             0
    Common Stocks...........................................             0

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                            (AMOUNTS IN $ THOUSANDS)

BONDS AND SHORT-TERM INVESTMENTS BY CLASS AND MATURITY:
-------------------------------------------------------
BONDS AND SHORT-TERM INVESTMENTS BY MATURITY -- STATEMENT
VALUE:
---------------------------------------------------------
    Due within one year or less.............................        84,300
    Over 1 year through 5 years.............................       573,903
    Over 5 years through 10 years...........................       344,927
    Over 10 years through 20 years..........................        68,716
    Over 20 years...........................................        28,578
                                                                ----------
        Total by Maturity...................................     1,100,424
                                                                ==========
BONDS AND SHORT-TERM INVESTMENTS BY MATURITY -- STATEMENT
VALUE:
---------------------------------------------------------
    Class 1.................................................       579,042
    Class 2.................................................       441,677
    Class 3.................................................        66,571
    Class 4.................................................        12,524
    Class 5.................................................             0
    Class 6.................................................           610
                                                                ----------
        Total by Class......................................     1,100,424
                                                                ==========
TOTAL BONDS AND SHORT-TERM INVESTMENTS -- PUBLICLY TRADED...       645,558
TOTAL BONDS AND SHORT-TERM INVESTMENTS -- PRIVATELY
  PLACED....................................................       454,866
PREFERRED STOCKS -- STATEMENT VALUE.........................             0
COMMON STOCKS -- MARKET VALUE...............................           981
SHORT-TERM INVESTMENTS -- BOOK VALUE........................        25,700
FINANCIAL OPTIONS OWNED -- STATEMENT VALUE..................             0
FINANCIAL OPTIONS WRITTEN AND IN FORCE -- STATEMENT VALUE...             0
FINANCIAL FUTURES CONTRACTS OPEN -- CURRENT PRICE...........             0
CASH ON HAND AND ON DEPOSIT.................................        20,256
LIFE INSURANCE IN FORCE:
------------------------
    Industrial..............................................             0
    Ordinary................................................    11,744,853
    Credit Life.............................................             0
    Group Life..............................................     1,875,204
AMOUNT OF ACCIDENTAL DEATH INSURANCE IN FORCE UNDER ORDINARY
  POLICIES..................................................       158,466
LIFE INSURANCE POLICIES WITH DISABILITY PROVISIONS IN FORCE:
------------------------------------------------------------
    Industrial..............................................             0
    Ordinary................................................     3,671,469
    Credit Life.............................................             0
    Group Life..............................................       199,912
SUPPLEMENTARY CONTRACTS IN FORCE:
---------------------------------
    Ordinary -- Not Involving Life Contingencies
        Amount on Deposit...................................        19,131
        Income Payable......................................           969
    Ordinary -- Involving Life Contingencies
        Income Payable......................................         2,996
    Group -- Not Involving Life Contingencies
        Amount on Deposit...................................            28
        Income Payable......................................             0
    Group -- Involving Life Contingencies
        Income Payable......................................            15

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                            (AMOUNTS IN $ THOUSANDS)

ANNUITIES:
-----------------------------------------------------------------------------------------------------
    Ordinary
-----------------------------------------------------------------------------------------------------
        Immediate -- Amount of Income Payable........................................................          0
        Deferred -- Fully Paid -- Account Balance....................................................          0
        Deferred -- Not Fully Paid -- Account Balance................................................          0
    Group
-----------------------------------------------------------------------------------------------------
        Amount of Income Payable.....................................................................          0
        Fully Paid -- Account Balance................................................................     61,031
        Not Fully Paid -- Account Balance............................................................          0
ACCIDENT AND HEALTH INSURANCE -- PREMIUMS IN FORCE:
-----------------------------------------------------------------------------------------------------
    Ordinary.........................................................................................          0
    Group............................................................................................          0
    Credit...........................................................................................          0
DEPOSIT FUNDS AND DIVIDEND ACCUMULATIONS:
-----------------------------------------------------------------------------------------------------
    Deposit Funds -- Account Balance.................................................................    632,579
    Dividend Accumulations -- Account Balance........................................................          0
CLAIM PAYMENTS 1997:
-----------------------------------------------------------------------------------------------------
    Group Accident and Health -- Year Ended December 31, 1997........................................          0
        1997.........................................................................................          0
        1996.........................................................................................          0
        1995.........................................................................................          0
        1994.........................................................................................          0
        1993.........................................................................................          0
        Prior........................................................................................          0
CLAIM PAYMENTS 1997:
-----------------------------------------------------------------------------------------------------
    Other Accident and Health -- Year Ended December 31, 1997
        1997.........................................................................................          0
        1996.........................................................................................          0
        1995.........................................................................................          0
        1994.........................................................................................          0
        1993.........................................................................................          0
        Prior........................................................................................          0
    Other coverages that use developmental methods to calculate claims reserves -- Year Ended
     December 31, 1997
        1997.........................................................................................          0
        1996.........................................................................................          0
        1995.........................................................................................          0
        1994.........................................................................................          0
        1993.........................................................................................          0
        Prior........................................................................................          0

                                   APPENDIX A

                          DEATH BENEFIT PERCENTAGE FOR
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                                                              APPLICABLE
ATTAINED AGE                                                  PERCENTAGE
------------                                                  ----------
40 and Under................................................     250%
41..........................................................     243
42..........................................................     236
43..........................................................     229
44..........................................................     222
45..........................................................     215
46..........................................................     209
47..........................................................     203
48..........................................................     197
49..........................................................     191
50..........................................................     185
51..........................................................     178
52..........................................................     171
53..........................................................     164
54..........................................................     157
55..........................................................     150
56..........................................................     146
57..........................................................     142
58..........................................................     138
59..........................................................     134
60..........................................................     130
61..........................................................     128
62..........................................................     126
63..........................................................     124
64..........................................................     122
65..........................................................     120
66..........................................................     119
67..........................................................     118
68..........................................................     117
69..........................................................     116
70..........................................................     115
71..........................................................     113
72..........................................................     111
73..........................................................     109
74..........................................................     107
75-90.......................................................     105
91..........................................................     104
92..........................................................     103
93..........................................................     102
94-100......................................................     101

                                   APPENDIX B

                  MONTHLY PER $1,000 SPECIFIED AMOUNT FACTORS

ISSUE                                                             FACTOR
AGE                                                             PER $1,000
-----                                                           ----------
0-17........................................................      $0.07
18-36.......................................................       0.08
37..........................................................       0.09
38..........................................................       0.09
39..........................................................       0.10
40..........................................................       0.10
41..........................................................       0.10
42..........................................................       0.11
43..........................................................       0.11
44..........................................................       0.12
45..........................................................       0.12
46..........................................................       0.12
47..........................................................       0.13
48..........................................................       0.13
49..........................................................       0.14
50..........................................................       0.14
51..........................................................       0.14
52..........................................................       0.15
53..........................................................       0.15
54..........................................................       0.16
55..........................................................       0.16
56..........................................................       0.16
57..........................................................       0.17
58..........................................................       0.17
59..........................................................       0.18
60..........................................................       0.18
61..........................................................       0.18
62..........................................................       0.19
63..........................................................       0.19
64..........................................................       0.20
65..........................................................       0.20
66..........................................................       0.20
67..........................................................       0.21
68..........................................................       0.21
69..........................................................       0.22
70..........................................................       0.22
71..........................................................       0.22
72..........................................................       0.23
73..........................................................       0.23
74..........................................................       0.24
75..........................................................       0.24
76..........................................................       0.24
77..........................................................       0.25
78..........................................................       0.25
79..........................................................       0.26
80..........................................................       0.26
81..........................................................       0.26
82..........................................................       0.27
83..........................................................       0.27
84..........................................................       0.28
85..........................................................       0.28

                                   APPENDIX C

                         GUARANTEED DEATH BENEFIT RIDER
                 MONTHLY GUARANTEE PREMIUM FOR GUARANTEED DEATH
              BENEFIT RIDER WITH TEN YEAR/AGE 70 GUARANTEE PERIOD

                                                                MONTHLY GUARANTEE
                                                                     PREMIUM
                                                                -----------------
Specified Amount = $200,000
Male age 45 Preferred Nonsmoker Death Benefit Option 1......         $229.17
Female age 45 Preferred Nonsmoker Death Benefit Option 1....         $174.00
Male age 45 Standard Smoker Death Benefit Option 1..........         $379.83
Male age 45 Preferred Nonsmoker Death Benefit Option 2......         $229.17
Male age 35 Preferred Nonsmoker Death Benefit Option 1......         $155.83
Male age 55 Preferred Nonsmoker Death Benefit Option 1......         $370.83

                                   APPENDIX D

                ILLUSTRATIONS OF DEATH PROCEEDS, FUND VALUES AND
                        CASH VALUES, AND PREMIUM OUTLAYS

     The following tables illustrate how the key financial elements of the Policy work, specifically, how the death benefits, Fund Values and Cash Values could vary over an extended period of time. In addition, each table compares these values with premiums paid accumulated with interest.

The Policies illustrated include the following:

                                                  BENEFIT   SPECIFIED   SEE
 SEX    AGE                 SMOKER                OPTION     AMOUNT     PAGE
 ---    ---                 ------                -------   ---------   ----
Male    45    Preferred Non-smoker                   1      $200,000    D- 5
Female  45    Preferred Non-smoker                   1      $200,000    D-15
Male    45    Standard Smoker                        1      $200,000    D-25
Male    45    Preferred Non-smoker                   2      $200,000    D-34
Male    35    Preferred Non-smoker                   1      $200,000    D-44
Male    55    Preferred Non-smoker                   1      $200,000    D-54

     The tables show how Death Proceeds, Fund Values and Cash Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the periods indicated in each table. The values will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the death benefits, Fund Values and Cash Values will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Policy years. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

     The amounts shown for Death Proceeds, Fund Values and Cash Values reflect the fact the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied against the Subaccounts of the Variable Account (i.e., the mortality and expense risk charge) as well as the premium loads, administrative charges and Surrender Charges. The difference between the Fund Value and the Cash Value in the first 14 years is the Surrender Charge.

     The tables illustrate cost of insurance and expense charges at both current
rates (which are described under Cost of Insurance, page   ) and at the maximum
rates guaranteed in the Policies. The amounts shown at the end of each Policy year reflect a daily charge against the Funds as well as those assessed against the Subaccounts. These charges include the charge against the Subaccounts for mortality and expense risks and the effect on each Subaccount's investment experience of the charge to Portfolio assets for investment management and direct expenses. The mortality and expense risk fee is .35% annually on a guaranteed basis.

     The tables also reflect a deduction for a daily investment advisory fee and for other expenses of the Portfolio at a rate equivalent to an annual rate of 0.75% of the aggregate average daily net assets of the Portfolio. This hypothetical rate is representative of the average maximum investment advisory fee and other expenses of the Portfolios applicable to the Subaccounts of the Variable Account. Actual fees and other expenses vary by Portfolio and may be subject to agreements by the sponsor to waive or otherwise reimburse each Portfolio for operating expenses which exceed certain limits. There can be no assurance that the expense reimbursement arrangements will continue in the future, and any unreimbursed expenses would be reflected in the values included on the tables.

     The effect of these investment management, direct expenses and mortality and expense risk charges on a 0% gross rate of return would result in a net rate of return of -.75%, on 6% it would be 5.25%, and on 12% it would be 11.25%.

     The tables assume the deduction of charges including administrative and sales charges. For each age, there are tables for death benefit Options 1 and 2 and each option is illustrated using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

     The following are descriptions of Table columns and key terms:

     Age:  Insured's attained age at the end of the policy year

     Premium Outlay: The annualized out-of-pocket premium payments for each policy year including scheduled and any anticipated unscheduled premium payments. Premium payments are assumed to be paid at the beginning of each premium paying period. Amounts of surrenders and loans plus loan interest if any, are shown on the pages captioned "Premiums, Surrenders and Loans".

     Premium Accumulated at 5%: is equal to the premiums compounded at an annual effective rate of 5% and is shown at the end of the year.

GUARANTEED CHARGES AT 0.00%, 6.00% OR 12.00%

     Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year, assuming a 0.00%, 6.00% or 12,00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

CURRENT CHARGES AT 0.00%, 6.00% OR 12.00%

     Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates.


     The Company will furnish, upon request, a comparable illustration based on the age and sex of the proposed Insured, standard Premium Class assumptions and an initial Specified Amount and Scheduled Premium Payments of the applicant's choice. If a Policy is purchased, an individualized illustration will be delivered reflecting the Scheduled Premium Payment chosen and the Insured's actual risk class. After issuance, the Company will provide upon request an illustration of future Policy benefits based on both guaranteed and current cost factor assumptions and actual Account Value.


     The following is the page of supplemental footnotes to each of the flexible premium variable life to age 100 numeric summary and standard ledger statements which follow and which begin on pages B-4.

            STANDARD LEDGER STATEMENT -- SUPPLEMENTAL FOOTNOTE PAGE
                            MONY CUSTOM EQUITYMASTER
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
                     MONY LIFE INSURANCE COMPANY OF AMERICA

ADDITIONAL INFORMATION

     This policy has been tested for the possibility of classification as a modified endowment. This test is not a guarantee that a policy will not be classified as a modified endowment.

     This illustration has been checked against federal tax laws relating to their definition of life insurance and is in compliance based on proposed premium payments and coverages. Any decrease in specified amount and/or a change in death benefit option 2 to death benefit option 1 and/or surrenders occurring in the first 15 years may cause a taxable event. In addition, if the policy is defined as a modified endowment policy, a loan, surrender, or assignment or pledge (unless such assignment or pledge is for burial expenses and the maximum death benefit is not in excess of $25,000) may be considered a taxable distribution and a ten percent penalty may be added to any tax on the distribution. Please consult your tax advisor for advice.

                               GUIDELINE PREMIUMS

   AGE, GENDER, UNDERWRITING CLASSIFICATION     INITIAL GUIDELINE   INITIAL GUIDELINE
           AND DEATH BENEFIT OPTION              SINGLE PREMIUM      ANNUAL PREMIUM
   ----------------------------------------     -----------------   -----------------
Age 45, Male, Non-Smoker Preferred, Option 1       $47,689.19          $ 3,998.48
Age 45, Female, Non-Smoker Preferred, Option 1     $41,065.27          $ 3,374.75
Age 45, Male, Smoker Standard, Option 1            $60,522.27          $ 5,271.13
Age 45, Male, Non-Smoker, Preferred, Option 2      $47,689.19          $12,671.23
Age 35, Male, Non-Smoker, Preferred, Option 1      $30,537.53          $ 2,489.50
Age 55, Male, Non-Smoker, Preferred, Option 1      $72,459.17          $ 6,673.55

     Values shown on this illustration are based on a policyowner tax bracket of 0%.

     Premiums are assumed to be paid at the beginning of the payment period. Policy values and ages are shown as of the end of the policy year and reflect the effect of all loans and surrenders. The death proceeds, fund value and value upon surrender will differ if premiums are paid in different amounts, frequencies, or not on the due date.

     The policy's cash value is net of any applicable surrender charge.

     Premiums less the following deductions are added to the fund value:

     1.  A premium tax charge of 2.25% of gross premiums in all policy years.


     2. A sales charge on the gross premiums. The sales charges equal 4% of each premium dollar paid for amounts less than $500,000, and 3% for total amounts of $500,000 or more.


     3.  A DAC tax charge of 1.50% of gross premiums in all policy years.

     Those columns assuming guaranteed charges use the current monthly mortality charges, current monthly administrative charges, current charges for mortality and expense risks, current charges for rider benefits, if any, and current premium sales charge ("current charges" for the first year) as well as the assumed hypothetical gross annual investment return indicated. Thereafter these columns use guaranteed monthly mortality charges, guaranteed monthly administrative charges, guaranteed charges for mortality and expense risks, guaranteed charges for rider benefits if any, guaranteed maximum premium sales charge, and the assumed hypothetical gross annual investment return indicated. Those columns assuming current charges are based upon "current charges" and the assumed hypothetical gross annual investment return indicated.

     The current charges declared by MONY Life Insurance Company of America are guaranteed for the first policy year and apply to policies issued as of the illustration preparation date and could change between the preparation date and the date the policy is issued. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company of America.

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,650         0    1,813   200,000         0    1,813   200,000         0    1,813   200,000
   5       2,650     4,585    6,705   200,000     4,585    6,705   200,000     6,251    8,371   200,000
   10      2,650     9,413   10,738   200,000     9,413   10,738   200,000    14,628   15,953   200,000
   20      2,650     6,766    6,766   200,000     6,766    6,766   200,000    23,225   23,225   200,000
@ Age 70   2,650    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    18,754   18,754   200,000
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 32 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           0.00% (-.75% NET)             0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    46     2,650      2,783         0      1,813  200,000        0   1,813  200,000         0       1,813     200,000
  2    47     2,650      5,704     1,022      3,142  200,000    1,022   3,142  200,000     1,419       3,539     200,000
  3    48     2,650      8,772     2,272      4,392  200,000    2,272   4,392  200,000     3,059       5,179     200,000
  4    49     2,650     11,993     3,467      5,587  200,000    3,467   5,587  200,000     4,662       6,782     200,000
  5    50     2,650     15,375     4,585      6,705  200,000    4,585   6,705  200,000     6,251       8,371     200,000
  6    51     2,650     18,926     5,605      7,725  200,000    5,605   7,725  200,000     7,825       9,945     200,000
  7    52     2,650     22,655     6,528      8,648  200,000    6,528   8,648  200,000     9,386      11,506     200,000
  8    53     2,650     26,570     7,621      9,476  200,000    7,621   9,476  200,000    11,176      13,031     200,000
  9    54     2,650     30,681     8,574     10,164  200,000    8,574  10,164  200,000    12,930      14,520     200,000
 10    55     2,650     34,998     9,413     10,738  200,000    9,413  10,738  200,000    14,628      15,953     200,000
 11    56     2,650     39,530    10,093     11,153  200,000   10,093  11,153  200,000    16,249      17,309     200,000
 12    57     2,650     44,289    10,615     11,410  200,000   10,615  11,410  200,000    17,773      18,568     200,000
 13    58     2,650     49,286    10,980     11,510  200,000   10,980  11,510  200,000    19,181      19,711     200,000
 14    59     2,650     54,533    11,144     11,409  200,000   11,144  11,409  200,000    20,432      20,697     200,000
 15    60     2,650     60,042    11,107     11,107  200,000   11,107  11,107  200,000    21,487      21,487     200,000
 16    61     2,650     65,827    10,846     10,846  200,000   10,846  10,846  200,000    22,329      22,329     200,000
 17    62     2,650     71,901    10,336     10,336  200,000   10,336  10,336  200,000    22,915      22,915     200,000
 18    63     2,650     78,278     9,509      9,509  200,000    9,509   9,509  200,000    23,228      23,228     200,000
 19    64     2,650     84,975     8,336      8,336  200,000    8,336   8,336  200,000    23,331      23,331     200,000
 20    65     2,650     92,006     6,766      6,766  200,000    6,766   6,766  200,000    23,225      23,225     200,000
 21    66     2,650     99,389     4,742      4,742  200,000    4,742   4,742  200,000    22,888      22,888     200,000
 22    67     2,650    107,141     2,226      2,226  200,000    2,226   2,226  200,000    22,276      22,276     200,000
 23    68     2,650    115,280    LAPSED     LAPSED   LAPSED   LAPSED  LAPSED   LAPSED    21,386      21,386     200,000
 24    69     2,650    123,827                                                            20,214      20,214     200,000
 25    70     2,650    132,801                                                            18,754      18,754     200,000

This is an illustration, not a policy.

Borrowed funds are credited at 1.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                 GUARANTEED CHARGES                      CURRENT CHARGES
                                 --------------------------------------------------  ------------------------
                                    0.00% (-.75% NET)         0.00% (-.75% NET)         0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 26    71     2,650    142,223                                                       16,956  16,956  200,000
 27    72     2,650    152,117                                                       14,852  14,852  200,000
 28    73     2,650    162,505                                                       12,344  12,344  200,000
 29    74     2,650    173,413                                                        9,326   9,326  200,000
 30    75     2,650    184,866                                                        5,703   5,703  200,000
 31    76     2,650    196,892                                                        1,396   1,396  200,000
 32    77     2,650    209,519                                                       LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,650         0    1,813   200,000         0    1,940   200,000         0    1,940   200,000
   5       2,650     4,585    6,705   200,000     6,162    8,282   200,000     8,027   10,147   200,000
   10      2,650     9,413   10,738   200,000    14,857   16,182   200,000    21,335   22,660   200,000
   20      2,650     6,766    6,766   200,000    26,375   26,375   200,000    51,993   51,993   200,000
@ Age 70   2,650    LAPSED   LAPSED    LAPSED    20,215   20,215   200,000    66,449   66,449   200,000
@ Age 85   2,650    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    83,915   83,915   200,000
@ Age 90   2,650    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    27,677   27,677   200,000

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 29 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 46 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           6.00% (5.25% NET)             6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    46     2,650      2,783         0      1,813  200,000        0   1,940  200,000         0       1,940     200,000
  2    47     2,650      5,704     1,022      3,142  200,000    1,376   3,496  200,000     1,785       3,905     200,000
  3    48     2,650      8,772     2,272      4,392  200,000    2,942   5,062  200,000     3,778       5,898     200,000
  4    49     2,650     11,993     3,467      5,587  200,000    4,544   6,664  200,000     5,850       7,970     200,000
  5    50     2,650     15,375     4,585      6,705  200,000    6,162   8,282  200,000     8,027      10,147     200,000
  6    51     2,650     18,926     5,605      7,725  200,000    7,772   9,892  200,000    10,315      12,435     200,000
  7    52     2,650     22,655     6,528      8,648  200,000    9,378  11,498  200,000    12,720      14,840     200,000
  8    53     2,650     26,570     7,621      9,476  200,000   11,245  13,100  200,000    15,491      17,346     200,000
  9    54     2,650     30,681     8,574     10,164  200,000   13,064  14,654  200,000    18,367      19,957     200,000
 10    55     2,650     34,998     9,413     10,738  200,000   14,857  16,182  200,000    21,335      22,660     200,000
 11    56     2,650     39,530    10,093     11,153  200,000   16,580  17,640  200,000    24,377      25,437     200,000
 12    57     2,650     44,289    10,615     11,410  200,000   18,232  19,027  200,000    27,480      28,275     200,000
 13    58     2,650     49,286    10,980     11,510  200,000   19,810  20,340  200,000    30,627      31,157     200,000
 14    59     2,650     54,533    11,144     11,409  200,000   21,269  21,534  200,000    33,785      34,050     200,000
 15    60     2,650     60,042    11,107     11,107  200,000   22,604  22,604  200,000    36,918      36,918     200,000
 16    61     2,650     65,827    10,846     10,846  200,000   23,800  23,800  200,000    40,023      40,023     200,000
 17    62     2,650     71,901    10,336     10,336  200,000   24,834  24,834  200,000    43,073      43,073     200,000
 18    63     2,650     78,278     9,509      9,509  200,000   25,634  25,634  200,000    46,052      46,052     200,000
 19    64     2,650     84,975     8,336      8,336  200,000   26,168  26,168  200,000    49,023      49,023     200,000
 20    65     2,650     92,006     6,766      6,766  200,000   26,375  26,375  200,000    51,993      51,993     200,000
 21    66     2,650     99,389     4,742      4,742  200,000   26,192  26,192  200,000    54,950      54,950     200,000
 22    67     2,650    107,141     2,226      2,226  200,000   25,567  25,567  200,000    57,868      57,868     200,000
 23    68     2,650    115,280    LAPSED     LAPSED   LAPSED   24,421  24,421  200,000    60,752      60,752     200,000
 24    69     2,650    123,827                                 22,686  22,686  200,000    63,610      63,610     200,000
 25    70     2,650    132,801                                 20,215  20,215  200,000    66,449      66,449     200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           6.00% (5.25% NET)             6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
 26    71     2,650    142,223                                 16,864  16,864  200,000    69,245      69,245     200,000
 27    72     2,650    152,117                                 12,435  12,435  200,000    72,037      72,037     200,000
 28    73     2,650    162,505                                  6,651   6,651  200,000    74,771      74,771     200,000
 29    74     2,650    173,413                                 LAPSED  LAPSED   LAPSED    77,394      77,394     200,000
 30    75     2,650    184,866                                                            79,866      79,866     200,000
 31    76     2,650    196,892                                                            82,161      82,161     200,000
 32    77     2,650    209,519                                                            84,234      84,234     200,000
 33    78     2,650    222,777                                                            86,025      86,025     200,000
 34    79     2,650    236,699                                                            87,495      87,495     200,000
 35    80     2,650    251,316                                                            88,569      88,569     200,000
 36    81     2,650    266,665                                                            89,177      89,177     200,000
 37    82     2,650    282,780                                                            89,218      89,218     200,000
 38    83     2,650    299,702                                                            88,602      88,602     200,000
 39    84     2,650    317,469                                                            86,933      86,933     200,000
 40    85     2,650    336,125                                                            83,915      83,915     200,000
 41    86     2,650    355,714                                                            79,162      79,162     200,000
 42    87     2,650    376,282                                                            72,114      72,114     200,000
 43    88     2,650    397,879                                                            61,883      61,883     200,000
 44    89     2,650    420,555                                                            47,569      47,569     200,000
 45    90     2,650    444,366                                                            27,677      27,677     200,000
 46    91     2,650    469,366                                                            LAPSED      LAPSED      LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*             GUARANTEED CHARGES**                 CURRENT CHARGES***
                    --------------------------   ---------------------------------   ---------------------------------
                        0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
   1       2,650         0    1,813   200,000            0       2,067     200,000           0       2,067     200,000
   5       2,650     4,585    6,705   200,000        8,035      10,155     200,000      10,118      12,238     200,000
   10      2,650     9,413   10,738   200,000       22,931      24,256     200,000      31,033      32,358     200,000
   20      2,650     6,766    6,766   200,000       76,011      76,011     200,000     117,652     117,652     200,000
@ Age 70   2,650    LAPSED   LAPSED    LAPSED      125,872     125,872     200,000     208,225     208,225     241,541
@ Age 85   2,650    LAPSED   LAPSED    LAPSED      620,636     620,636     651,668   1,028,180   1,028,180   1,079,589
@ Age 90   2,650    LAPSED   LAPSED    LAPSED    1,007,251   1,007,251   1,057,613   1,689,957   1,689,957   1,774,455

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                         GUARANTEED CHARGES
                                 ------------------------------------------------------------------
                                         0.00% (-.75% NET)                12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH        FUND        DEATH       CASH       FUND      DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE       VALUE     PROCEEDS     VALUE      VALUE     PROCEEDS
  1    46     2,650      2,783         0       1,813     200,000           0      2,067    200,000
  2    47     2,650      5,704     1,022       3,142     200,000       1,746      3,866    200,000
  3    48     2,650      8,772     2,272       4,392     200,000       3,674      5,794    200,000
  4    49     2,650     11,993     3,467       5,587     200,000       5,771      7,891    200,000
  5    50     2,650     15,375     4,585       6,705     200,000       8,035     10,155    200,000
  6    51     2,650     18,926     5,605       7,725     200,000      10,461     12,581    200,000
  7    52     2,650     22,655     6,528       8,648     200,000      13,070     15,190    200,000
  8    53     2,650     26,570     7,621       9,476     200,000      16,152     18,007    200,000
  9    54     2,650     30,681     8,574      10,164     200,000      19,423     21,013    200,000
 10    55     2,650     34,998     9,413      10,738     200,000      22,931     24,256    200,000
 11    56     2,650     39,530    10,093      11,153     200,000      26,665     27,725    200,000
 12    57     2,650     44,289    10,615      11,410     200,000      30,657     31,452    200,000
 13    58     2,650     49,286    10,980      11,510     200,000      34,945     35,475    200,000
 14    59     2,650     54,533    11,144      11,409     200,000      39,531     39,796    200,000
 15    60     2,650     60,042    11,107      11,107     200,000      44,459     44,459    200,000
 16    61     2,650     65,827    10,846      10,846     200,000      49,787     49,787    200,000
 17    62     2,650     71,901    10,336      10,336     200,000      55,568     55,568    200,000
 18    63     2,650     78,278     9,509       9,509     200,000      61,822     61,822    200,000
 19    64     2,650     84,975     8,336       8,336     200,000      68,616     68,616    200,000
 20    65     2,650     92,006     6,766       6,766     200,000      76,011     76,011    200,000
 21    66     2,650     99,389     4,742       4,742     200,000      84,090     84,090    200,000
 22    67     2,650    107,141     2,226       2,226     200,000      92,967     92,967    200,000
 23    68     2,650    115,280    LAPSED      LAPSED      LAPSED     102,774    102,774    200,000
 24    69     2,650    123,827                                       113,682    113,682    200,000
 25    70     2,650    132,801                                       125,872    125,872    200,000

             CURRENT CHARGES
      ------------------------------
           12.00% (11.25% NET)
END
 OF     CASH       FUND      DEATH
YEAR   VALUE      VALUE     PROCEEDS
  1         0      2,067    200,000
  2     2,167      4,287    200,000
  3     4,559      6,679    200,000
  4     7,192      9,312    200,000
  5    10,118     12,238    200,000
  6    13,368     15,488    200,000
  7    16,979     19,099    200,000
  8    21,233     23,088    200,000
  9    25,909     27,499    200,000
 10    31,033     32,358    200,000
 11    36,637     37,697    200,000
 12    42,758     43,555    200,000
 13    49,441     49,971    200,000
 14    56,722     56,987    200,000
 15    64,645     64,645    200,000
 16    73,311     73,311    200,000
 17    82,805     82,805    200,000
 18    93,239     93,239    200,000
 19   104,799    104,799    200,000
 20   117,652    117,652    200,000
 21   131,979    131,979    200,000
 22   147,989    147,989    200,000
 23   165,946    165,946    200,000
 24   186,031    186,031    217,657
 25   208,225    208,225    241,541

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued


                                                     GUARANTEED CHARGES                                 CURRENT CHARGES
                                 -----------------------------------------------------------   ---------------------------------
                                    0.00% (-.75% NET)             12.00% (11.25% NET)                 12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 26    71     2,650    142,223                               139,593     139,593     200,000     232,737     232,737     267,648
 27    72     2,650    152,117                               155,153     155,153     200,000     259,888     259,888     293,673
 28    73     2,650    162,505                               172,947     172,947     200,000     289,972     289,972     321,868
 29    74     2,650    173,413                               193,381     193,381     210,786     323,328     323,328     352,427
 30    75     2,650    184,866                               216,209     216,209     231,344     360,352     360,352     385,576
 31    76     2,650    196,892                               241,625     241,625     253,706     401,503     401,503     421,578
 32    77     2,650    209,519                               269,631     269,631     283,112     446,981     446,981     469,330
 33    78     2,650    222,777                               300,478     300,478     315,501     497,219     497,219     522,080
 34    79     2,650    236,699                               334,433     334,433     351,155     552,700     552,700     580,335
 35    80     2,650    251,316                               371,783     371,783     390,372     613,944     613,944     644,641
 36    81     2,650    266,665                               412,835     412,835     433,476     681,524     681,524     715,600
 37    82     2,650    282,780                               457,905     457,905     480,800     756,059     756,059     793,862
 38    83     2,650    299,702                               507,326     507,326     532,693     838,234     838,234     880,145
 39    84     2,650    317,469                               561,446     561,446     589,519     928,693     928,693     975,128
 40    85     2,650    336,125                               620,636     620,636     651,668   1,028,180   1,028,180   1,079,589
 41    86     2,650    355,714                               685,287     685,287     719,552   1,137,487   1,137,487   1,194,361
 42    87     2,650    376,282                               755,817     755,817     793,608   1,257,438   1,257,438   1,320,310
 43    88     2,650    397,879                               832,675     832,675     874,309   1,388,844   1,388,844   1,458,286
 44    89     2,650    420,555                               916,326     916,326     962,142   1,532,696   1,532,696   1,609,331
 45    90     2,650    444,366                             1,007,251   1,007,251   1,057,613   1,689,957   1,689,957   1,774,455
 46    91     2,650    469,366                             1,105,926   1,105,926   1,161,222   1,861,454   1,861,454   1,954,527
 47    92     2,650    495,617                             1,216,215   1,216,215   1,264,863   2,052,200   2,052,200   2,134,288
 48    93     2,650    523,181                             1,340,156   1,340,156   1,380,361   2,265,302   2,265,302   2,333,261
 49    94     2,650    552,122                             1,480,260   1,480,260   1,509,866   2,504,705   2,504,705   2,554,799
 50    95     2,650    582,511                             1,639,788   1,639,788   1,656,186   2,775,067   2,775,067   2,802,817


This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                     GUARANTEED CHARGES                                 CURRENT CHARGES
                                 -----------------------------------------------------------   ---------------------------------
END                    PREMIUM      0.00% (-.75% NET)             12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 51    96     2,650    614,419                             1,815,479   1,815,479   1,833,633   3,074,052   3,074,052   3,104,793
 52    97     2,650    647,922                             2,008,223   2,008,223   2,028,305   3,404,680   3,404,680   3,438,727
 53    98     2,650    683,101                             2,217,716   2,217,716   2,239,893   3,770,117   3,770,117   3,807,818
 54    99     2,650    720,038                             2,445,773   2,445,773   2,470,230   4,173,909   4,173,909   4,215,648
 55    100    2,650    758,823                             2,697,011   2,697,011   2,723,981   4,619,706   4,619,706   4,665,903

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,050         0    1,336   200,000         0    1,336   200,000         0    1,336   200,000
   5       2,050     2,839    4,479   200,000     2,839    4,479   200,000     4,632    6,272   200,000
   10      2,050     5,905    6,930   200,000     5,905    6,930   200,000    10,755   11,780   200,000
   20      2,050     5,669    5,669   200,000     5,669    5,669   200,000    16,392   16,392   200,000
@ Age 70   2,050    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    14,469   14,469   200,000
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 33 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           0.00% (-.75% NET)             0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    46     2,050     2,153          0      1,336  200,000        0   1,336  200,000         0       1,336     200,000
  2    47     2,050     4,413        549      2,189  200,000      549   2,189  200,000       971       2,611     200,000
  3    48     2,050     6,786      1,373      3,013  200,000    1,373   3,013  200,000     2,211       3,851     200,000
  4    49     2,050     9,278      2,144      3,784  200,000    2,144   3,784  200,000     3,439       5,079     200,000
  5    50     2,050    11,894      2,839      4,479  200,000    2,839   4,479  200,000     4,632       6,272     200,000
  6    51     2,050    14,641      3,484      5,124  200,000    3,484   5,124  200,000     5,814       7,454     200,000
  7    52     2,050    17,526      4,055      5,695  200,000    4,055   5,695  200,000     6,962       8,602     200,000
  8    53     2,050    20,554      4,758      6,193  200,000    4,758   6,193  200,000     8,281       9,716     200,000
  9    54     2,050    23,735      5,367      6,597  200,000    5,367   6,597  200,000     9,545      10,775     200,000
 10    55     2,050    27,074      5,905      6,930  200,000    5,905   6,930  200,000    10,755      11,780     200,000
 11    56     2,050    30,580      6,349      7,169  200,000    6,349   7,169  200,000    11,933      12,753     200,000
 12    57     2,050    34,262      6,701      7,316  200,000    6,701   7,316  200,000    13,059      13,674     200,000
 13    58     2,050    38,127      6,962      7,372  200,000    6,962   7,372  200,000    14,111      14,521     200,000
 14    59     2,050    42,186      7,130      7,335  200,000    7,130   7,335  200,000    14,981      15,186     200,000
 15    60     2,050    46,448      7,207      7,207  200,000    7,207   7,207  200,000    15,672      15,672     200,000
 16    61     2,050    50,923      7,253      7,253  200,000    7,253   7,253  200,000    16,223      16,223     200,000
 17    62     2,050    55,621      7,161      7,161  200,000    7,161   7,161  200,000    16,533      16,533     200,000
 18    63     2,050    60,555      6,886      6,886  200,000    6,886   6,886  200,000    16,558      16,558     200,000
 19    64     2,050    65,735      6,405      6,405  200,000    6,405   6,405  200,000    16,518      16,518     200,000
 20    65     2,050    71,174      5,669      5,669  200,000    5,669   5,669  200,000    16,392      16,392     200,000
 21    66     2,050    76,886      4,655      4,655  200,000    4,655   4,655  200,000    16,178      16,178     200,000
 22    67     2,050    82,882      3,357      3,357  200,000    3,357   3,357  200,000    15,898      15,898     200,000
 23    68     2,050    89,179      1,770      1,770  200,000    1,770   1,770  200,000    15,532      15,532     200,000
 24    69     2,050    95,791     LAPSED     LAPSED   LAPSED   LAPSED  LAPSED   LAPSED    15,056      15,056     200,000
 25    70     2,050   102,733                                                             14,469      14,469     200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                 GUARANTEED CHARGES                      CURRENT CHARGES
                                 --------------------------------------------------  ------------------------
                                    0.00% (-.75% NET)         0.00% (-.75% NET)         0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 26    71     2,050    110,022                                                       13,705  13,705  200,000
 27    72     2,050    117,675                                                       12,784  12,784  200,000
 28    73     2,050    125,712                                                       11,704  11,704  200,000
 29    74     2,050    134,150                                                       10,305  10,305  200,000
 30    75     2,050    143,010                                                        8,535   8,535  200,000
 31    76     2,050    152,313                                                        6,317   6,317  200,000
 32    77     2,050    162,081                                                        3,401   3,401  200,000
 33    78     2,050    172,337                                                       LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,050         0    1,336   200,000         0    1,432   200,000         0    1,432   200,000
   5       2,050     2,839    4,479   200,000     3,955    5,595   200,000     5,964    7,604   200,000
   10      2,050     5,905    6,930   200,000     9,611   10,636   200,000    15,764   16,789   200,000
   20      2,050     5,669    5,669   200,000    18,519   18,519   200,000    37,338   37,338   200,000
@ Age 70   2,050    LAPSED   LAPSED    LAPSED    16,541   16,541   200,000    48,218   48,218   200,000
@ Age 85   2,050    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    55,511   55,511   200,000
@ Age 90   2,050    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 45 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           6.00% (5.25% NET)             6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    46     2,050     2,153          0      1,336  200,000        0   1,432  200,000         0       1,432     200,000
  2    47     2,050     4,413        549      2,189  200,000      811   2,451  200,000     1,246       2,886     200,000
  3    48     2,050     6,786      1,373      3,013  200,000    1,859   3,499  200,000     2,750       4,390     200,000
  4    49     2,050     9,278      2,144      3,784  200,000    2,915   4,555  200,000     4,329       5,969     200,000
  5    50     2,050    11,894      2,839      4,479  200,000    3,955   5,595  200,000     5,964       7,604     200,000
  6    51     2,050    14,641      3,484      5,124  200,000    5,002   6,642  200,000     7,681       9,321     200,000
  7    52     2,050    17,526      4,055      5,695  200,000    6,035   7,675  200,000     9,461      11,101     200,000
  8    53     2,050    20,554      4,758      6,193  200,000    7,258   8,693  200,000    11,513      12,948     200,000
  9    54     2,050    23,735      5,367      6,597  200,000    8,442   9,672  200,000    13,613      14,843     200,000
 10    55     2,050    27,074      5,905      6,930  200,000    9,611  10,636  200,000    15,764      16,789     200,000
 11    56     2,050    30,580      6,349      7,169  200,000   10,739  11,559  200,000    17,993      18,813     200,000
 12    57     2,050    34,262      6,701      7,316  200,000   11,828  12,443  200,000    20,281      20,896     200,000
 13    58     2,050    38,127      6,962      7,372  200,000   12,874  13,284  200,000    22,612      23,022     200,000
 14    59     2,050    42,186      7,130      7,335  200,000   13,876  14,081  200,000    24,880      25,085     200,000
 15    60     2,050    46,448      7,207      7,207  200,000   14,833  14,833  200,000    27,088      27,088     200,000
 16    61     2,050    50,923      7,253      7,253  200,000   15,812  15,812  200,000    29,284      29,284     200,000
 17    62     2,050    55,621      7,161      7,161  200,000   16,712  16,712  200,000    31,374      31,374     200,000
 18    63     2,050    60,555      6,886      6,886  200,000   17,487  17,487  200,000    33,315      33,315     200,000
 19    64     2,050    65,735      6,405      6,405  200,000   18,107  18,107  200,000    35,308      35,308     200,000
 20    65     2,050    71,174      5,669      5,669  200,000   18,519  18,519  200,000    37,338      37,338     200,000
 21    66     2,050    76,886      4,655      4,655  200,000   18,691  18,691  200,000    39,408      39,408     200,000
 22    67     2,050    82,882      3,357      3,357  200,000   18,606  18,606  200,000    41,543      41,543     200,000
 23    68     2,050    89,179      1,770      1,770  200,000   18,248  18,248  200,000    43,729      43,729     200,000
 24    69     2,050    95,791     LAPSED     LAPSED   LAPSED   17,575  17,575  200,000    45,953      45,953     200,000
 25    70     2,050   102,733                                  16,541  16,541  200,000    48,218      48,218     200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                 GUARANTEED CHARGES                      CURRENT CHARGES
                                 --------------------------------------------------  ------------------------
                                    0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 26    71     2,050    110,022                             15,049  15,049  200,000   50,476  50,476  200,000
 27    72     2,050    117,675                             12,990  12,990  200,000   52,748  52,748  200,000
 28    73     2,050    125,712                             10,195  10,195  200,000   55,039  55,039  200,000
 29    74     2,050    134,150                              6,447   6,447  200,000   57,232  57,232  200,000
 30    75     2,050    143,010                              1,565   1,565  200,000   59,291  59,291  200,000
 31    76     2,050    152,313                             LAPSED  LAPSED   LAPSED   61,166  61,166  200,000
 32    77     2,050    162,081                                                       62,682  62,682  200,000
 33    78     2,050    172,337                                                       63,823  63,823  200,000
 34    79     2,050    183,107                                                       64,568  64,568  200,000
 35    80     2,050    194,414                                                       64,890  64,890  200,000
 36    81     2,050    206,288                                                       64,756  64,756  200,000
 37    82     2,050    218,755                                                       63,956  63,956  200,000
 38    83     2,050    231,845                                                       62,335  62,335  200,000
 39    84     2,050    245,590                                                       59,635  59,635  200,000
 40    85     2,050    260,022                                                       55,511  55,511  200,000
 41    86     2,050    275,175                                                       49,694  49,694  200,000
 42    87     2,050    291,086                                                       41,097  41,097  200,000
 43    88     2,050    307,793                                                       29,104  29,104  200,000
 44    89     2,050    325,335                                                       12,888  12,888  200,000
 45    90     2,050    343,755                                                       LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*           GUARANTEED CHARGES**              CURRENT CHARGES***
                    --------------------------   ----------------------------   ---------------------------------
                        0.00% (-.75% NET)            12.00% (11.25% NET)               12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH      FUND      DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
   1       2,050         0    1,336   200,000          0     1,528   200,000            0       1,528     200,000
   5       2,050     2,839    4,479   200,000      5,286     6,926   200,000        7,531       9,171     200,000
   10      2,050     5,905    6,930   200,000     15,152    16,177   200,000       23,012      24,037     200,000
   20      2,050     5,669    5,669   200,000     50,980    50,980   200,000       85,355      85,355     200,000
@ Age 70   2,050    LAPSED   LAPSED    LAPSED     83,098    83,098   200,000      149,335     149,335     200,000
@ Age 85   2,050    LAPSED   LAPSED    LAPSED    388,229   388,229   407,640      750,256     750,256     787,769
@ Age 90   2,050    LAPSED   LAPSED    LAPSED    638,192   638,192   670,102    1,241,404   1,241,404   1,303,474

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                         GUARANTEED CHARGES
                                 ------------------------------------------------------------------
                                      0.00% (-.75% NET)                12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH       CASH         FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS    VALUE        VALUE       PROCEEDS
  1    46     2,050     2,153          0      1,336  200,000            0        1,528      200,000
  2    47     2,050     4,413        549      2,189  200,000        1,085        2,725      200,000
  3    48     2,050     6,786      1,373      3,013  200,000        2,392        4,032      200,000
  4    49     2,050     9,278      2,144      3,784  200,000        3,796        5,436      200,000
  5    50     2,050    11,894      2,839      4,479  200,000        5,286        6,926      200,000
  6    51     2,050    14,641      3,484      5,124  200,000        6,895        8,535      200,000
  7    52     2,050    17,526      4,055      5,695  200,000        8,615       10,255      200,000
  8    53     2,050    20,554      4,758      6,193  200,000       10,665       12,100      200,000
  9    54     2,050    23,753      5,367      6,597  200,000       12,831       14,061      200,000
 10    55     2,050    27,074      5,905      6,930  200,000       15,152       16,177      200,000
 11    56     2,050    30,580      6,349      7,169  200,000       17,624       18,444      200,000
 12    57     2,050    34,262      6,701      7,316  200,000       20,268       20,883      200,000
 13    58     2,050    38,127      6,962      7,372  200,000       23,105       23,515      200,000
 14    59     2,050    42,186      7,130      7,335  200,000       26,161       26,366      200,000
 15    60     2,050    46,448      7,207      7,207  200,000       29,465       29,465      200,000
 16    61     2,050    50,923      7,253      7,253  200,000       33,128       33,128      200,000
 17    62     2,050    55,621      7,161      7,161  200,000       37,101       37,101      200,000
 18    63     2,050    60,555      6,886      6,886  200,000       41,385       41,385      200,000
 19    64     2,050    65,735      6,405      6,405  200,000       46,007       46,007      200,000
 20    65     2,050    71,174      5,669      5,669  200,000       50,980       50,980      200,000
 21    66     2,050    76,886      4,655      4,655  200,000       56,343       56,343      200,000
 22    67     2,050    82,882      3,357      3,357  200,000       62,162       62,162      200,000
 23    68     2,050    89,179      1,770      1,770  200,000       68,510       68,510      200,000
 24    69     2,050    95,791     LAPSED     LAPSED   LAPSED       75,461       75,461      200,000
 25    70     2,050    102,733                                     83,098       83,098      200,000

                CURRENT CHARGES
      ------------------------------------
              12.00% (11.25% NET)
END
 OF      CASH         FUND        DEATH
YEAR    VALUE        VALUE       PROCEEDS
  1            0        1,528      200,000
  2        1,533        3,173      200,000
  3        3,335        4,975      200,000
  4        5,335        6,975      200,000
  5        7,531        9,171      200,000
  6        9,970       11,610      200,000
  7       12,653       14,293      200,000
  8       15,814       17,249      200,000
  9       19,256       20,486      200,000
 10       23,012       24,037      200,000
 11       27,141       27,961      200,000
 12       31,662       32,277      200,000
 13       36,602       37,012      200,000
 14       41,910       42,115      200,000
 15       47,637       47,637      200,000
 16       53,906       53,906      200,000
 17       60,700       60,700      200,000
 18       68,064       68,064      200,000
 19       76,253       76,253      200,000
 20       85,355       85,355      200,000
 21       95,490       95,490      200,000
 22      106,802      106,802      200,000
 23      119,433      119,433      200,000
 24      133,545      133,545      200,000
 25      149,335      149,335      200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued


                                                       GUARANTEED CHARGES                                  CURRENT CHARGES
                                 --------------------------------------------------------------   ---------------------------------
                                     0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 26    71     2,050    110,022                                   91,498      91,498     200,000     167,014     167,014     200,000
 27    72     2,050    117,675                                  100,758     100,758     200,000     186,818     186,818     211,104
 28    73     2,050    125,712                                  110,985     110,985     200,000     208,813     208,813     231,782
 29    74     2,050    134,150                                  122,316     122,316     200,000     233,193     233,193     254,181
 30    75     2,050    143,010                                  134,974     134,974     200,000     260,237     260,237     278,453
 31    76     2,050    152,313                                  149,222     149,222     200,000     290,257     290,257     304,769
 32    77     2,050    162,081                                  165,442     165,442     200,000     323,454     323,454     339,626
 33    78     2,050    172,337                                  184,114     184,114     200,000     360,157     360,157     378,165
 34    79     2,050    183,107                                  205,553     205,553     215,831     400,731     400,731     420,767
 35    80     2,050    194,414                                  229,235     229,235     240,697     445,575     445,575     467,854
 36    81     2,050    206,288                                  255,322     255,322     268,088     495,131     495,131     519,887
 37    82     2,050    218,755                                  284,031     284,031     298,232     549,854     549,854     577,346
 38    83     2,050    231,845                                  315,589     315,589     331,368     610,251     610,251     640,764
 39    84     2,050    245,590                                  350,236     350,236     367,748     676,862     676,862     710,705
 40    85     2,050    260,022                                  388,229     388,229     407,640     750,256     750,256     787,769
 41    86     2,050    275,175                                  429,835     429,835     451,326     831,084     831,084     872,639
 42    87     2,050    291,086                                  475,338     475,338     499,105     919,862     919,862     965,855
 43    88     2,050    307,793                                  525,031     525,031     551,283   1,017,309   1,017,309   1,068,175
 44    89     2,050    325,335                                  579,214     579,214     608,174   1,124,211   1,124,211   1,180,421
 45    90     2,050    343,755                                  638,192     638,192     670,102   1,241,404   1,241,404   1,303,474
 46    91     2,050    363,095                                  702,263     702,263     737,376   1,369,799   1,369,799   1,438,289
 47    92     2,050    383,402                                  773,603     776,603     804,547   1,512,258   1,512,258   1,572,749
 48    93     2,050    404,725                                  853,465     853,465     879,069   1,670,952   1,670,952   1,721,080
 49    94     2,050    427,113                                  943,433     943,433     962,301   1,848,763   1,848,763   1,885,738
 50    95     2,050    450,622                                1,045,593   1,045,593   1,056,049   2,048,915   2,048,915   2,069,404


This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                       GUARANTEED CHARGES                                  CURRENT CHARGES
                                 --------------------------------------------------------------   ---------------------------------
                                     0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 51     96    2,050    475,305                                1,158,090   1,158,090   1,169,671   2,270,744   2,270,744   2,293,451
 52     97    2,050    501,223                                1,281,488   1,281,488   1,294,302   2,515,952   2,515,952   2,541,111
 53     98    2,050    528,437                                1,415,589   1,415,589   1,429,745   2,786,985   2,786,985   2,814,855
 54     99    2,050    557,011                                1,561,501   1,561,501   1,577,116   3,086,608   3,086,608   3,117,474
 55    100    2,050    587,014                                1,722,245   1,722,245   1,739,467   3,417,787   3,417,787   3,451,965

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $2,050.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.


                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       3,800         0    2,606   200,000         0    2,606   200,000         0    2,606   200,000
   5       3,800     5,594    8,634   200,000     5,594    8,634   200,000     8,138   11,178   200,000
   10      3,800    10,447   12,347   200,000    10,447   12,347   200,000    18,029   19,929   200,000
   20      3,800    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    20,748   20,748   200,000
@ Age 70   3,800    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED     4,537    4,537   200,000
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED


* Policy lapses in policy year 20 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 20 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 26 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date


Age 45 Male Smoker Standard                              Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01


Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           0.00% (-.75% NET)             0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    46     3,800      3,990         0      2,606  200,000        0   2,606  200,000         0       2,606     200,000
  2    47     3,800      8,180     1,270      4,310  200,000    1,270   4,310  200,000     1,943       4,983     200,000
  3    48     3,800     12,578     2,853      5,893  200,000    2,853   5,893  200,000     4,119       7,159     200,000
  4    49     3,800     17,197     4,293      7,333  200,000    4,293   7,333  200,000     6,168       9,208     200,000
  5    50     3,800     22,047     5,594      8,634  200,000    5,594   8,634  200,000     8,138      11,178     200,000
  6    51     3,800     27,140     6,735      9,775  200,000    6,735   9,775  200,000    10,031      13,071     200,000
  7    52     3,800     32,487     7,695     10,735  200,000    7,695  10,735  200,000    11,871      14,911     200,000
  8    53     3,800     38,101     8,856     11,516  200,000    8,856  11,516  200,000    14,017      16,677     200,000
  9    54     3,800     43,996     9,773     12,053  200,000    9,773  12,053  200,000    16,069      18,349     200,000
 10    55     3,800     50,186    10,447     12,347  200,000   10,447  12,347  200,000    18,029      19,929     200,000
 11    56     3,800     56,685    10,878     12,398  200,000   10,878  12,398  200,000    19,835      21,355     200,000
 12    57     3,800     63,509    11,020     12,160  200,000   11,020  12,160  200,000    21,428      22,568     200,000
 13    58     3,800     70,675    10,870     11,630  200,000   10,870  11,630  200,000    22,747      23,507     200,000
 14    59     3,800     78,199    10,403     10,783  200,000   10,403  10,783  200,000    23,733      24,113     200,000
 15    60     3,800     86,098     9,589      9,589  200,000    9,589   9,589  200,000    24,368      24,368     200,000
 16    61     3,800     94,393     8,307      8,307  200,000    8,307   8,307  200,000    24,496      24,496     200,000
 17    62     3,800    103,103     6,573      6,573  200,000    6,573   6,573  200,000    24,209      24,209     200,000
 18    63     3,800    112,248     4,302      4,302  200,000    4,302   4,302  200,000    23,481      23,481     200,000
 19    64     3,800    121,851     1,449      1,449  200,000    1,449   1,449  200,000    22,345      22,345     200,000
 20    65     3,800    131,933    LAPSED     LAPSED   LAPSED   LAPSED  LAPSED   LAPSED    20,748      20,748     200,000
 21    66     3,800    142,520                                                            18,675      18,675     200,000
 22    67     3,800    153,636                                                            16,063      16,063     200,000
 23    68     3,800    165,308                                                            12,818      12,818     200,000
 24    69     3,800    177,563                                                             8,973       8,973     200,000
 25    70     3,800    190,431                                                             4,537       4,537     200,000
 26    71     3,800    203,943                                                            LAPSED      LAPSED      LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Smoker Standard                              Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01


Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       3,800         0    2,606   200,000         0    2,788   200,000         0    2,788   200,000
   5       3,800     5,594    8,634   200,000     7,760   10,800   200,000    10,618   13,658   200,000
   10      3,800    10,447   12,347   200,000    17,648   19,548   200,000    27,092   28,992   200,000
   20      3,800    LAPSED   LAPSED    LAPSED    21,958   21,958   200,000    58,714   58,714   200,000
@ Age 70   3,800    LAPSED   LAPSED    LAPSED       202      202   200,000    67,863   67,863   200,000
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 20 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 26 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 39 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           6.00% (5.25% NET)             6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    46     3,800      3,990         0      2,606  200,000        0   2,788  200,000         0       2,788     200,000
  2    47     3,800      8,180     1,270      4,310  200,000    1,773   4,813  200,000     2,466       5,506     200,000
  3    48     3,800     12,578     2,853      5,893  200,000    3,794   6,834  200,000     5,139       8,179     200,000
  4    49     3,800     17,197     4,293      7,333  200,000    5,789   8,829  200,000     7,839      10,879     200,000
  5    50     3,800     22,047     5,594      8,634  200,000    7,760  10,800  200,000    10,618      13,658     200,000
  6    51     3,800     27,140     6,735      9,775  200,000    9,687  12,727  200,000    13,481      16,521     200,000
  7    52     3,800     32,487     7,695     10,735  200,000   11,545  14,585  200,000    16,458      19,498     200,000
  8    53     3,800     38,101     8,856     11,516  200,000   13,716  16,376  200,000    19,914      22,574     200,000
  9    54     3,800     43,996     9,773     12,053  200,000   15,752  18,032  200,000    23,456      25,736     200,000
 10    55     3,800     50,186    10,447     12,347  200,000   17,648  19,548  200,000    27,092      28,992     200,000
 11    56     3,800     56,685    10,878     12,398  200,000   19,400  20,920  200,000    30,769      32,289     200,000
 12    57     3,800     63,509    11,020     12,160  200,000   20,958  22,098  200,000    34,433      35,573     200,000
 13    58     3,800     70,675    10,870     11,630  200,000   22,314  23,074  200,000    38,033      38,793     200,000
 14    59     3,800     78,199    10,403     10,783  200,000   23,435  23,815  200,000    41,517      41,897     200,000
 15    60     3,800     86,098     9,589      9,589  200,000   24,284  24,284  200,000    44,871      44,871     200,000
 16    61     3,800     94,393     8,307      8,307  200,000   24,743  24,743  200,000    47,961      47,961     200,000
 17    62     3,800    103,103     6,573      6,573  200,000   24,827  24,827  200,000    50,890      50,890     200,000
 18    63     3,800    112,248     4,302      4,302  200,000   24,444  24,444  200,000    53,646      53,646     200,000
 19    64     3,800    121,851     1,449      1,449  200,000   23,533  23,533  200,000    56,265      56,265     200,000
 20    65     3,800    131,933    LAPSED     LAPSED   LAPSED   21,958  21,958  200,000    58,714      58,714     200,000
 21    66     3,800    142,520                                 19,650  19,650  200,000    60,993      60,993     200,000
 22    67     3,800    153,636                                 16,460  16,460  200,000    63,067      63,067     200,000
 23    68     3,800    165,308                                 12,282  12,282  200,000    64,880      64,880     200,000
 24    69     3,800    177,563                                  6,941   6,941  200,000    66,472      66,472     200,000
 25    70     3,800    190,431                                    202     202  200,000    67,863      67,863     200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           6.00% (5.25% NET)             6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
 26    71     3,800    203,943                                 LAPSED  LAPSED   LAPSED    68,946      68,946     200,000
 27    72     3,800    218,130                                                            69,779      69,779     200,000
 28    73     3,800    233,026                                                            70,230      70,230     200,000
 29    74     3,800    248,668                                                            70,150      70,150     200,000
 30    75     3,800    265,091                                                            69,418      69,418     200,000
 31    76     3,800    282,336                                                            67,887      67,887     200,000
 32    77     3,800    300,442                                                            65,379      65,379     200,000
 33    78     3,800    319,454                                                            61,674      61,674     200,000
 34    79     3,800    339,417                                                            56,476      56,476     200,000
 35    80     3,800    360,378                                                            49,409      49,409     200,000
 36    81     3,800    382,387                                                            40,025      40,025     200,000
 37    82     3,800    405,496                                                            27,699      27,699     200,000
 38    83     3,800    429,761                                                            11,670      11,670     200,000
 39    84     3,800    455,239                                                            LAPSED      LAPSED      LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*             GUARANTEED CHARGES**                 CURRENT CHARGES***
                    --------------------------   ---------------------------------   ---------------------------------
                        0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
   1       3,800         0    2,606   200,000            0       2,971     200,000           0       2,971     200,000
   5       3,800     5,594    8,634   200,000       10,347      13,387     200,000      13,547      16,587     200,000
   10      3,800    10,447   12,347   200,000       28,505      30,405     200,000      40,353      42,253     200,000
   20      3,800    LAPSED   LAPSED    LAPSED       88,705      88,705     200,000     150,017     150,017     200,000
@ Age 70   3,800    LAPSED   LAPSED    LAPSED      147,519     147,519     200,000     266,492     266,492     309,131
@ Age 85   3,800    LAPSED   LAPSED    LAPSED      744,892     744,892     782,136   1,289,177   1,289,177   1,353,636
@ Age 90   3,800    LAPSED   LAPSED    LAPSED    1,206,011   1,206,011   1,266,312   2,087,630   2,087,630   2,192,011

* Policy lapses in policy year 20 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                      GUARANTEED CHARGES                               CURRENT CHARGES
                                 ------------------------------------------------------------   ------------------------------
                                      0.00% (-.75% NET)             12.00% (11.25% NET)              12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH      CASH       FUND      DEATH       CASH       FUND      DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS   VALUE      VALUE     PROCEEDS    VALUE      VALUE     PROCEEDS
  1    46     3,800      3,990         0      2,606  200,000         0      2,971    200,000          0      2,971    200,000
  2    47     3,800      8,180     1,270      4,310  200,000     2,299      5,339    200,000      3,012      6,052    200,000
  3    48     3,800     12,578     2,853      5,893  200,000     4,822      7,862    200,000      6,248      9,288    200,000
  4    49     3,800     17,197     4,293      7,333  200,000     7,497     10,537    200,000      9,733     12,773    200,000
  5    50     3,800     22,047     5,594      8,634  200,000    10,347     13,387    200,000     13,547     16,587    200,000
  6    51     3,800     27,140     6,735      9,775  200,000    13,372     16,412    200,000     17,731     20,771    200,000
  7    52     3,800     32,487     7,695     10,735  200,000    16,576     19,616    200,000     22,354     25,394    200,000
  8    53     3,800     38,101     8,856     11,516  200,000    20,368     23,028    200,000     27,825     30,485    200,000
  9    54     3,800     43,996     9,773     12,053  200,000    24,334     26,614    200,000     33,804     36,084    200,000
 10    55     3,800     50,186    10,447     12,347  200,000    28,505     30,405    200,000     40,353     42,253    200,000
 11    56     3,800     56,685    10,878     12,398  200,000    32,917     34,437    200,000     47,489     49,009    200,000
 12    57     3,800     63,509    11,020     12,160  200,000    37,572     38,712    200,000     55,237     56,377    200,000
 13    58     3,800     70,675    10,870     11,630  200,000    42,514     43,274    200,000     63,636     64,396    200,000
 14    59     3,800     78,199    10,403     10,783  200,000    47,776     48,156    200,000     72,743     73,123    200,000
 15    60     3,800     86,098     9,589      9,589  200,000    53,400     53,400    200,000     82,664     82,664    200,000
 16    61     3,800     94,393     8,307      8,307  200,000    59,364     59,364    200,000     93,428     93,428    200,000
 17    62     3,800    103,103     6,573      6,573  200,000    65,810     65,810    200,000    105,320    105,320    200,000
 18    63     3,800    112,248     4,302      4,302  200,000    72,786     72,786    200,000    118,536    118,536    200,000
 19    64     3,800    121,851     1,449      1,449  200,000    80,392     80,392    200,000    133,344    133,344    200,000
 20    65     3,800    131,933    LAPSED     LAPSED   LAPSED    88,705     88,705    200,000    150,017    150,017    200,000
 21    66     3,800    142,520                                  97,888     97,888    200,000    168,904    168,904    202,685
 22    67     3,800    153,636                                 108,100    108,100    200,000    189,922    189,922    226,007
 23    68     3,800    165,308                                 119,582    119,582    200,000    213,034    213,034    251,380
 24    69     3,800    177,563                                 132,609    132,609    200,000    238,472    238,472    279,012
 25    70     3,800    190,431                                 147,519    147,519    200,000    266,492    266,492    309,131

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                     GUARANTEED CHARGES                                 CURRENT CHARGES
                                 -----------------------------------------------------------   ---------------------------------
                                    0.00% (-.75% NET)             12.00% (11.25% NET)                 12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 26    71     3,800    203,943                               164,746     164,746     200,000     297,338     297,338     341,939
 27    72     3,800    218,130                               184,755     184,755     208,773     331,497     331,497     374,592
 28    73     3,800    233,026                               207,108     207,108     229,890     369,352     369,352     409,981
 29    74     3,800    248,668                               231,896     231,896     252,766     411,355     411,355     448,377
 30    75     3,800    265,091                               259,465     259,465     277,628     458,054     458,054     490,118
 31    76     3,800    282,336                               290,238     290,238     304,750     510,103     510,103     535,608
 32    77     3,800    300,442                               324,088     324,088     340,292     567,482     567,482     595,856
 33    78     3,800    319,454                               361,303     361,303     379,368     630,705     630,705     662,240
 34    79     3,800    339,417                               402,199     402,199     422,309     700,325     700,325     735,342
 35    80     3,800    360,378                               447,110     447,110     469,465     776,944     776,944     815,791
 36    81     3,800    382,387                               496,389     496,389     521,208     861,218     861,218     904,279
 37    82     3,800    405,496                               550,409     550,409     577,929     953,851     953,851   1,001,543
 38    83     3,800    429,761                               609,553     609,553     640,030   1,055,617   1,055,617   1,108,398
 39    84     3,800    455,239                               674,233     674,233     707,945   1,167,136   1,167,136   1,225,492
 40    85     3,800    481,991                               744,892     744,892     782,136   1,289,177   1,289,177   1,353,636
 41    86     3,800    510,081                               822,015     822,015     863,116   1,422,533   1,422,533   1,493,660
 42    87     3,800    539,575                               906,139     906,139     951,446   1,568,005   1,568,005   1,646,405
 43    88     3,800    570,543                               997,798     997,798   1,047,688   1,726,586   1,726,586   1,812,916
 44    89     3,800    603,061                             1,097,549   1,097,549   1,152,426   1,899,433   1,899,433   1,994,405
 45    90     3,800    637,204                             1,206,011   1,206,011   1,266,312   2,087,630   2,087,630   2,192,011
 46    91     3,800    673,054                             1,323,820   1,323,820   1,390,011   2,292,001   2,292,001   2,406,601
 47    92     3,800    710,696                             1,455,866   1,455,866   1,514,101   2,520,624   2,520,624   2,621,449
 48    93     3,800    750,221                             1,604,541   1,604,541   1,652,677   2,777,683   2,777,683   2,861,013
 49    94     3,800    791,722                             1,772,779   1,772,779   1,808,235   3,068,447   3,068,447   3,129,816
 50    95     3,800    835,299                             1,964,456   1,964,456   1,984,101   3,398,929   3,398,929   3,432,918

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                       GUARANTEED CHARGES                                 CURRENT CHARGES
                                   -----------------------------------------------------------   ---------------------------------
                                      0.00% (-.75% NET)             12.00% (11.25% NET)                 12.00% (11.25% NET)
END                     PREMIUM
 OF          PREMIUM    ACCUM'D     CASH    FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY      AT 5%     VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 51    96     3,800      881,053                             2,175,583   2,175,583   2,197,339   3,765,214   3,765,214   3,802,866
 52    97     3,800      929,096                             2,407,207   2,407,207   2,431,279   4,169,958   4,169,958   4,211,658
 53    98     3,800      979,541                             2,658,969   2,658,969   2,685,559   4,616,941   4,616,941   4,663,111
 54    99     3,800    1,032,508                             2,933,047   2,933,047   2,962,377   5,110,713   5,110,713   5,161,820
 55    100    3,800    1,088,123                             3,234,984   3,234,984   3,267,334   5,656,140   5,656,140   5,712,702

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $3,800.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,650         0    1,810   201,810         0    1,810   201,810         0    1,810   201,810
   5       2,650     4,488    6,608   206,608     4,488    6,608   206,608     6,196    8,316   208,316
   10      2,650     9,006   10,331   210,331     9,006   10,331   210,331    14,422   15,747   215,747
   20      2,650     4,947    4,947   204,947     4,947    4,947   204,947    21,438   21,438   221,438
@ Age 70   2,650    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    15,169   15,169   215,169
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 31 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           0.00% (-.75% NET)             0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    46     2,650      2,783         0      1,810  201,810        0   1,810  201,810         0       1,810     201,810
  2    47     2,650      5,704     1,006      3,126  203,126    1,006   3,126  203,126     1,410       3,530     203,530
  3    48     2,650      8,772     2,235      4,355  204,355    2,235   4,355  204,355     3,039       5,159     205,159
  4    49     2,650     11,993     3,404      5,524  205,524    3,404   5,524  205,524     4,626       6,746     206,746
  5    50     2,650     15,375     4,488      6,608  206,608    4,488   6,608  206,608     6,196       8,316     208,316
  6    51     2,650     18,926     5,466      7,586  207,586    5,466   7,586  207,586     7,749       9,869     209,869
  7    52     2,650     22,655     6,337      8,457  208,457    6,337   8,457  208,457     9,285      11,405     211,405
  8    53     2,650     26,570     7,369      9,224  209,224    7,369   9,224  209,224    11,045      12,900     212,900
  9    54     2,650     30,681     8,250      9,840  209,840    8,250   9,840  209,840    12,766      14,356     214,356
 10    55     2,650     34,998     9,006     10,331  210,331    9,006  10,331  210,331    14,422      15,747     215,747
 11    56     2,650     39,530     9,590     10,650  210,650    9,590  10,650  210,650    15,992      17,052     217,052
 12    57     2,650     44,289    10,004     10,799  210,799   10,004  10,799  210,799    17,453      18,248     218,248
 13    58     2,650     49,286    10,250     10,780  210,780   10,250  10,780  210,780    18,782      19,312     219,312
 14    59     2,650     54,533    10,282     10,547  210,547   10,282  10,547  210,547    19,933      20,198     220,198
 15    60     2,650     60,042    10,103     10,103  210,103   10,103  10,103  210,103    20,860      20,860     220,860
 16    61     2,650     65,827     9,689      9,689  209,689    9,689   9,689  209,689    21,540      21,540     221,540
 17    62     2,650     71,901     9,017      9,017  209,017    9,017   9,017  209,017    21,928      21,928     221,928
 18    63     2,650     78,278     8,021      8,021  208,021    8,021   8,021  208,021    22,002      22,002     222,002
 19    64     2,650     84,975     6,679      6,679  206,679    6,679   6,679  206,679    21,838      21,838     221,838
 20    65     2,650     92,006     4,947      4,947  204,947    4,947   4,947  204,947    21,438      21,438     221,438
 21    66     2,650     99,389     2,783      2,783  202,783    2,783   2,783  202,783    20,781      20,781     220,781
 22    67     2,650    107,141       166        166  200,166      166     166  200,166    19,823      19,823     219,823
 23    68     2,650    115,280    LAPSED     LAPSED   LAPSED   LAPSED  LAPSED   LAPSED    18,566      18,566     218,566
 24    69     2,650    123,827                                                            17,013      17,013     217,013
 25    70     2,650    132,801                                                            15,169      15,169     215,169

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           0.00% (-.75% NET)             0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
 26    71     2,650    142,223                                                            12,989      12,989     212,989
 27    72     2,650    152,117                                                            10,523      10,523     210,523
 28    73     2,650    162,505                                                             7,680       7,680     207,680
 29    74     2,650    173,413                                                             4,368       4,368     204,368
 30    75     2,650    184,866                                                               523         523     200,523
 31    76     2,650    196,892                                                            LAPSED      LAPSED      LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01
Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,650         0    1,810   201,810         0    1,937   201,937         0    1,937   201,937
   5       2,650     4,488    6,608   206,608     6,040    8,160   208,160     7,959   10,079   210,079
   10      2,650     9,006   10,331   210,331    14,226   15,551   215,551    21,021   22,346   222,346
   20      2,650     4,947    4,947   204,947    21,405   21,405   221,405    47,924   47,924   247,924
@ Age 70   2,650    LAPSED   LAPSED    LAPSED     9,907    9,907   209,907    55,458   55,458   255,458
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 27 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 39 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date


Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01


Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT


                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           6.00% (5.25% NET)             6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    46     2,650      2,783         0      1,810  201,810        0   1,937  201,937         0       1,937     201,937
  2    47     2,650      5,704     1,006      3,126  203,126    1,358   3,478  203,478     1,775       3,895     203,895
  3    48     2,650      8,772     2,235      4,355  204,355    2,900   5,020  205,020     3,755       5,875     205,875
  4    49     2,650     11,993     3,404      5,524  205,524    4,469   6,589  206,589     5,807       7,927     207,927
  5    50     2,650     15,375     4,488      6,608  206,608    6,040   8,160  208,160     7,959      10,079     210,079
  6    51     2,650     18,926     5,466      7,586  207,586    7,590   9,710  209,710    10,216      12,336     212,336
  7    52     2,650     22,655     6,337      8,457  208,457    9,118  11,238  211,238    12,584      14,704     214,704
  8    53     2,650     26,570     7,369      9,224  209,224   10,888  12,743  212,743    15,307      17,162     217,162
  9    54     2,650     30,681     8,250      9,840  209,840   12,583  14,173  214,173    18,126      19,716     219,716
 10    55     2,650     34,998     9,006     10,331  210,331   14,226  15,551  215,551    21,021      22,346     222,346
 11    56     2,650     39,530     9,590     10,650  210,650   15,764  16,824  216,824    23,971      25,031     225,031
 12    57     2,650     44,289    10,004     10,799  210,799   17,193  17,988  217,988    26,954      27,749     227,749
 13    58     2,650     49,286    10,250     10,780  210,780   18,507  19,037  219,037    29,946      30,476     230,476
 14    59     2,650     54,533    10,282     10,547  210,547   19,652  19,917  219,917    32,901      33,166     233,166
 15    60     2,650     60,042    10,103     10,103  210,103   20,618  20,618  220,618    35,765      35,765     235,765
 16    61     2,650     65,827     9,689      9,689  209,689   21,380  21,380  221,380    38,518      38,518     238,518
 17    62     2,650     71,901     9,017      9,017  209,017   21,909  21,909  221,909    41,111      41,111     241,111
 18    63     2,650     78,278     8,021      8,021  208,021   22,121  22,121  222,121    43,512      43,512     243,512
 19    64     2,650     84,975     6,679      6,679  206,679   21,975  21,975  221,975    45,785      45,785     245,785
 20    65     2,650     92,006     4,947      4,947  204,947   21,405  21,405  221,405    47,924      47,924     247,924
 21    66     2,650     99,389     2,783      2,783  202,783   20,340  20,340  220,340    49,897      49,897     249,897
 22    67     2,650    107,141       166        166  200,166   18,734  18,734  218,734    51,649      51,649     251,649
 23    68     2,650    115,280    LAPSED     LAPSED   LAPSED   16,508  16,508  216,508    53,167      53,167     253,167
 24    69     2,650    123,827                                 13,610  13,610  213,610    54,441      54,441     254,441
 25    70     2,650    132,801                                  9,907   9,907  209,907    55,458      55,458     255,458


This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01


Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                 GUARANTEED CHARGES                      CURRENT CHARGES
                                 --------------------------------------------------  ------------------------
                                    0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 26    71     2,650    142,223                              5,287   5,287  205,287   56,158  56,158  256,158
 27    72     2,650    152,117                             LAPSED  LAPSED   LAPSED   56,573  56,573  256,573
 28    73     2,650    162,505                                                       56,591  56,591  256,591
 29    74     2,650    173,413                                                       56,096  56,096  256,096
 30    75     2,650    184,866                                                       54,988  54,988  254,988
 31    76     2,650    196,892                                                       53,188  53,188  253,188
 32    77     2,650    209,519                                                       50,590  50,590  250,590
 33    78     2,650    222,777                                                       47,054  47,054  247,054
 34    79     2,650    236,699                                                       42,488  42,488  242,488
 35    80     2,650    251,316                                                       36,741  36,741  236,741
 36    81     2,650    266,665                                                       29,683  29,683  229,683
 37    82     2,650    282,780                                                       21,150  21,150  221,150
 38    83     2,650    299,702                                                       11,021  11,021  211,021
 39    84     2,650    317,469                                                       LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01


Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   ---------------------------
                        0.00% (-.75% NET)           12.00% (11.25% NET)           12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND      DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,650         0    1,810   201,810         0    2,064   202,064          0    2,064    202,064
   5       2,650     4,488    6,608   206,608     7,884   10,004   210,004     10,034   12,154    212,154
   10      2,650     9,006   10,331   210,331    21,959   23,284   223,284     30,558   31,883    231,883
   20      2,650     4,947    4,947   204,947    63,084   63,084   263,084    108,247  108,247    308,247
@ Age 70   2,650    LAPSED   LAPSED    LAPSED    86,443   86,443   286,443    175,713  175,713    375,713
@ Age 85   2,650    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    644,519  644,519    844,519
@ Age 90   2,650    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    941,666  941,666  1,141,666

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 40 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date


Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01


Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)          12.00% (11.25% NET)           12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    46     2,650      2,783         0      1,810  201,810        0   2,064  202,064         0       2,064     202,064
  2    47     2,650      5,704     1,066      3,126  203,126    1,726   3,846  203,846     2,156       4,276     204,276
  3    48     2,650      8,772     2,235      4,355  204,355    3,625   5,745  205,745     4,532       6,652     206,652
  4    49     2,650     11,993     3,404      5,524  205,524    5,681   7,801  207,801     7,141       9,261     209,261
  5    50     2,650     15,375     4,488      6,608  206,608    7,884  10,004  210,004    10,034      12,154     212,154
  6    51     2,650     18,926     5,466      7,586  207,586   10,225  12,345  212,345    13,241      15,361     215,361
  7    52     2,650     22,655     6,337      8,457  208,457   12,719  14,839  214,839    16,796      18,916     218,916
  8    53     2,650     26,570     7,369      9,224  209,224   15,648  17,503  217,503    20,977      22,832     222,832
  9    54     2,650     30,681     8,250      9,840  209,840   18,715  20,305  220,305    25,559      27,149     227,149
 10    55     2,650     34,998     9,006     10,331  210,331   21,959  23,284  223,284    30,558      31,883     231,883
 11    56     2,650     39,530     9,590     10,650  210,650   25,351  26,411  226.411    35,996      37,056     237,056
 12    57     2,650     44,289    10,004     10,799  210,799   28,905  29,700  229,700    41,895      42,690     242,690
 13    58     2,650     49,286    10,250     10,780  210,780   32,639  33,169  233,169    48,279      48,809     248,809
 14    59     2,650     54,533    10,282     10,547  210,547   36,523  36,788  236,788    55,151      55,416     255,416
 15    60     2,650     60,042    10,103     10,103  210,103   40,573  40,573  240,573    62,514      62,514     262,514
 16    61     2,650     65,827     9,689      9,689  209,689   44,795  44,795  244,795    70,409      70,409     270,409
 17    62     2,650     71,901     9,017      9,017  209,017   49,199  49,199  249,199    78,859      78,859     278,859
 18    63     2,650     78,278     8,021      8,021  208,021   53,727  53,727  253,727    87,899      87,899     287,899
 19    64     2,650     84,975     6,679      6,679  206,679   58,368  58,368  258,368    97,668      97,668     297,668
 20    65     2,650     92,006     4,947      4,947  204,947   63,084  63,084  263,084   108,247     108,247     308,247
 21    66     2,650     99,389     2,783      2,783  202,783   67,832  67,832  267,832   119,697     119,697     319,697
 22    67     2,650    107,141       166        166  200,166   72,591  72,591  272,591   132,064     132,064     332,064
 23    68     2,650    115,280    LAPSED     LAPSED   LAPSED   77,312  77,312  277,312   145,446     145,446     345,446
 24    69     2,650    123,827                                 81,966  81,966  281,966   159,955     159,955     359,955
 25    70     2,650    132,801                                 86,443  86,443  286,443   175,713     175,713     375,713

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01


Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                        GUARANTEED CHARGES
                                 ----------------------------------------------------------------
                                      0.00% (-.75% NET)                12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH      FUND      DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%     VALUE     VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
 26    71     2,650    142,223                                    90,649      90,649     290,649
 27    72     2,650    152,117                                    94,455      94,455     294,455
 28    73     2,650    162,505                                   297,664      97,664     297,664
 29    74     2,650    173,413                                   100,086     100,086     300,086
 30    75     2,650    184,866                                   101,509     101,509     301,509
 31    76     2,650    196,892                                   101,723     101,723     301,723
 32    77     2,650    209,519                                   100,496     100,496     300,496
 33    78     2,650    222,777                                    97,621      97,621     297,621
 34    79     2,650    236,699                                    92,815      92,815     292,815
 35    80     2,650    251,316                                    85,718      85,718     285,718
 36    81     2,650    266,665                                    75,903      75,903     275,903
 37    82     2,650    282,780                                    62,793      62,793     262,793
 38    83     2,650    299,702                                    45,726      45,726     245,726
 39    84     2,650    317,469                                    23,939      23,939     223,939
 40    85     2,650    336,125                                    LAPSED      LAPSED      LAPSED
 41    86     2,650    355,714
 42    87     2,650    376,282
 43    88     2,650    397,879
 44    89     2,650    420,555
 45    90     2,650    444,366
 46    91     2,650    469,366
 47    92     2,650    495,617
 48    93     2,650    523,181
 49    94     2,650    552,122
 50    95     2,650    582,511

               CURRENT CHARGES
      ---------------------------------
             12.00% (11.25% NET)
END
 OF     CASH        FUND        DEATH
YEAR    VALUE       VALUE     PROCEEDS
 26     192,806     192,806     392,806
 27     211,429     211,429     411,429
 28     231,649     231,649     431,649
 29     253,537     253,537     453,537
 30     277,202     277,202     477,202
 31     302,786     302,786     502,786
 32     330,422     330,422     530,422
 33     360,235     360,235     560,235
 34     392,411     392,411     592,411
 35     427,110     427,110     627,110
 36     464,530     464,530     664,530
 37     504,869     504,869     704,869
 38     548,398     548,398     748,398
 39     594,913     594,913     794,913
 40     644,519     644,519     844,519
 41     697,331     697,331     897,331
 42     753,403     753,403     953,403
 43     812,622     812,622   1,012,622
 44     875,338     875,338   1,075,338
 45     941,666     941,666   1,141,666
 46   1,011,312   1,011,312   1,211,312
 47   1,084,749   1,084,749   1,284,749
 48   1,162,104   1,162,104   1,362,104
 49   1,244,066   1,244,066   1,444,066
 50   1,330,905   1,330,905   1,530,905

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01


Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                          GUARANTEED CHARGES
                                 ---------------------------------------------------------------------
                                         0.00% (-.75% NET)                  12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 51    96     2,650    614,419
 52    97     2,650    647,922
 53    98     2,650    683,101
 54    99     2,650    720,038
 55    100    2,650    758,823

               CURRENT CHARGES
      ---------------------------------
             12.00% (11.25% NET)
END
 OF     CASH        FUND        DEATH
YEAR    VALUE       VALUE     PROCEEDS
 51   1,424,351   1,424,351   1,624,351
 52   1,525,313   1,525,313   1,725,313
 53   1,633,324   1,633,324   1,833,324
 54   1,748,657   1,748,657   1,948,657
 55   1,869,936   1,869,936   2,069,936

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                               Version 98.09.01


Initial Modal Premium: $2,650.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       1,450         0      907   200,000         0      907   200,000         0      907   200,000
   5       1,450     2,407    3,567   200,000     2,407    3,567   200,000     3,030    4,190   200,000
   10      1,450     5,271    5,996   200,000     5,271    5,996   200,000     7,025    7,750   200,000
   20      1,450     7,114    7,114   200,000     7,114    7,114   200,000    12,943   12,943   200,000
@ Age 70   1,450    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 35 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date


Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01


Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           0.00% (-.75% NET)             0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    36     1,450     1,523          0        907  200,000        0     907  200,000         0         907     200,000
  2    37     1,450     3,121        456      1,616  200,000      456   1,616  200,000       645       1,805     200,000
  3    38     1,450     4,800      1,136      2,296  200,000    1,136   2,296  200,000     1,487       2,647     200,000
  4    39     1,450     6,562      1,786      2,946  200,000    1,786   2,946  200,000     2,274       3,434     200,000
  5    40     1,450     8,413      2,407      3,567  200,000    2,407   3,567  200,000     3,030       4,190     200,000
  6    41     1,450    10,356      2,975      4,135  200,000    2,975   4,135  200,000     3,755       4,915     200,000
  7    42     1,450    12,396      3,516      4,676  200,000    3,516   4,676  200,000     4,474       5,634     200,000
  8    43     1,450    14,539      4,151      5,166  200,000    4,151   5,166  200,000     5,331       6,346     200,000
  9    44     1,450    16,788      4,736      5,606  200,000    4,736   5,606  200,000     6,181       7,051     200,000
 10    45     1,450    19,150      5,271      5,996  200,000    5,271   5,996  200,000     7,025       7,750     200,000
 11    46     1,450    21,630      5,757      6,337  200,000    5,757   6,337  200,000     7,862       8,442     200,000
 12    47     1,450    24,234      6,195      6,630  200,000    6,195   6,630  200,000     8,693       9,128     200,000
 13    48     1,450    26,968      6,562      6,852  200,000    6,562   6,852  200,000     9,472       9,762     200,000
 14    49     1,450    29,839      6,881      7,026  200,000    6,881   7,026  200,000    10,177      10,322     200,000
 15    50     1,450    32,853      7,131      7,131  200,000    7,131   7,131  200,000    10,810      10,810     200,000
 16    51     1,450    36,019      7,334      7,334  200,000    7,334   7,334  200,000    11,396      11,396     200,000
 17    52     1,450    39,342      7,446      7,446  200,000    7,446   7,446  200,000    11,910      11,910     200,000
 18    53     1,450    42,832      7,465      7,465  200,000    7,465   7,465  200,000    12,331      12,331     200,000
 19    54     1,450    46,496      7,347      7,347  200,000    7,347   7,347  200,000    12,682      12,682     200,000
 20    55     1,450    50,343      7,114      7,114  200,000    7,114   7,114  200,000    12,943      12,943     200,000
 21    56     1,450    54,383      6,723      6,723  200,000    6,723   6,723  200,000    13,135      13,135     200,000
 22    57     1,450    58,624      6,171      6,171  200,000    6,171   6,171  200,000    13,214      13,214     200,000
 23    58     1,450    63,078      5,459      5,459  200,000    5,459   5,459  200,000    13,183      13,183     200,000
 24    59     1,450    67,754      4,538      4,538  200,000    4,538   4,538  200,000    13,041      13,041     200,000
 25    60     1,450    72,665      3,408      3,408  200,000    3,408   3,408  200,000    12,744      12,744     200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01


Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                GUARANTEED CHARGES                      CURRENT CHARGES
                                 --------------------------------------------------  ------------------------
                                    0.00% (-.75% NET)         0.00% (-.75% NET)         0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 26    61     1,450     77,820    2,019   2,019  200,000    2,019   2,019  200,000   12,292  12,292  200,000
 27    62     1,450     83,234      365     365  200,000      365     365  200,000   11,685  11,685  200,000
 28    63     1,450     88,918   LAPSED  LAPSED   LAPSED   LAPSED  LAPSED   LAPSED   10,877  10,877  200,000
 29    64     1,450     94,886                                                        9,867   9,867  200,000
 30    65     1,450    101,153                                                        8,629   8,629  200,000
 31    66     1,450    107,733                                                        7,138   7,138  200,000
 32    67     1,450    114,642                                                        5,342   5,342  200,000
 33    68     1,450    121,897                                                        3,235   3,235  200,000
 34    69     1,450    129,514                                                          807     807  200,000
 35    70     1,450    137,513                                                       LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01


Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       1,450         0      907   200,000         0      974   200,000         0      974   200,000
   5       1,450     2,407    3,567   200,000     3,235    4,395   200,000     3,943    5,103   200,000
   10      1,450     5,271    5,996   200,000     8,161    8,886   200,000    10,376   11,101   200,000
   20      1,450     7,114    7,114   200,000    17,899   17,899   200,000    27,027   27,027   200,000
@ Age 70   1,450    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    47,940   47,940   200,000
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 35 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 49 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date


Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01


Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           6.00% (5.25% NET)             6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    36     1,450     1,523          0        907  200,000        0     974  200,000         0         974     200,000
  2    37     1,450     3,121        456      1,616  200,000      641   1,801  200,000       835       1,995     200,000
  3    38     1,450     4,800      1,136      2,296  200,000    1,487   2,647  200,000     1,860       3,020     200,000
  4    39     1,450     6,562      1,786      2,946  200,000    2,351   3,511  200,000     2,887       4,047     200,000
  5    40     1,450     8,413      2,407      3,567  200,000    3,235   4,395  200,000     3,943       5,103     200,000
  6    41     1,450    10,356      2,975      4,135  200,000    4,117   5,277  200,000     5,027       6,187     200,000
  7    42     1,450    12,396      3,516      4,676  200,000    5,020   6,180  200,000     6,166       7,326     200,000
  8    43     1,450    14,539      4,151      5,166  200,000    6,067   7,082  200,000     7,508       8,523     200,000
  9    44     1,450    16,788      4,736      5,606  200,000    7,114   7,984  200,000     8,910       9,780     200,000
 10    45     1,450    19,150      5,271      5,996  200,000    8,161   8,886  200,000    10,376      11,101     200,000
 11    46     1,450    21,630      5,757      6,337  200,000    9,208   9,788  200,000    11,908      12,488     200,000
 12    47     1,450    24,234      6,195      6,630  200,000   10,257  10,692  200,000    13,510      13,945     200,000
 13    48     1,450    26,968      6,562      6,852  200,000   11,283  11,573  200,000    15,141      15,431     200,000
 14    49     1,450    29,839      6,881      7,026  200,000   12,310  12,455  200,000    16,779      16,924     200,000
 15    50     1,450    32,853      7,131      7,131  200,000   13,316  13,316  200,000    18,427      18,427     200,000
 16    51     1,450    36,019      7,334      7,334  200,000   14,329  14,329  200,000    20,116      20,116     200,000
 17    52     1,450    39,342      7,446      7,446  200,000   15,306  15,306  200,000    21,827      21,827     200,000
 18    53     1,450    42,832      7,465      7,465  200,000   16,247  16,247  200,000    23,540      23,540     200,000
 19    54     1,450    46,496      7,347      7,347  200,000   17,105  17,105  200,000    25,280      25,280     200,000
 20    55     1,450    50,343      7,114      7,114  200,000   17,899  17,899  200,000    27,027      27,027     200,000
 21    56     1,450    54,383      6,723      6,723  200,000   18,582  18,582  200,000    28,805      28,805     200,000
 22    57     1,450    58,624      6,171      6,171  200,000   19,148  19,148  200,000    30,575      30,575     200,000
 23    58     1,450    63,078      5,459      5,459  200,000   19,593  19,593  200,000    32,339      32,339     200,000
 24    59     1,450    67,754      4,538      4,538  200,000   19,865  19,865  200,000    34,098      34,098     200,000
 25    60     1,450    72,665      3,408      3,408  200,000   19,954  19,954  200,000    35,814      35,814     200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01


Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                 GUARANTEED CHARGES                      CURRENT CHARGES
                                 --------------------------------------------------  ------------------------
                                    0.00% (-.75% NET)         6.00% (5.25% NET)         6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH     CASH    FUND    DEATH     CASH    FUND    DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS
 26    61     1,450     77,820    2,019   2,019  200,000   19,806  19,806  200,000   37,488  37,488  200,000
 27    62     1,450     83,234      365     365  200,000   19,404  19,404  200,000   39,120  39,120  200,000
 28    63     1,450     88,918   LAPSED  LAPSED   LAPSED   18,665  18,665  200,000   40,671  40,671  200,000
 29    64     1,450     94,886                             17,542  17,542  200,000   42,139  42,139  200,000
 30    65     1,450    101,153                             15,958  15,958  200,000   43,505  43,505  200,000
 31    66     1,450    107,733                             13,829  13,829  200,000   44,744  44,744  200,000
 32    67     1,750    114,642                             11,083  11,083  200,000   45,816  45,816  200,000
 33    68     1,450    121,897                              7,612   7,612  200,000   46,712  46,712  200,000
 34    69     1,450    129,514                              3,317   3,317  200,000   47,423  47,423  200,000
 35    70     1,450    137,513                             LAPSED  LAPSED   LAPSED   47,940  47,940  200,000
 36    71     1,450    145,911                                                       48,212  48,212  200,000
 37    72     1,450    154,729                                                       48,261  48,261  200,000
 38    73     1,450    163,988                                                       47,996  47,996  200,000
 39    74     1,450    173,710                                                       47,315  47,315  200,000
 40    75     1,450    183,918                                                       46,126  46,126  200,000
 41    76     1,450    194,636                                                       44,343  44,343  200,000
 42    77     1,450    205,890                                                       41,843  41,843  200,000
 43    78     1,450    217,707                                                       38,467  38,467  200,000
 44    79     1,450    230,115                                                       34,065  34,065  200,000
 45    80     1,450    243,143                                                       28,412  28,412  200,000
 46    81     1,450    256,823                                                       21,258  21,258  200,000
 47    82     1,450    271,187                                                       12,275  12,275  200,000
 48    83     1,450    286,269                                                        1,099   1,099  200,000
 49    84     1,450    302,105                                                       LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998


Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01


Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*             GUARANTEED CHARGES**                 CURRENT CHARGES***
                    --------------------------   ---------------------------------   ---------------------------------
                        0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
   1       1,450         0      907   200,000            0       1,040     200,000           0       1,040     200,000
   5       1,450     2,407    3,567   200,000        4,218       5,378     200,000       5,020       6,180     200,000
   10      1,450     5,271    5,996   200,000       12,421      13,146     200,000      15,246      15,971     200,000
   20      1,450     7,114    7,114   200,000       43,765      43,765     200,000      58,872      58,872     200,000
@ Age 70   1,450    LAPSED   LAPSED    LAPSED      200,642     200,642     232,745     299,404     299,404     347,309
@ Age 85   1,450    LAPSED   LAPSED    LAPSED      923,365     923,365     969,533   1,399,298   1,399,298   1,469,263
@ Age 90   1,450    LAPSED   LAPSED    LAPSED    1,483,409   1,483,409   1,557,580   2,286,647   2,286,647   2,400,980

* Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                  GUARANTEED CHARGES                           CURRENT CHARGES
                                 -----------------------------------------------------   ----------------------------
                                    0.00% (-.75% NET)          12.00% (11.25% NET)           12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D   CASH    FUND     DEATH      CASH     FUND     DEATH      CASH      FUND      DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS   VALUE    VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS
  1    36     1,450     1,523        0     907   200,000         0    1,040   200,000          0     1,040   200,000
  2    37     1,450     3,121      456   1,616   200,000       834    1,994   200,000      1,035     2,195   200,000
  3    38     1,450     4,800    1,136   2,296   200,000     1,869    3,029   200,000      2,266     3,426   200,000
  4    39     1,450     6,562    1,786   2,946   200,000     2,994    4,154   200,000      3,582     4,742   200,000
  5    40     1,450     8,413    2,407   3,567   200,000     4,218    5,378   200,000      5,020     6,180   200,000
  6    41     1,450    10,356    2,975   4,135   200,000     5,530    6,690   200,000      6,591     7,751   200,000
  7    42     1,450    12,396    3,516   4,676   200,000     6,963    8,123   200,000      8,335     9,495   200,000
  8    43     1,450    14,539    4,151   5,166   200,000     8,652    9,667   200,000     10,417    11,432   200,000
  9    44     1,450    16,788    4,736   5,606   200,000    10,467   11,337   200,000     12,713    13,583   200,000
 10    45     1,450    19,150    5,271   5,996   200,000    12,421   13,146   200,000     15,246    15,971   200,000
 11    46     1,450    21,630    5,757   6,337   200,000    14,530   15,110   200,000     18,043    18,623   200,000
 12    47     1,450    24,234    6,195   6,630   200,000    16,815   17,250   200,000     21,132    21,567   200,000
 13    48     1,450    26,968    6,562   6,852   200,000    19,272   19,562   200,000     24,502    24,792   200,000
 14    49     1,450    29,839    6,881   7,026   200,000    21,945   22,090   200,000     28,163    28,308   200,000
 15    50     1,450    32,853    7,131   7,131   200,000    24,838   24,838   200,000     32,149    32,149   200,000
 16    51     1,450    36,019    7,334   7,334   200,000    28,015   28,015   200,000     36,539    36,539   200,000
 17    52     1,450    39,342    7,446   7,446   200,000    31,469   31,469   200,000     41,359    41,359   200,000
 18    53     1,450    42,832    7,465   7,465   200,000    35,235   35,235   200,000     46,641    46,641   200,000
 19    54     1,450    46,496    7,347   7,347   200,000    39,313   39,313   200,000     52,463    52,463   200,000
 20    55     1,450    50,343    7,114   7,114   200,000    43,765   43,765   200,000     58,872    58,872   200,000
 21    56     1,450    54,383    6,723   6,723   200,000    48,601   48,601   200,000     65,958    65,958   200,000
 22    57     1,450    58,624    6,171   6,171   200,000    53,875   53,875   200,000     73,771    73,771   200,000
 23    58     1,450    63,078    5,459   5,459   200,000    59,649   59,649   200,000     82,404    82,404   200,000
 24    59     1,450    67,754    4,538   4,538   200,000    65,958   65,958   200,000     91,964    91,964   200,000
 25    60     1,450    72,665    3,408   3,408   200,000    72,881   72,881   200,000    102,544   102,544   200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                   GUARANTEED CHARGES                              CURRENT CHARGES
                                  ------------------------------------------------------   ---------------------------------
                                    0.00% (-.75% NET)          12.00% (11.25% NET)               12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH     CASH      FUND      DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS   VALUE     VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
 26    61     1,450     77,820    2,019   2,019  200,000    80,477    80,477   200,000      114,283     114,283     200,000
 27    62     1,450     83,234      365     365  200,000    88,852    88,852   200,000      127,338     127,338     200,000
 28    63     1,450     88,918   LAPSED  LAPSED   LAPSED    98,085    98,085   200,000      141,873     141,873     200,000
 29    64     1,450     94,886                             108,307   108,307   200,000      158,098     158,098     200,000
 30    65     1,450    101,153                             119,662   119,662   200,000      176,191     176,191     214,954
 31    66     1,450    107,733                             132,329   132,329   200,000      196,208     196,208     235,450
 32    67     1,450    114,642                             146,538   146,538   200,000      218,305     218,305     259,783
 33    68     1,450    121,897                             162,562   162,562   200,000      242,703     242,703     286,389
 34    69     1,450    129,514                             180,655   180,655   211,366      269,645     269,645     315,485
 35    70     1,450    137,513                             200,642   200,642   232,745      299,404     299,404     347,309
 36    71     1,450    145,911                             222,643   222,643   256,040      332,272     332,272     382,112
 37    72     1,450    154,729                             246,958   246,958   279,063      368,682     368,682     416,610
 38    73     1,450    163,988                             273,860   273,860   303,985      409,031     409,031     454,024
 39    74     1,450    173,710                             303,677   303,677   331,007      453,775     453,775     494,614
 40    75     1,450    183,918                             336,797   336,797   360,373      503,445     503,445     538,686
 41    76     1,450    194,636                             373,693   373,693   392,378      558,663     558,663     586,596
 42    77     1,450    205,890                             414,342   414,342   435,059      619,683     619,683     650,667
 43    78     1,450    217,707                             459,106   459,106   482,061      687,086     687,086     721,441
 44    79     1,450    230,115                             508,373   508,373   533,792      761,520     761,520     799,596
 45    80     1,450    243,143                             562,557   562,557   590,685      843,681     843,681     885,865
 46    81     1,450    256,823                             622,100   622,100   653,205      934,337     934,337     981,054
 47    82     1,450    271,187                             687,461   687,461   721,834    1,034,318   1,034,318   1,086,034
 48    83     1,450    286,269                             759,120   759,120   797,075    1,144,542   1,144,542   1,201,770
 49    84     1,450    302,105                             837,576   837,576   879,455    1,265,871   1,265,871   1,329,164
 50    85     1,450    318,732                             923,365   923,365   969,533    1,399,298   1,399,298   1,469,263

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                          GUARANTEED CHARGES
                                 ---------------------------------------------------------------------
                                         0.00% (-.75% NET)                  12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 51    86     1,450    336,191                                       1,017,053   1,017,053   1,067,906
 52    87     1,450    354,524                                       1,119,241   1,119,241   1,175,203
 53    88     1,450    373,772                                       1,230,580   1,230,580   1,292,109
 54    89     1,450    393,983                                       1,351,737   1,351,737   1,419,324
 55    90     1,450    415,205                                       1,483,409   1,483,409   1,557,580
 56    91     1,450    437,488                                       1,626,283   1,626,283   1,707,597
 57    92     1,450    460,885                                       1,786,018   1,786,018   1,857,458
 58    93     1,450    485,451                                       1,965,579   1,965,579   2,024,546
 59    94     1,450    511,246                                       2,168,618   2,168,618   2,211,990
 60    95     1,450    538,331                                       2,399,877   2,399,877   2,423,876
 61    96     1,450    566,770                                       2,654,559   2,654,559   2,681,104
 62    97     1,450    596,631                                       2,933,944   2,933,944   2,963,283
 63    98     1,450    627,985                                       3,237,572   3,237,572   3,269,947
 64    99     1,450    660,907                                       3,568,075   3,568,075   3,603,756
 65    100    1,450    695,475                                       3,932,173   3,932,173   3,971,495

               CURRENT CHARGES
      ---------------------------------
             12.00% (11.25% NET)
END
 OF     CASH        FUND        DEATH
YEAR    VALUE       VALUE     PROCEEDS
 51   1,545,887   1,545,887   1,623,181
 52   1,706,738   1,706,738   1,792,074
 53   1,882,936   1,882,936   1,977,083
 54   2,075,810   2,075,810   2,179,600
 55   2,286,647   2,286,647   2,400,980
 56   2,516,552   2,516,552   2,642,379
 57   2,772,282   2,772,282   2,883,174
 58   3,058,014   3,058,014   3,149,754
 59   3,379,046   3,379,046   3,446,627
 60   3,741,639   3,741,639   3,779,055
 61   4,142,617   4,142,617   4,184,043
 62   4,586,031   4,586,031   4,631,891
 63   5,076,124   5,076,124   5,126,885
 64   5,617,655   5,617,655   5,673,831
 65   6,215,513   6,215,513   6,277,668

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $1,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       4,450         0    3,082   200,000         0    3,082   200,000         0    3,082   200,000
   5       4,450     5,750    9,310   200,000     5,750    9,310   200,000    10,867   14,427   200,000
   10      4,450     9,214   11,439   200,000     9,214   11,439   200,000    24,879   27,104   200,000
   20      4,450    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    32,706   32,706   200,000
@ Age 70   4,450     2,898    2,898   200,000     2,898    2,898   200,000    34,647   34,647   200,000
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 16 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 16 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 28 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           0.00% (-.75% NET)             0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
  1    56     4,450      4,673         0      3,082  200,000        0   3,082  200,000         0       3,082     200,000
  2    57     4,450      9,579     1,356      4,916  200,000    1,356   4,916  200,000     2,464       6,024     200,000
  3    58     4,450     14,730     3,026      6,586  200,000    3,026   6,586  200,000     5,315       8,875     200,000
  4    59     4,450     20,139     4,490      8,050  200,000    4,490   8,050  200,000     8,100      11,660     200,000
  5    60     4,450     25,819     5,750      9,310  200,000    5,750   9,310  200,000    10,867      14,427     200,000
  6    61     4,450     31,782     6,765     10,325  200,000    6,765  10,325  200,000    13,613      17,173     200,000
  7    62     4,450     38,044     7,536     11,096  200,000    7,536  11,096  200,000    16,298      19,858     200,000
  8    63     4,450     44,618     8,443     11,558  200,000    8,443  11,558  200,000    19,304      22,419     200,000
  9    64     4,450     51,522     9,018     11,688  200,000    9,018  11,688  200,000    22,170      24,840     200,000
 10    65     4,450     58,770     9,214     11,439  200,000    9,214  11,439  200,000    24,879      27,104     200,000
 11    66     4,450     66,381     8,983     10,763  200,000    8,983  10,763  200,000    27,355      29,135     200,000
 12    67     4,450     74,373     8,294      9,629  200,000    8,294   9,629  200,000    29,584      30,919     200,000
 13    68     4,450     82,764     7,090      7,980  200,000    7,090   7,980  200,000    31,592      32,482     200,000
 14    69     4,450     91,575     5,330      5,775  200,000    5,330   5,775  200,000    33,305      33,750     200,000
 15    70     4,450    100,826     2,898      2,898  200,000    2,898   2,898  200,000    34,647      34,647     200,000
 16    71     4,450    110,540    LAPSED     LAPSED   LAPSED   LAPSED  LAPSED   LAPSED    35,368      35,368     200,000
 17    72     4,450    120,739                                                            35,510      35,510     200,000
 18    73     4,450    131,449                                                            35,050      35,050     200,000
 19    74     4,450    142,693                                                            34,133      34,133     200,000
 20    75     4,450    154,501                                                            32,706      32,706     200,000
 21    76     4,450    166,898                                                            30,730      30,730     200,000
 22    77     4,450    179,916                                                            28,120      28,120     200,000
 23    78     4,450    193,584                                                            24,756      24,756     200,000
 24    79     4,450    207,936                                                            20,547      20,547     200,000
 25    80     4,450    223,005                                                            15,340      15,340     200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                   GUARANTEED CHARGES                            CURRENT CHARGES
                                 ------------------------------------------------------  --------------------------------
                                      0.00% (-.75% NET)           0.00% (-.75% NET)             0.00% (-.75% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH        FUND       DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
 26    81     4,450    238,828                                                             8,977       8,977     200,000
 27    82     4,450    255,441                                                             1,248       1,248     200,000
 28    83     4,450    272,886                                                            LAPSED      LAPSED      LAPSED

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**           CURRENT CHARGES***
                    --------------------------   --------------------------   ----------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)             6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH      FUND      DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS
   1       4,450         0    3,082   200,000         0    3,296   200,000          0     3,296   200,000
   5       4,450     5,750    9,310   200,000     8,213   11,773   200,000     13,907    17,467   200,000
   10      4,450     9,214   11,439   200,000    17,081   19,306   200,000     36,480    38,705   200,000
   20      4,450    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED     84,411    84,411   200,000
@ Age 70   4,450     2,898    2,898   200,000    18,086   18,086   200,000     61,547    61,547   200,000
@ Age 85   4,450    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    128,434   128,434   200,000
@ Age 90   4,450    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    146,039   146,039   200,000

* Policy lapses in policy year 16 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 20 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                   GUARANTEED CHARGES                           CURRENT CHARGES
                                 ------------------------------------------------------  ------------------------------
                                      0.00% (-.75% NET)           6.00% (5.25% NET)            6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH       FUND      DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS   VALUE      VALUE     PROCEEDS
  1    56     4,450      4,673         0      3,082  200,000        0   3,296  200,000         0      3,296    200,000
  2    57     4,450      9,579     1,356      4,916  200,000    1,943   5,503  200,000     3,084      6,644    200,000
  3    58     4,450     14,730     3,026      6,586  200,000    4,114   7,674  200,000     6,538     10,098    200,000
  4    59     4,450     20,139     4,490      8,050  200,000    6,204   9,764  200,000    10,127     13,687    200,000
  5    60     4,450     25,819     5,750      9,310  200,000    8,213  11,773  200,000    13,907     17,467    200,000
  6    61     4,450     31,782     6,765     10,325  200,000   10,095  13,655  200,000    17,888     21,448    200,000
  7    62     4,450     38,044     7,536     11,096  200,000   11,846  15,406  200,000    22,036     25,596    200,000
  8    63     4,450     44,618     8,443     11,558  200,000   13,841  16,956  200,000    26,746     29,861    200,000
  9    64     4,450     51,522     9,018     11,688  200,000   15,604  18,274  200,000    31,563     34,233    200,000
 10    65     4,450     58,770     9,214     11,439  200,000   17,081  19,306  200,000    36,480     38,705    200,000
 11    66     4,450     66,381     8,983     10,763  200,000   18,212  19,992  200,000    41,433     43,213    200,000
 12    67     4,450     74,373     8,294      9,629  200,000   18,952  20,287  200,000    46,417     47,752    200,000
 13    68     4,450     82,764     7,090      7,980  200,000   19,230  20,120  200,000    51,466     52,356    200,000
 14    69     4,450     91,575     5,330      5,775  200,000   18,986  19,431  200,000    56,527     56,972    200,000
 15    70     4,450    100,826     2,898      2,898  200,000   18,086  18,086  200,000    61,547     61,547    200,000
 16    71     4,450    110,540    LAPSED     LAPSED   LAPSED   16,353  16,353  200,000    66,333     66,333    200,000
 17    72     4,450    120,739                                 13,692  13,692  200,000    70,965     70,965    200,000
 18    73     4,450    131,449                                  9,855   9,855  200,000    75,451     75,451    200,000
 19    74     4,450    142,693                                  4,569   4,569  200,000    79,934     79,934    200,000
 20    75     4,450    154,501                                 LAPSED  LAPSED   LAPSED    84,411     84,411    200,000
 21    76     4,450    166,898                                                            88,895     88,895    200,000
 22    77     4,450    179,916                                                            93,376     93,376    200,000
 23    78     4,450    193,584                                                            97,836     97,836    200,000
 24    79     4,450    207,936                                                           102,285    102,285    200,000
 25    80     4,450    223,005                                                           106,715    106,715    200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                   GUARANTEED CHARGES                           CURRENT CHARGES
                                 ------------------------------------------------------  ------------------------------
                                      0.00% (-.75% NET)           6.00% (5.25% NET)            6.00% (5.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D     CASH       FUND    DEATH     CASH    FUND    DEATH      CASH       FUND      DEATH
YEAR   AGE   OUTLAY     AT 5%      VALUE     VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS   VALUE      VALUE     PROCEEDS
 26    81     4,450    238,828                                                           111,134    111,134    200,000
 27    82     4,450    255,441                                                           115,545    115,545    200,000
 28    83     4,450    272,886                                                           119,979    119,979    200,000
 29    84     4,450    291,203                                                           124,283    124,283    200,000
 30    85     4,450    310,436                                                           128,434    128,434    200,000
 31    86     4,450    330,630                                                           132,418    132,418    200,000
 32    87     4,450    351,834                                                           136,204    136,204    200,000
 33    88     4,450    374,098                                                           139,710    139,710    200,000
 34    89     4,450    397,475                                                           142,994    142,994    200,000
 35    90     4,450    422,022                                                           146,039    146,039    200,000
 36    91     4,450    447,795                                                           148,714    148,714    200,000
 37    92     4,450    474,857                                                           151,067    151,067    200,000
 38    93     4,450    503,273                                                           153,040    153,040    200,000
 39    94     4,450    533,109                                                           154,671    154,671    200,000
 40    95     4,450    564,437                                                           155,866    155,866    200,000
 41    96     4,450    597,331                                                           156,805    156,805    200,000
 42    97     4,450    631,870                                                           157,466    157,466    200,000
 43    98     4,450    668,136                                                           157,473    157,473    200,000
 44    99     4,450    706,216                                                           156,443    156,443    200,000
 45    100    4,450    746,199                                                           153,332    153,332    200,000

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**             CURRENT CHARGES***
                    --------------------------   --------------------------   ---------------------------------
                        0.00% (-.75% NET)           12.00% (11.25% NET)              12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
   1       4,450         0    3,082   200,000         0    3,511   200,000            0       3,511     200,000
   5       4,450     5,750    9,310   200,000    11,164   14,724   200,000       17,487      21,047     200,000
   10      4,450     9,214   11,439   200,000    29,131   31,356   200,000       53,271      55,496     200,000
   20      4,450    LAPSED   LAPSED    LAPSED    70,123   70,123   200,000      205,461     205,461     219,843
@ Age 70   4,450     2,898    2,898   200,000    49,787   49,787   200,000      110,334     110,334     200,000
@ Age 85   4,450    LAPSED   LAPSED    LAPSED    78,947   78,947   200,000      634,824     634,824     666,566
@ Age 90   4,450    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    1,060,805   1,060,805   1,113,845

* Policy lapses in policy year 16 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 35 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.

                                ------------------------------------------------------
                                Signature of Applicant or Policyowner

                                -------------------------
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                                ------------------------------------------------------
                                Signature of Representative

                                -------------------------
                                Date

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                  GUARANTEED CHARGES                             CURRENT CHARGES
                                 ----------------------------------------------------   ---------------------------------
                                    0.00% (-.75% NET)         12.00% (11.25% NET)              12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH     CASH     FUND     DEATH       CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS  VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
  1    56     4,450      4,673        0   3,082  200,000        0    3,511   200,000            0       3,511     200,000
  2    57     4,450      9,579    1,356   4,916  200,000    2,558    6,118   200,000        3,732       7,292     200,000
  3    58     4,450     14,730    3,026   6,586  200,000    5,305    8,865   200,000        7,865      11,425     200,000
  4    59     4,450     20,139    4,490   8,050  200,000    8,167   11,727   200,000       12,419      15,979     200,000
  5    60     4,450     25,819    5,750   9,310  200,000   11,164   14,724   200,000       17,487      21,047     200,000
  6    61     4,450     31,782    6,765  10,325  200,000   14,273   17,833   200,000       23,127      26,687     200,000
  7    62     4,450     38,044    7,536  11,096  200,000   17,516   21,076   200,000       29,363      32,923     200,000
  8    63     4,450     44,618    8,443  11,558  200,000   21,298   24,413   200,000       36,647      39,762     200,000
  9    64     4,450     51,522    9,018  11,688  200,000   25,176   27,846   200,000       44,594      47,264     200,000
 10    65     4,450     58,770    9,214  11,439  200,000   29,131   31,356   200,000       53,271      55,496     200,000
 11    66     4,450     66,381    8,983  10,763  200,000   33,148   34,928   200,000       62,707      64,487     200,000
 12    67     4,450     74,373    8,294   9,629  200,000   37,231   38,566   200,000       73,002      74,337     200,000
 13    68     4,450     82,764    7,090   7,980  200,000   41,369   42,259   200,000       84,300      85,190     200,000
 14    69     4,450     91,575    5,330   5,775  200,000   45,569   46,014   200,000       96,700      97,145     200,000
 15    70     4,450    100,826    2,898   2,898  200,000   49,787   49,787   200,000      110,334     110,334     200,000
 16    71     4,450    110,540   LAPSED  LAPSED   LAPSED   53,962   53,962   200,000      125,280     125,280     200,000
 17    72     4,450    120,739                             58,146   58,146   200,000      141,904     141,904     200,000
 18    73     4,450    131,449                             62,270   62,270   200,000      160,549     160,549     200,000
 19    74     4,450    142,693                             66,281   66,281   200,000      181,668     181,668     200,000
 20    75     4,450    154,501                             70,123   70,123   200,000      205,461     205,461     219,843
 21    76     4,450    166,898                             73,752   73,752   200,000      231,898     231,898     243,493
 22    77     4,450    179,916                             77,117   77,117   200,000      261,118     261,118     274,174
 23    78     4,450    193,584                             80,188   80,188   200,000      293,402     293,402     308,073
 24    79     4,450    207,936                             82,894   82,894   200,000      329,061     329,061     345,514
 25    80     4,450    223,005                             85,115   85,115   200,000      368,428     368,428     386,850

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EquityMaster

               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                 GUARANTEED CHARGES                           CURRENT CHARGES
                                 --------------------------------------------------  ---------------------------------
                                    0.00% (-.75% NET)        12.00% (11.25% NET)            12.00% (11.25% NET)
END                    PREMIUM
 OF          PREMIUM   ACCUM'D    CASH    FUND    DEATH     CASH    FUND    DEATH      CASH        FUND        DEATH
YEAR   AGE   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS  VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS
 26    81     4,450    238,828                             86,685  86,685  200,000     411,875     411,875     432,468
 27    82     4,450    255,441                             87,325  87,325  200,000     459,799     459,799     482,789
 28    83     4,450    272,886                             86,648  86,648  200,000     512,643     512,643     538,275
 29    84     4,450    291,203                             84,103  84,103  200,000     570,825     570,825     599,366
 30    85     4,450    310,436                             78,947  78,947  200,000     634,824     634,824     666,566
 31    86     4,450    330,630                             70,091  70,091  200,000     705,154     705,154     740,412
 32    87     4,450    351,834                             55,932  55,932  200,000     782,347     782,347     821,464
 33    88     4,450    374,098                             34,066  34,066  200,000     866,930     866,930     910,276
 34    89     4,450    397,475                                719     719  200,000     959,541     959,541   1,007,518
 35    90     4,450    422,022                             LAPSED  LAPSED   LAPSED   1,060,805   1,060,805   1,113,845
 36    91     4,450    447,795                                                       1,171,260   1,171,260   1,229,823
 37    92     4,450    474,857                                                       1,294,083   1,294,083   1,345,847
 38    93     4,450    503,273                                                       1,431,265   1,431,265   1,474,203
 39    94     4,450    533,109                                                       1,585,329   1,585,329   1,617,036
 40    95     4,450    564,437                                                       1,759,260   1,759,260   1,776,853
 41    96     4,450    597,331                                                       1,951,608   1,951,608   1,971,124
 42    97     4,450    631,870                                                       2,164,314   2,164,314   2,185,957
 43    98     4,450    668,136                                                       2,399,418   2,399,418   2,423,412
 44    99     4,450    706,216                                                       2,659,201   2,659,201   2,685,793
 45    100    4,450    746,199                                                       2,946,013   2,946,013   2,975,473

This is an illustration, not a policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                               Version 98.09.01
Initial Modal Premium: $4,450.00-Premium Mode: Annual-Riders: None  Form # B2-98

                                    PART II

                   (INFORMATION NOT REQUIRED IN A PROSPECTUS)

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and Reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that Section.

RULE 484 UNDERTAKING

     The By-Laws of MONY Life Insurance Company of America ("MONY America") provide, in Article VI as follows:

          SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

          SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS RELATING TO SECTION 26 OF THE
  INVESTMENT COMPANY ACT OF 1940

     Registrant and MONY Life Insurance Company of America represent that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company of America.

CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The Facing Sheet.

     Cross-Reference to items required by Form N-8B-2.

     Prospectus consisting of        pages.

     The Undertaking to file reports.

     The signatures.

     Written consents of the following persons:

          a. Edward P. Bank, Vice President and Deputy General Counsel, The Mutual Life Insurance Company of New York


          b. Pricewaterhouse Coopers LLP Independent Accountants


     The following exhibits:

          1. The following exhibits correspond to those required by paragraph A of the instructions as exhibits to Form N-8B2:

             (1) Resolution of the Board of Directors of MONY America authorizing establishment of MONY America Variable Account L, filed as
        Exhibit 1 to Registration Statement on Form S-6, dated February 21, 1985 (Registration Nos. 2-95900 and 811-4235), is incorporated herein by reference.

             (2) Not applicable.

             (3) (a) Underwriting Agreement between MONY Life Insurance Company of America, MONY Series Fund, Inc., and MONY Securities Corp., filed as
        Exhibit 3(a) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated January 6, 1995 (Registration Nos. 33-82570 and 811-4235), is incorporated by referenced herein.

             (b) Proposed specimen agreement between MONY Securities Corp. and registered representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement on Form N-4 (Registration Nos. 33-37722 and 811-6126) is incorporated herein by reference.

             (c) Commission schedule (with Commission Contract), filed as
        Exhibit 3(c) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated January 6, 1995 (Registration Nos. 33-82570 and 811-4235), is incorporated by referenced herein.

             (4) Not applicable.


             (5) Form of policy, filed as Exhibit 1(5) to Registration Statement on Form S-6, dated June 16, 1998 (Registration Nos. 333-56969 and 811-4235), is incorporated herein by reference.



             (6) Articles of Incorporation and By-Laws of MONY America filed as Exhibits 6(a) and 6(b), respectively, to Registration Statement Registration No. 33-13183) dated April 6, 1987, is incorporated herein by reference.


             (7) Not applicable.


             (8) (a) Form of agreement to purchase shares. Application Form for Flexible Premium Variable Universal Life Insurance Policy, filed as
        Exhibit 1.(10) to Pre-Effective Amendment No. 1, dated January 6, 1995, to Registration Statement on Form S-6 (Registration No. 33-82570), is incorporated herein by reference.



             (b) Investment Advisory Agreement between MONY Life Insurance Company of America and MONY Series Fund, Inc. filed as Exhibit 5(i) to Post-Effective amendment No. 14 to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated February 27, 1998, is incorporated herein by reference.

             Portfolio Manager Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and OpCap Advisors, as sub-advisor, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.



             Portfolio Manager Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Gabelli Asset Management Co., as sub-adviser, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.



             Portfolio Manager Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Brinson Partners, Inc., as sub-adviser, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.



             Portfolio Manager Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Caywood-Scholl Capital Management, Inc., as sub-adviser, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.



             (c) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America filed as Exhibit 5(ii) to Pre-Effective Amendment to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.


             (9) Not applicable.


             (10) Application Form for Flexible Premium Variable Universal Life Insurance Policy, filed as Exhibit 1.(10) to Pre-Effective Amendment No. 1, dated January 6, 1995, to Registration Statement on Form S-6 (Registration No. 33-82570), is incorporated herein by reference.



          2. Opinion and consent of Edward P. Bank, Vice President and Deputy General Counsel, The Mutual Life Insurance Company of New York, as to legality of the securities being registered, is incorporated herein by reference.


          3. Not applicable.

          4. Not applicable.

          5. Not applicable.


          6. Not Applicable.



          7. Consent of PricewaterhouseCoopers LLP as to financial statements of MONY America Variable Account L and of MONY Life Insurance Company of America, is filed herewith as Exhibit 7.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY America Variable Account L of MONY Life Insurance Company of America, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 14th day of September, 1998.


                                          MONY AMERICA VARIABLE ACCOUNT L OF
                                          MONY LIFE INSURANCE COMPANY OF AMERICA

                                          By:      /s/ MICHAEL I. ROTH
                                            ------------------------------------
                                              Michael I. Roth, Director,
                                              Chairman of the Board and Chief
                                              Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to this Registration Statement has been duly signed below by the following persons in the capacities and on the date indicated.



SIGNATURE                                                                                  DATE
---------                                                                                  ----

              /s/ MICHAEL I. ROTH                 Director, Chairman of the Board   September 14, 1998
------------------------------------------------    and Chief Executive Officer
                Michael I. Roth

               /s/ SAMUEL J. FOTI                 Director, President and Chief     September 14, 1998
------------------------------------------------    Operating Officer
                 Samuel J. Foti

              /s/ RICHARD DADDARIO                Director, Vice President and      September 14, 1998
------------------------------------------------    Controller
                Richard Daddario                    (Principal Financial and
                                                    Accounting Officer)

             /s/ KENNETH M. LEVINE                Director and Executive Vice       September 14, 1998
------------------------------------------------    President
               Kenneth M. Levine

            /s/ PHILLIP A. EISENBERG              Director, Vice President and      September 14, 1998
------------------------------------------------    Chief Actuary
              Phillip A. Eisenberg

              /s/ MARGARET G. GALE                Director and Vice President       September 14, 1998
------------------------------------------------
                Margaret G. Gale

              /s/ CHARLES P. LEONE                Director and Vice President       September 14, 1998
------------------------------------------------
                Charles P. Leone

             /s/ RICHARD E. CONNORS               Director                          September 14, 1998
------------------------------------------------
               Richard E. Connors

              /s/ STEPHEN J. HALL                 Director                          September 14, 1998
------------------------------------------------
                Stephen J. Hall

                                 EXHIBIT INDEX


      2. Opinion and Consent of Edward P. Bank



      7. Consent of PricewaterhouseCoopers LLP



     27. Financial Data Schedule